Exhibit 99.2

MD&A

Management’s

discussion and analysis

MD&A

In this management’s discussion and analysis (MD&A), we, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates. Bell means, as the context may require, either Bell Canada or, collectively, Bell Canada, its subsidiaries, joint arrangements and associates.

All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to section 11, Non-GAAP financial measures, other financial measures and key performance indicators (KPIs) for a list of defined non-GAAP financial measures, other financial measures and KPIs.

Please refer to BCE’s audited consolidated financial statements for the year ended December 31, 2024 when reading this MD&A.

In preparing this MD&A, we have taken into account information available to us up to March 6, 2025, the date of this MD&A, unless otherwise stated.

You will find additional information relating to BCE, including BCE’s audited consolidated financial statements for the year ended December 31, 2024, BCE’s annual information form for the year ended December 31, 2024, dated March 6, 2025 (BCE 2024 AIF) and recent financial reports, on BCE’s website at BCE.ca, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

Documents and other information contained in BCE’s website or in any other site referred to in BCE’s website or in this MD&A are not part of this MD&A and are not incorporated by reference herein.

This MD&A comments on our business operations, performance, financial position and other matters for the two years ended December 31, 2024 and 2023.

Caution regarding forward-looking statements

This MD&A and, in particular, but without limitation, section 1.3, Key corporate developments, section 1.4, Capital allocation strategy, section 1.6, Capitals and our corporate responsibility, section 2, Strategic imperatives, section 3.2, Business outlook and assumptions, section 5, Business segment analysis and section 6.7, Liquidity, contain forward-looking statements. These forward-looking statements include, without limitation, statements relating to the proposed acquisition by Bell Canada of Northwest Fiber Holdco, LLC (doing business as Ziply Fiber (Ziply Fiber)), the expected timing and completion thereof, the sources of liquidity we expect to use to fund the proposed acquisition, certain potential benefits expected to result from the proposed acquisition including the combined Bell Canada and Ziply Fiber target number of fibre locations to be reached by the end of 2028, Bell Canada’s growth prospects and strategic positioning, the proposed disposition of BCE’s ownership stake in Maple Leaf Sports and Entertainment Ltd. (MLSE), the expected timing and completion thereof, the intended use by BCE of the net proceeds from the proposed disposition and the planned access by Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years, the proposed disposition of Northwestel Inc. (Northwestel), the expected timing and completion thereof, the intended use by Bell Canada of the proceeds from the proposed disposition and the planned continuation of a Bell Canada partnership with Northwestel beyond transaction close, BCE’s common share dividend, expected dividend payout ratio level in 2025 and dividend payout policy target, BCE’s net debt leverage policy target and the projected decrease starting in 2025 of BCE’s leverage level, BCE’s anticipated reductions in capital expenditures, BCE’s network deployment plans, the status of BCE’s Shareholder Dividend Reinvestment and Stock Purchase Plan (DRP) and the time period during which the discount thereunder will be maintained by BCE, our objective to maintain investment-grade credit ratings for Bell Canada’s senior debt, our goal to drive long-term value creation for BCE’s shareholders, the intended use of the net proceeds of Bell Canada’s February 18, 2025 offering of junior subordinated debt securities, BCE’s expected post-employment benefit plans funding and the sources of liquidity we expect to use to meet our 2025 cash requirements, our environmental, social and governance (ESG) objectives, which include, without limitation, our objectives concerning inclusion and belonging, our targeted reductions in the level of our greenhouse gas (GHG) emissions including, without limitation, our carbon neutrality (scope 1 and 2 only) target, our science-based targets, our objectives concerning reductions in waste to landfill, community investment, privacy and information security, corporate governance and ethical business conduct, our transformation initiatives, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target, commitment and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the safe harbour provisions of applicable Canadian securities laws and of the United States (U.S.) Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements in this MD&A describe our expectations as at March 6, 2025 and, accordingly, are subject to change after that date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. Forward-looking statements are presented in this MD&A for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

We have made certain economic, market, operational and other assumptions in preparing the forward-looking statements contained in this MD&A, and, in particular, but without limitation, the forward-looking statements contained in the previously mentioned sections of this MD&A. These assumptions include, without limitation, the assumptions described in the various sub-sections of this MD&A entitled Assumptions, which sub-sections are incorporated by reference in this cautionary statement. Subject to various factors, we believe that our assumptions were reasonable as at March 6, 2025. If our assumptions turn out to be inaccurate, actual results or events could be materially different from what we expect.

Important risk factors that could cause actual results or events to differ materially from those expressed in, or implied by, the previously-mentioned forward-looking statements and other forward-looking statements contained in this MD&A, include, but are not limited to: the negative effect of adverse economic conditions, including trade wars resulting from the imposition of U.S. tariffs on imports from Canada and retaliatory tariffs by the Canadian government on goods coming from the U.S., recessions, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility, and the resulting negative impact on customer spending and the demand for our products and services; the negative effect of adverse conditions associated with geopolitical events; the intensity of competitive activity and the failure to effectively respond to evolving competitive dynamics; the level of technological substitution and the presence of alternative service providers contributing to disruptions and

8   BCE INC. 2024 ANNUAL FINANCIAL REPORT

MD&A

disintermediation in each of our business segments; changing customer behaviour and the expansion of cloud-based, over-the-top (OTT) and other alternative solutions; advertising market pressures from economic conditions, fragmentation and non-traditional/global digital services; rising content costs and challenges in our ability to acquire or develop key content; high Canadian Internet and smartphone penetration; regulatory initiatives, proceedings and decisions, government consultations and government positions that negatively affect us and influence our business including, without limitation, concerning mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations and control of copyright piracy; the inability to implement enhanced compliance frameworks and to comply with legal and regulatory obligations; unfavourable resolution of legal proceedings; the failure to evolve and transform our networks, systems and operations using next-generation technologies while lowering our cost structure, including the failure to meet customer expectations of product and service experience; the inability to drive a positive customer experience; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to implement an effective security and data governance framework; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; service interruptions or outages due to network failures or slowdowns; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, information technology (IT) systems, equipment and other facilities; the failure by other telecommunications carriers on which we rely to provide services to complete planned and sufficient testing, maintenance, replacement or upgrade of their networks, equipment and other facilities, which could disrupt our operations including through network or other infrastructure failures; the complexity of our operations and IT systems and the failure to implement, maintain or manage highly effective processes and IT systems; in-orbit and other operational risks to which the satellites used to provide our satellite television (TV) services are subject; the failure to attract, develop and retain a talented team capable of furthering our strategic imperatives and operational transformation; the potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations and the de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations; the failure to adequately manage health and safety concerns; labour disruptions and shortages; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether our dividend payout policy will be maintained or achieved, or that the dividend on common shares will be maintained or dividends on any of BCE’s outstanding shares will be declared by BCE’s board of directors (BCE Board); the failure to reduce costs and adequately assess investment priorities, as well as unexpected increases in costs; the inability to manage various credit, liquidity and market risks; the failure to evolve practices to effectively monitor and control fraudulent activities; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the impact on our financial statements and estimates from a number of factors; pension obligation volatility and increased contributions to post-employment benefit plans; the expected timing and completion of the proposed disposition of Northwestel are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, the purchaser securing financing and the completion of confirmatory due diligence, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed disposition will be realized; the expected timing and completion of the proposed disposition of BCE’s ownership stake in MLSE and the planned access by Bell Media to content rights for the Toronto Maple Leafs and

Toronto Raptors for the next 20 years through a long-term agreement with Rogers Communications Inc. (Rogers) are subject to closing conditions, termination rights and other risks and uncertainties, including, without limitation, relevant sports league and other customary approvals, which may affect its completion, terms or timing, and the intended use of proceeds by BCE from the proposed disposition may vary based on timing of closing of the disposition and other factors and, as such, there can be no assurance that the proposed disposition, the anticipated use of proceeds and the potential benefits expected to result from the proposed disposition will occur or be realized, or that they will occur or be realized on the terms and conditions, or at the time, currently contemplated; the expected timing and completion of the proposed acquisition of Ziply Fiber are subject to customary closing conditions, termination rights and other risks and uncertainties, including, without limitation, relevant regulatory approvals, such as approval by the Federal Communications Commission and approvals by state Public Utilities Commissions, which may affect its completion, terms or timing and, as such, there can be no assurance that the proposed acquisition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated, or that the potential benefits expected to result from the proposed acquisition will be realized; reputational risks and the inability to meaningfully integrate ESG considerations into our business strategy, operations and governance; the adverse impact of various internal and external factors on our ability to achieve our ESG targets including, without limitation, those related to GHG reduction and supplier engagement; the failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change; the failure to develop and implement sufficient corporate governance practices; the inability to adequately manage social issues; health risks, including pandemics, epidemics and other health concerns, such as radio frequency emissions from wireless communications devices and equipment; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need; the failure of our vendor selection, governance and oversight processes, including our management of supplier risk in the areas of security, data governance and responsible procurement; the quality of our products and services and the extent to which they may be subject to defects or fail to comply with applicable government regulations and standards.

These and other risk factors that could cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements are discussed in this MD&A and, in particular, in section 9, Business risks of this MD&A.

Forward-looking statements contained in this MD&A for periods beyond 2025 involve longer-term assumptions and estimates than forward-looking statements for 2025 and are consequently subject to greater uncertainty. Forward-looking statements for periods beyond 2025 further assume, unless otherwise indicated, that the risks described above and in section 9, Business risks of this MD&A will remain substantially unchanged during such periods.

We caution readers that the risk factors described above and in the previously-mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation. We regularly consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such transactions or of special items that may be announced or that may occur after March 6, 2025. The financial impact of these transactions and special items can be complex and depends on facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way, or in the same way we present known risks affecting our business.

1 MD&A Overview

1 Overview

1.1 Introduction

At a glance

BCE is Canada’s largest communications company, (1) providing residential, business and wholesale customers with a wide range of solutions for all their communications needs. BCE’s shares are publicly traded on the Toronto Stock Exchange and on the New York Stock Exchange (TSX, NYSE: BCE).

Our results are reported in two segments: Bell Communication and Technology Services (Bell CTS) and Bell Media.

Bell CTS provides a wide range of communication products and services to consumer, business and government customers across Canada. Wireless products and services include mobile data and voice plans, streaming services, and devices and are available nationally. Wireline products and services comprise data (including Internet access, Internet protocol television (IPTV), cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source). In 2024, Bell Canada announced a strategic partnership with Best Buy Canada to operate 167 The Source consumer electronics retail stores in Canada, which have been rebranded as Best Buy Express and offer the latest in consumer electronics from Best Buy along with exclusive telecommunications services from Bell.

Bell Media provides a portfolio of assets in premium video, audio, OOH advertising, and digital media to customers nationally across Canada. Revenues are derived primarily from advertising and subscriber fees.

We also hold investments in a number of other assets, including:

•	a 37.5% indirect equity interest in MLSE (2)

•	a 50% indirect equity interest in Glentel Inc. (Glentel)

•	a 20.2% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club, evenko and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec

BCE is Canada’s largest

communications company

BCE’s business segments

At December 31, 2024

(1)	Based on total revenue and total combined customer connections.

(2)

On September 18, 2024, BCE announced that it has reached an agreement to sell its ownership stake in MLSE for $4.7 billion to Rogers, subject to relevant sports league and other customary approvals. The transaction is expected to close in mid-2025.

10   BCE INC. 2024 ANNUAL FINANCIAL REPORT

1 MD&A Overview

Our purpose

BCE’s purpose is to advance how Canadians connect with each other and the world. Our strategy builds on our longstanding strengths in networks, service innovation and content creation, and positions the company for continued growth and innovation leadership. Our primary business objectives are to grow our subscriber base profitably and to maximize revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential, business and wholesale customers, and as Canada’s leading media and entertainment company. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for our customers and other stakeholders.

Our strategy is centred on our disciplined focus and execution of six strategic imperatives that position us to deliver continued success in a fast-changing communications marketplace. The six strategic imperatives that underlie BCE’s business plan are:

Our operational transformation (1)

We are continuing our journey to modernize our operations, increase productivity, build tech talent and materially right-size our cost base.

Innovation is driving customer expectations for enhanced user experiences, improved customer service, and faster market responses, all of which are improved by our operational transformation.

Our transformation reinforces a customer-first approach and specifically sets out to deliver incremental value to our customers as indicated in the following examples:

•	Ability for customers to enjoy our products, services, and content on any device in any location

•	Enable customers to be served on their timeline through simple sales and support interactions across the channel of their choosing (e.g., online, call centre, store)

•	Access to new and better products, services and solutions on an accelerated basis tailored to meet customers’ evolving needs and expectations

Our alignment to the International Integrated Reporting Framework

Following the principles of the International Integrated Reporting Framework (<IR> Framework), now part of the IFRS® Foundation, Bell released, concurrently with this MD&A, an Integrated Annual Report which contains a strategic overview outlining our sustainable value creation process. This strategic overview discloses how we seek to generate sustainable value for our stakeholders as the result of our business operations, guided by our strategic imperatives and use of capitals. Our capitals are outlined below and serve as inputs that are transformed through our business strategy and strategic imperatives resulting in outcomes that seek to create value for our stakeholders over time.

Our

networks

Reliable, accessible and affordable world-class broadband fibre and wireless networks.

Our customers

and relationships

Strong relationships with customers, communities and suppliers.

Our products

and services

Innovative and compelling products, services and media content addressing societal demands.

Our

environment

Responsible environmental management throughout our operations.

Our

people

Skilled and engaged team members.

Our financial

resources

Capital from our investors, returns on our investments and free cash flow generated from our operations.

To increase the connectivity of information, we have incorporated the icons representing our six capitals described above throughout this MD&A to highlight the respective linkage between our capitals and the topics discussed.

(1)	Also referred to as our transformation from a traditional telecommunications company to a technology services and digital media company.

1 MD&A Overview

BCE 2024 consolidated results

Operating revenues	Net earnings	Adjusted EBITDA (1)
$24,409	$375	$10,589
million	million	million
(1.1%) vs. 2023	(83.9%) vs. 2023	1.7% vs. 2023

Net earnings attributable	Adjusted net earnings (1)	Cash flows from	Free cash flow (1)
to common shareholders		operating activities
$163	$2,773	$6,988	$2,888
million	million	million	million
(92.1%) vs. 2023	(5.2%) vs. 2023	(12.1%) vs. 2023	(8.1%) vs. 2023

BCE customer connections (5)

Total mobile phones (2) (3) (5)	Retail high-speed	Retail IPTV (4)	Retail residential network
	Internet (3) (4) (5)		access services (NAS) lines (4)
10.3 million	+0.4%	+3.0%	(9.3%)
subscribers at the end of 2024	4.5 million subscribers	2.1 million subscribers	1.8 million subscribers
Flat vs. 2023	at the end of 2024	at the end of 2024	at the end of 2024

(1)

Adjusted EBITDA is a total of segments measure, and adjusted net earnings and free cash flow are non-GAAP financial measures. See section 11.3, Total of segments measures and section 11.1, Non-GAAP financial measures in this MD&A for more information on these measures.

(2)

In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at December 31, 2024, as we stopped selling new plans for this service as of that date.

(3)

In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at September 30, 2024, as we stopped selling new plans for this service as of that date. Additionally, as a result of a recent Canadian Radio-television and Telecommunications Commission (CRTC) decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.

(4)

In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service. While in Q2 2023, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers, respectively, as a result of small acquisitions.

(5)

In Q1 2024, we adjusted our mobile phone postpaid subscriber base to remove very low to non-revenue generating business market subscribers of 105,802. Additionally, in Q1 2024 our retail high-speed Internet subscriber base increased by 3,850 business subscribers as a result of a small acquisition. We also removed 11,645 turbo hubs subscribers from our retail high-speed Internet subscriber base in Q1 2024, as we are no longer actively marketing this product in our wireless-to-the-home footprint. Lastly, as of Q1 2024, we are no longer reporting retail satellite TV subscribers as this no longer represents a significant proportion of our revenues. As a result, satellite TV subscribers have been removed from our retail TV subscriber base, and we now report exclusively retail IPTV subscribers.

12   BCE INC. 2024 ANNUAL FINANCIAL REPORT

1 MD&A Overview

1.2 About BCE

Our 2024 results are reported in two segments: Bell CTS and Bell Media. We describe our products and services by segment in this section, to provide further insight into our operations.

Our products and services

Bell CTS

Segment description

• Provides a wide range of communication products and services to consumer, business and government customers across Canada

• Wireless products and services include mobile data and voice plans, streaming services, and devices and are available nationally

• Wireline products and services comprise data (including Internet access, IPTV, cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada

• Includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, and the wireline operations of Northwestel, which provides telecommunications services in Canada’s Northern Territories (1)

Our brands include

Our networks and reach

We hold wireless spectrum licences, with holdings across various spectrum bands and regions across Canada, totalling more than 8.6 billion megahertz per population (MHz-Pop), corresponding to an average of approximately 233 megahertz (MHz) of spectrum per Canadian.

The vast majority of our cell towers are connected with fibre, the latest network infrastructure technology, for a faster and more reliable connection.

Our Fourth Generation (4G) Long-term Evolution (LTE) nationwide wireless broadband network is compatible with global standards and delivers high-quality and reliable voice and high-speed data services coast to coast to virtually all of the Canadian population. Fifth Generation (5G) and 5G+ are the next generation of wireless technology, offering faster speeds and lower latency. Our LTE network will be the backbone for our 5G network as it expands across Canada.

•

LTE coverage of over 99% of Canada’s population, with LTE-A covering 96% of Canada’s population, and 5G coverage of 87% of Canada’s population, with 5G+ covering 60% of Canada’s population at December 31, 2024

•

Peak theoretical mobile data access download speeds: 5G+, up to 3 gigabit(s) per second (Gbps) in select markets; 5G, up to 1.7 Gbps (average expected speeds of 89 to 705 megabits per second (Mbps) in markets across Canada); LTE-A, up to 1.5 Gbps (average expected speeds of 25 to 325 Mbps) in markets across Canada; LTE, up to 150 Mbps (expected average speeds of 18 to 40 Mbps); high-speed packet access plus (HSPA+), up to 42 Mbps (expected average speeds of 7 to 14 Mbps) (2)

•	Reverts to LTE/LTE-A technology and speeds when customers are outside 5G and 5G+ coverage areas

•

Bell also operates a LTE-category M1 (LTE-M) network, which is a subset of our LTE network, supporting low-power Internet of Things (IoT) applications with enhanced coverage, longer device battery life and enabling lower costs for IoT devices connecting to Bell’s national network. Our LTE-M network is available in most Canadian provinces.

•	Extensive local access network in Ontario, Québec, the Atlantic provinces and Manitoba, as well as in Canada’s Northern Territories (1)

•	Fibre-to-the-premise (FTTP) footprint covering approximately 7.8 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba

•

Wireless-to-the-premise (WTTP) footprint covering approximately 1 million locations primarily in rural areas. WTTP is 5G-capable fixed wireless technology delivered over Bell’s LTE wireless network that provides broadband residential Internet access to smaller and underserved communities.

•

Largest Internet protocol (IP) multi-protocol label switching footprint of any Canadian provider, enabling us to offer business customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and TV

We have approximately 8,000 retail points of distribution across Canada, including approximately 1,000 Bell, Virgin Plus, Lucky Mobile, Staples and Best Buy Express locations, as well as Glentel-operated locations (WIRELESSWAVE, Tbooth wireless and WIRELESS etc.) and other third-party dealer and retail locations.

(1)

In June 2024, Bell Canada entered into an agreement for the sale of Northwestel to Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut. The transaction is expected to close in 2025 subject to certain closing conditions, including securing financing by Sixty North Unity and the completion of confirmatory due diligence and, as such, there can be no assurance that the transaction will ultimately be consummated. The Competition Bureau’s approval was received in the fourth quarter of 2024.

(2)	Network speeds vary with location, signal and customer device. Compatible device required.

1 MD&A Overview

Our wireless products and services

•

Data and voice plans: From plans focused on affordability to premium services, we have plans that cater to all customer segments, available on either postpaid or prepaid options, including unlimited data, shareable, device financing plans and Connect Everything plans. Our services provide fast Internet access for video, social networking, messaging and mobile applications, as well as a host of call features.

•	Specialized plans: for tablets, smartwatches, Connected Car, mobile Internet, trackers, laptops and security cameras

•

Extensive selection of devices: the latest 5G and 5G+ smartphones, tablets, smartwatches, mobile Internet devices and connected things (Bell Connected Car, trackers, connected home, lifestyle and virtual reality)

•	Travel: international roaming in over 230 destinations, with LTE roaming in 213 destinations and 5G roaming in 106 destinations

•	Mobile business solutions: push-to-talk, field service management, worker safety and mobility management

•	IoT solutions: fleet management, asset management, smart supply chain, building and site management, municipal operations, integrated smart city ecosystem with Esri

•	Smart Home: home security, monitoring and automation services from Bell Smart Home

•	Bundles: multi-product bundles of Internet, TV, home phone, mobility and smart home services with monthly discounts

Our wireline products and services

Residential

•

Internet: high-speed Internet access through fibre-optic broadband technology, 5G-capable WTTP technology or digital subscriber line (DSL) with a wide range of options, including reliable Wi-Fi, unlimited usage, security services and mobile Internet. Our Internet service, marketed as Fibe Internet, offers symmetrical download and upload speeds of up to 3 Gbps with FTTP, or download speeds of up to 100 Mbps with Fibre-to-the-node (FTTN), while our Wireless Home Internet (WHI) fixed wireless service delivers broadband download speeds of up to 50 Mbps. We also offer Internet service under the Virgin Plus brand offering download speeds of up to 1 Gbps.

•

TV: IPTV services (Fibe TV, Fibe TV app and Virgin Plus TV) and satellite TV service. Bell’s Fibe TV service powered by Google Android TV technology provides extensive live and on-demand content options with 4K resolution (4K) picture quality and capabilities and features including access to thousands of apps, voice remote powered by Google Assistant, universal search, cloud personal video recorder (PVR), compact 4K high dynamic range (HDR) receiver and access to the Fibe TV app. The Fibe TV app live TV streaming service offers live and on-demand programming on Bell Streamer, Apple TV, Airplay, Amazon Fire TV, Google Chromecast, Android TV devices, smartphones, tablets and computers. Bell Streamer is a 4K HDR streaming device powered by Android TV offering all-in-one access to the Fibe TV app, support for all major streaming services and access to over 10,000 apps from Google Play. We also offer an app-based live TV streaming service branded as Virgin Plus TV.

•	Home Phone: local telephone service, long distance and advanced calling features

Business

•

Internet and network solutions: through our advanced technologies and end-to-end network, cloud and security expertise, Bell is a network transformation partner of choice for Canadian businesses. Our solutions include business Internet, software-defined solutions, private networks, global networks, managed and professional services.

•

Voice and Collaboration: we offer a variety of voice and collaboration solutions, including unified communications as a service (UCaaS), traditional local and long distance phone services, cloud-based voice over IP (VoIP) services and advanced solutions with custom calling features

•

Cloud: Bell supports every stage of businesses’ cloud journey with cloud, network and security expertise, an advanced partner ecosystem and advanced hybrid multi-cloud solutions. Our cloud solutions include professional and managed services, public multi-access edge computing (MEC) with Amazon Web Services Wavelength, cloud connect, and backup and disaster recovery.

•	Security: we offer a full suite of solutions to address businesses’ security concerns, including network security, cloud security and managed and professional services

•	Contact centre: we offer scalable, cloud-based contact centre solutions that include artificial intelligence (AI)-enhanced features, enabling omnichannel experiences and flexible, hybrid work styles

14   BCE INC. 2024 ANNUAL FINANCIAL REPORT

1 MD&A Overview

Bell Media

Segment description

• Canada’s leading media and entertainment company with a portfolio of assets in premium video, audio and OOH advertising, and digital media, monetized through traditional and digital platforms

• Revenues are derived primarily from advertising and subscriber fees

•  Conventional TV, radio, and OOH revenues are derived from advertising

•  Distribution of our TV and video products through partners result in revenue derived from subscription fees and advertising

•  Direct-to-consumer (DTC) streaming services revenue is derived from subscription fees and advertising

Our brands include

Our assets and reach

Video

•

35 conventional TV stations including CTV, Canada’s #1 conventional network for 23 consecutive years, #1 Canadian advertising-based video on demand (AVOD) platform CTV.ca and leading digital news destination CTVNews.ca, and the French-language Noovo network in Québec, including its popular AVOD platform and digital news destination Noovo.info

•	24 specialty TV channels, including TSN, Canada’s sports leader and RDS, the top French-language sports network

•	5 DTC streaming services, including Crave, the exclusive home of HBO and Max Originals in Canada, STARZ, TSN, TSN+, and RDS

•

11 English and French-language free, ad-supported streaming television (FAST) channels, featuring a selection of acclaimed and fan-favourite entertainment, factual, news, and sports programming. All 11 channels are available on LG Channels, Samsung TV Plus, Plex, and The Roku Channel.

Audio

•

Bell Media owns the iHeartRadio Canada brand, encompassing audio content featuring 212 music channels, 100 licensed radio stations, hundreds of thousands of podcasts, playlists, and on-demand content. In February 2024, we announced our intent to divest 45 radio stations, all subject to CRTC review and other closing conditions. The CRTC has currently approved the transfer of ownership and control of 13 of the 45 stations. In November 2024, iHeartRadio Canada announced the launch of its first artist-led streaming channel, Bryan Adams Radio.

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Bell Media also provides access to local radio programming and additional content live and on-demand via the iHeartRadio website and app. iHeartRadio Canada is advancing the digital transformation of Bell Media’s local radio stations, offering Canadian and international programming, curated playlists, and exclusive digital streaming channels. The iHeartRadio Canada app includes features like custom push notifications, in-app messaging, and real-time listener interaction through its ‘talkback’ service.

OOH advertising

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Network of strategically located advertising faces spanning across the country in 50 markets. In 2024, Bell Media completed its acquisition of OUTFRONT Media Inc.’s Canadian OOH media business, OUTEDGE Media Canada (OUTEDGE).

Broadcast rights

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Sports: long-term media rights to key sports properties and official Canadian broadcaster of the Super Bowl, Grey Cup and International Ice Hockey Federation (IIHF) World Junior Championship. Live sports coverage includes the Toronto Maple Leafs, Montréal Canadiens, Winnipeg Jets and Ottawa Senators, Canadian Football League (CFL), National Football League (NFL), National Basketball Association (NBA), Professional Women’s Hockey League (PWHL), Major League Soccer (MLS), Fédération Internationale de Football Association (FIFA) World Cup events, Curling’s Season of Champions, Major League Baseball (MLB), Golf’s Majors, NASCAR, Formula 1 (F1), Grand Slam Tennis, National Collegiate Athletic Association (NCAA) March Madness, and more.

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Warner Bros. Discovery: Crave extended a long-term licensing agreement with Warner Bros. Discovery that sees Crave continuing to be the home of HBO and Max Originals, as well as new cable series, library TV series, and pay and post-pay window rights for Warner Bros. films. The agreement also feeds CTV, CTV.ca, the CTV app, and Bell Media’s suite of Specialty channels with Warner Bros. Discovery’s iconic content.

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NBCUniversal Global TV Distribution: A new licensing agreement to rebrand Discovery and Investigation Discovery into USA Network and Oxygen True Crime in Canada. Bell Media’s specialty channels Animal Planet, Discovery Science, and Discovery Velocity have also rebranded as CTV Wild, CTV Nature, and CTV Speed, respectively.

•	STARZ: long-term agreement with Lionsgate for premium STARZ programming in Canada

•	iHeartRadio: exclusive partnership for digital and streaming music services in Canada

Other assets

•	Equity interest in Dome Productions Partnership, one of North America’s leading providers of sports and other event production and broadcast facilities

•	Montréal’s Octane Racing Group Inc., promoter of the F1 Canadian Grand Prix, the largest annual sports and tourism event in the country

•	Minority interest in Montréal’s Grandé Studios, a Montréal-based multipurpose TV, film and equipment company which provides production facilities, equipment rentals, and technical services

1 MD&A Overview

Our products and services

•	Varied and extensive array of video content to broadcast distributors across Canada

•	Advertising on our video, audio, digital and OOH properties to both local and national advertisers across a wide range of industry sectors

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Strategic partnerships to advance advertising opportunities for clients, such as becoming the exclusive Canadian sales partner for Dotdash Meredith, America’s largest digital publisher; accelerating Canadian programmatic growth with StackAdapt; and expanding reach with TikTok’s Pulse Premiere

•	Bell Ads for Business, an advertising platform that allows local businesses across Canada to utilize Bell’s premium Canadian data and target intended audiences
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Crave bilingual subscription-based on-demand premium video streaming service offering a large collection of premium content in one place, including HBO, Max, STARZ and original French-language programming, on set-top boxes (STBs), mobile devices, streaming devices and online. Crave is offered through a number of Canadian TV providers and is available directly to all Canadian Internet subscribers as an OTT service.

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TSN, TSN+, and RDS streaming services offering live and on-demand TSN and RDS content directly to consumers through an annual or monthly subscription on computers, tablets, mobile devices, Apple TV and other streaming devices

Other BCE investments

BCE also holds investments in a number of other assets, including:

• a 37.5% indirect equity interest in MLSE, a sports and entertainment company that owns several sports teams, including the Toronto Maple Leafs, the Toronto Raptors, Toronto FC and the Toronto Argonauts, as well as real estate and entertainment assets in Toronto. In September 2024, BCE announced the sale of its ownership stake in MLSE to Rogers, subject to certain closing conditions, including relevant sports league and other customary approvals. The Competition Bureau’s approval was received in December 2024. The transaction is expected to close in mid-2025.

• a 50% indirect equity interest in Glentel, a Canadian-based connected services retailer

• a 20.2% indirect equity interest in entities that operate the Montréal Canadiens Hockey Club, evenko (a promoter and producer of cultural and sports events) and the Bell Centre in Montréal, Québec, as well as Place Bell in Laval, Québec

Our people

Employees

At the end of 2024, our team consisted of 40,390 employees, a decrease of 4,742 employees, compared to 45,132 employees at the end of 2023, driven by workforce reductions, natural attrition and retirements, along with the impact of permanent store closures of The Source as part of our distribution partnership with Best Buy Canada, partly offset by acquisitions made over the past year.

Approximately 43% of total BCE employees were represented by labour unions at December 31, 2024.

BCE Employees ● Bell CTS ● Bell Media

Bell code of business conduct

The ethical business conduct of our people is core to the integrity with which we operate our business. The Bell Code of Business Conduct sets out specific expectations and accountabilities, providing employees with practical guidelines to conduct business in an ethical manner. Our commitment to the Code of Business Conduct is renewed by employees each year in an ongoing effort to ensure that all employees are aware of, and adhere to, Bell’s standards of conduct.

16   BCE INC. 2024 ANNUAL FINANCIAL REPORT

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1.3 Key corporate developments

This section contains forward-looking statements, including relating to the proposed acquisition by Bell Canada of Ziply Fiber, the expected timing and completion thereof, the sources of liquidity we expect to use to fund the proposed acquisition, certain potential benefits expected to result from the proposed acquisition including the combined Bell Canada and Ziply Fiber target number of fibre locations to be reached by the end of 2028, Bell Canada’s growth prospects and strategic positioning, the proposed disposition of BCE’s ownership stake in MLSE, the expected timing and completion thereof, the intended use by BCE of the net proceeds from the proposed disposition and the planned access by Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years, the proposed disposition of Northwestel, the expected timing and completion thereof, the intended use by Bell Canada of the proceeds from the proposed disposition and the planned continuation of a Bell Canada partnership with Northwestel beyond transaction close. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Proposed acquisition of Ziply Fiber

On November 4, 2024, BCE announced that Bell Canada had entered into an agreement to acquire Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the U.S., for approximately $3.65 billion in U.S. dollars (approximately $5 billion in Canadian dollars) in cash and the assumption of outstanding net debt of approximately $1.45 billion in U.S. dollars (approximately $2 billion in Canadian dollars) to be rolled over at transaction close, representing a transaction value of approximately $5.1 billion in U.S. dollars (approximately $7 billion in Canadian dollars). This strategic acquisition is expected to grow Bell’s position as North

America’s third largest fibre internet provider. Together, Bell Canada and Ziply Fiber have a goal to reach approximately 12 million fiber locations in North America by the end of 2028. This is expected to accelerate subscriber, revenue and EBITDA growth for Bell. The transaction is subject to certain customary closing conditions and the receipt of certain regulatory approvals, including the Federal Communications Commission, and approvals by state Public Utilities Commissions. The proposed acquisition is expected to close in the second half of 2025.

Disposition of minority stake in MLSE

On September 18, 2024, BCE announced the sale of its 37.5% ownership stake in MLSE to Rogers for gross proceeds of $4.7 billion. The transaction is subject to certain closing conditions, including relevant sports league and other customary approvals. The Competition Bureau’s approval was received in December 2024. This transaction is expected to close in mid-2025. BCE intends to direct the $4.2 billion net proceeds of this disposition towards the proposed acquisition of Ziply Fiber. In addition, Bell Media has secured access to content rights for the Toronto Maple Leafs and Toronto Raptors on TSN for the next 20 years through a long-term agreement with Rogers, also subject to league approvals.

Disposition of Northwestel

On June 10, 2024, Bell Canada entered into an agreement with Sixty North Unity, a consortium of Indigenous communities from the Yukon, the Northwest Territories and Nunavut, to dispose of Northwestel, the largest telecommunications service provider in Canada’s North, for up to $1 billion, subject to adjustments. Bell Canada plans to maintain a strategic partnership with Northwestel beyond the transaction close through ongoing operational support, and as Northwestel’s largest customer. The transaction is expected to close in 2025 subject to certain closing conditions, including securing financing by Sixty North Unity and the completion of confirmatory due diligence and, as such, there can be no assurance that the transaction will ultimately be consummated. The Competition Bureau’s approval was received in the fourth quarter of 2024. Bell Canada intends to use the proceeds from the transaction to pay down debt.

Hadeer Hassaan appointed Bell’s first Chief Customer Experience Officer

In October 2024, Hadeer Hassaan was promoted to the new role of Executive Vice President, Chief Customer Experience Officer. Hadeer leads Bell’s Customer Operations, Field Services, Digital, Channel Design and Delivery business units with a focus on Bell’s strategic imperative to champion customer experience. With nearly 25 years of telecommunications and tech experience, including user experience (UX) design, Hadeer has a strong background in creating customer-centric solutions, having led many of Bell’s recent digitization initiatives to deliver meaningful, best-in-class experiences across all channels. Hadeer joined Bell in 2013 and held a number of increasingly senior roles before becoming Senior Vice President, Customer Operations in 2022.

1 MD&A Overview

1.4 Capital allocation strategy

This section contains forward-looking statements, including relating to BCE’s common share dividend, expected dividend payout ratio level in 2025 and dividend payout policy target, BCE’s net debt leverage policy target and the projected decrease starting in 2025 of BCE’s leverage level, anticipated reductions in capital expenditures, the status of the DRP and the time period during which the discount thereunder will be maintained by BCE, the sources of liquidity we expect to use to fund the proposed acquisition of Ziply Fiber, our objective to maintain investment-grade credit ratings for Bell Canada’s senior debt, our goal to drive long-term value creation for BCE’s shareholders, the intended use of the net proceeds of Bell Canada’s February 18, 2025 offering of junior subordinated debt securities, and our business outlook, objectives and plans. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

We aim to balance long-term investment to generate growth while strengthening the balance sheet and optimizing our cost of capital. We remain focused on maintaining investment grade credit ratings for Bell’s senior debt and lowering our net debt leverage and dividend payout ratios towards our policy ranges. Our consistent and responsible approach to capital allocation is focused on creating long-term value for shareholders.

Dividend and dividend payout policy

On February 6, 2025, BCE’s Board declared a quarterly dividend of $0.9975 per common share, payable on April 15, 2025, to shareholders of record at the close of business on March 14, 2025. BCE’s common share dividend and common share dividend payout policy will continue to be reviewed by the BCE Board. In its review, the BCE Board will consider the competitive, macroeconomic and regulatory environments as well as progress being made on our strategic and operational roadmap.

BCE’s stated common share dividend payout policy is to target a dividend payout range of 65% to 75% of free cash flow. Our policy is intended to be a framework conveying to market participants BCE’s long-term approach and philosophy to allocating cash generated by the business and considers our strategic business priorities, long-term growth opportunities and capital funding requirements. The policy is designed to remain consistent in the long term and does not vary to take into account, and is not intended to be adjusted to reflect, our accelerated capital expenditures to advance our network investments in fibre, 5G and 5G+ network infrastructure which occurred from 2021 to 2024, transitory events affecting the industry or regulatory environment in which we operate, strategic acquisitions, and other specific events occurring from time to time. The policy is not intended to restrict the BCE Board’s discretion in declaring dividends and does not bind BCE in declaring any set amount of dividend. As a result, dividends are not automatically reduced in a year when free cash flow is lower or increased in a year when free cash flow is higher.

BCE’s dividend payout policy, setting the common share dividend rate and the declaration of dividends are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained or achieved, that the dividend on common shares will be maintained or that dividends will be declared. Dividend rates and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s operations and financial results, which are in turn subject to various assumptions and risks, including those outlined in this MD&A.

For the year ended December 31, 2024, our dividend payout ratio (1) was 125%, an increase from 111% for the year ended December 31, 2023, due to lower free cash flow and higher cash dividends paid on common shares. Free cash flow decreased by $256 million in 2024, compared to 2023, due mainly to $958 million lower cash flows from operating activities, partly offset by a $684 million reduction in capital expenditures.

The $958 million decrease in cash flows from operating activities was due mainly to a $377 million year-over-year decline in the net change in operating assets and liabilities, $273 million higher interest paid due to higher average debt levels and higher interest rates, $152 million higher severance and other costs paid and $83 million higher income taxes paid, partly offset by a $172 million increase in adjusted EBITDA.

Our dividend payout ratio for 2024 exceeded the high end of our policy range by 50%, or approximately $1.9 billion, due mainly to substantial capital expenditures as we continued to make generational investments in our networks to support the buildout of our fibre, 5G and 5G+ network infrastructure, significant severance payments related to workforce restructuring initiatives and lower cash from operating assets and liabilities.

In Q4 2024, BCE’s DRP was amended to provide, at the BCE Board’s discretion, for the issuance of new common shares from treasury at a discount to the volume weighted average trading price of the common shares for the five trading days immediately preceding the applicable dividend payment date (Average Market Price). Commencing with the dividend paid on January 15, 2025, and subsequently until further notice, common shares distributed under the DRP are being issued from treasury at a discount of 2% to the Average Market Price.

Common shares delivered to participants under the DRP in reinvestment of cash dividends were previously purchased on the secondary market with no discount. The issuance of treasury shares under the discounted DRP enables BCE to retain cash that would otherwise have been paid as cash dividends. The shareholder enrollment rate for the dividend payment made in January 2025 attained 34%, resulting in $308 million of cash being retained and contributing to an expected reduction in the dividend payout ratio in 2025. The BCE Board will be evaluating the opportunity to terminate the discount under the DRP in 2025, taking into account several factors including the price per share at which shares are being issued under the DRP and BCE’s progress on initiatives towards reducing its net debt leverage ratio.

Our dividend payout ratio for 2025 is currently expected to be lower than our 2024 dividend payout ratio of 125%. This expectation: (i) reflects a planned reduction in capital expenditures of approximately $500 million compared to 2024; (ii) excludes the impact of the acquisition of Ziply Fiber, which is expected to close in the second half of 2025; and (iii) reflects the impact of the discounted treasury DRP.

(1)	Dividend payout ratio is a non-GAAP ratio. Refer to section 11.2, Non-GAAP ratios in this MD&A for more information on this measure.

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Executive compensation alignment

BCE is focused on a pay-for-performance approach for all team members, including our executives. In order to attract, motivate and retain top talent, the company offers a competitive total compensation package.

•	Base salary: rewards the scope and responsibilities of a position, with target positioning at the median of our comparator group.

•	Annual incentive: encourages strong performance against yearly corporate and individual objectives.

•	Long-term incentive: aligns with long-term interests of shareholders.

The mix of vehicles awarded under BCE’s long-term incentive plan favours the execution of multiple objectives. They are structured to create sustainable value for shareholders by attracting, motivating and retaining the executive officers needed to drive the business strategy, and rewarding them for delivering on our goal of advancing how Canadians connect with each other and the world, through the successful execution of our six strategic imperatives. We have strong alignment of interest between shareholders and management through our equity-based incentive plans.

Best practices adopted by BCE for executive compensation

• Stringent share ownership requirements

• Emphasis on pay at risk for executive compensation

• Double trigger change-in-control policy

• Anti-hedging policy on share ownership and incentive compensation

• Clawbacks for the President and Chief Executive Officer (CEO) and
all Executive Vice Presidents as well as all option holders

• Caps on BCE supplemental executive retirement plans and annual bonus payouts, in addition to long-term incentive grants

• Vesting criteria aligned to shareholder interests

Capital allocation priorities

In line with our capital markets objectives, we seek to maintain appropriate levels of investment to drive the long-term growth of our business, while seeking to maintain investment-grade credit ratings for Bell’s senior debt and optimizing our balance sheet in order to drive long-term value creation for shareholders. We deploy excess free cash flow and divestiture proceeds, when available, in a balanced manner and on uses that include, but are not limited to:

•	Funding of strategic acquisitions and investments (including wireless spectrum purchases) that support the growth of our business

•	Debt reduction

•	Share buybacks through normal course issuer bid (NCIB) programs

In 2024, excess free cash flow (1) was negative $725 million, compared to negative $342 million in 2023. The year-over-year decrease was primarily attributable to lower cash flows from operating activities of $6,988 million, which decreased by $958 million year over year, mainly due to lower cash from working capital, higher interest paid, higher severance and other costs paid and higher income taxes paid. These factors were partly offset by higher adjusted EBITDA.

Five-year cumulative total value of a $100 investment (2)

December 31, 2019 – December 31, 2024

This graph compares the yearly change in the cumulative annual total shareholder return of BCE common shares against the cumulative annual total return of the S&P Global Ratings Canada, a business unit of S&P Global Canada Corp. (S&P)/TSX Composite Index, (3) for the five-year period ending December 31, 2024, assuming an initial investment of $100 on December 31, 2019 and the quarterly reinvestment of all dividends.

(1)	Excess free cash flow is a non-GAAP financial measure. Refer to section 11.1, Non-GAAP financial measures in this MD&A for more information on this measure.

(2)	Based on BCE’s common share price on the TSX and assuming the reinvestment of dividends.

(3)	As the headline index for the Canadian equity market, the S&P/TSX Composite Index is the primary gauge against which to measure total shareholder return for Canadian-based, TSX-listed companies.

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Capital structure

BCE’s balance sheet was underpinned by an available liquidity (1) position of $4.5 billion at the end of 2024, comprised of $1,572 million in cash, $400 million in short-term investments, $700 million available under our securitized receivables program and $1.8 billion available under our $4 billion committed revolving and expansion credit facilities, as well as a balance sheet with a pension solvency surplus totalling $3.7 billion. We continue to monitor the capital markets for opportunities to lower our cost of debt and optimize our cost of capital. We seek to proactively manage financial risk in terms of currency exposure of our U.S. dollar-denominated purchases, as well as equity risk exposure under BCE’s long-term equity-based incentive plans and interest rate and foreign currency exposure under our various debt instruments. We also seek to maintain investment-grade credit ratings for Bell’s senior debt.

Long-term public debt maturity profile

•	Average term of Bell Canada’s publicly issued debt securities: approximately 12.8 years (2)

•	Average after-tax cost of publicly issued debt securities: 3.2% (2)

•	All publicly issued debt securities maturing in 2025 already pre-funded

Liquidity position (2)

•	$1.8 billion available under our $4 billion multi-year committed credit facilities

•	$700 million receivables securitization available capacity

•	$1,572 million cash

•	$400 million short-term investments

Investment-grade credit ratings for Bell’s senior debt (2) (3)

•	Long-term debt credit rating of BBB (high) by DBRS Limited (DBRS), Baa 2 by Moody’s Investors Service, Inc. (Moody’s) and BBB by S&P

We monitor our capital structure by utilizing a number of measures, principally net debt leverage ratio and dividend payout ratio.

At December 31, 2024, our net debt leverage ratio (4) was 3.81 times adjusted EBITDA, an increase from 3.48 times adjusted EBITDA at December 31, 2023, due to foreign currency fluctuations on U.S. dollar denominated debt, business acquisitions including OUTEDGE and Stratejm Inc. (Stratejm), the final payment for 3800 MHz spectrum licences secured in the auction completed in November 2023, and substantial capital expenditures. These leverage levels exceeded our internal net debt leverage policy target of 3.0 times adjusted EBITDA as a result of wireless spectrum purchases, accelerated capital expenditures to advance our network and transformation investments, and financing a number of strategic acquisitions over the past several years. Our objective is to lower our net debt leverage ratio closer towards our policy target of 3.0 times adjusted EBITDA. BCE’s leverage level is projected to begin decreasing in 2025 as we apply the proceeds of the issuance on February 18, 2025 of $2,250 million in U.S. dollars of aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes in two series (A and B) (the Junior Subordinated Notes) to reduce senior indebtedness and capitalize on opportunities to monetize non-core assets and use the sale proceeds to strengthen our balance sheet and optimize our cost of capital. The Junior Subordinated Notes receive 50% equity treatment from the credit rating agencies. To align with their methodologies, we will apply, starting in 2025, only 50% of the value of the Junior Subordinated Notes as debt in the calculation of our net debt leverage ratio.

BCE credit ratios	Internal target	December 31, 2024	December 31, 2023

Net debt leverage ratio	3.0	3.81	3.48

Bell Canada successfully accessed the debt capital markets in February 2024 and May 2024, raising a total of $1,450 million in U.S. dollars ($1,951 million in Canadian dollars) in gross proceeds from the issuance of notes in the U.S., and $1,500 million in gross proceeds from the issuance in Canada of medium-term note (MTN) debentures. Both the Canadian-dollar and U.S. dollar issuances contributed to maintaining our after-tax cost of outstanding publicly issued debt securities relatively stable at approximately 3.2% (4.4% on a pre-tax basis) and the average term to maturity at approximately 12.8 years. The net proceeds of the 2024 offerings were used to fund the repayment of Bell Canada’s US $600 million US-3 Notes and the repayment at maturity of Bell Canada MTN debentures maturing in 2025, to fund the remaining payment for the 3800 MHz spectrum licences secured by Bell Mobility Inc. (Bell Mobility) through the Canadian government’s 3800 MHz spectrum auction, to repay short-term debt and for general corporate purposes.

In May 2024, Bell Canada renewed its short form base shelf prospectus, enabling Bell Canada to offer debt securities from time to time until June 9, 2026. The debt securities will be fully and unconditionally guaranteed by BCE. Consistent with past practice, the short form base shelf prospectus was renewed to continue to provide Bell Canada with financial flexibility and efficient access to the Canadian capital markets.

Subsequent to year end, on February 6, 2025, Bell Canada amended and restated its short form base shelf prospectus to, among other things, amend the description and characteristics of the debt securities that may be issued thereunder so as to provide for the issuance of subordinated (including junior subordinated) debt securities in Canada and the U.S., under one or more new trust indentures, as further detailed below.

Subsequent to year end, on February 18, 2025, Bell Canada completed an offering of $2,250 million in U.S. dollars ($3,187 million in Canadian dollars) aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes in two series (A and B).

The $1,000 million in U.S. dollars ($1,416 million in Canadian dollars) Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055 initially bear interest at an annual rate of 6.875% and reset every five years starting on September 15, 2030 at an annual rate equal to the five-year U.S. Treasury rate plus a spread of 2.390%, provided that the interest rate during any five-year interest period will not reset below 6.875%. The $1,250 million in U.S. dollars ($1,771 million in Canadian dollars) Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055 initially bear interest at an annual rate of 7.000% and reset every five years starting on September 15, 2035 at an annual

(1)	Available liquidity is a non-GAAP financial measure. See section 11.1, Non-GAAP financial measures in this MD&A for more information on this measure.

(2)	As at December 31, 2024.

(3)

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

(4)	Net debt leverage ratio is a capital management measure. See section 11.4, Capital management measures in this MD&A for more information on this measure.

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rate equal to the five-year U.S. Treasury rate plus a spread of 2.363%, provided that the interest rate during any five-year interest period will not reset below 7.000%. Bell Canada may redeem either series of the Junior Subordinated Notes, in whole or in part, at a redemption price equal to 100% of the principal amount commencing on the applicable first reset dates. The net proceeds of the offering are intended to be used for the repurchase, redemption or repayment, as applicable, of Bell’s senior indebtedness and for other general corporate purposes.

The acquisition funding for Ziply Fiber has been structured with the objective to maintain Bell Canada’s investment-grade senior debt credit ratings. Approximately $4.2 billion of the approximate $5.0 billion purchase price for the acquisition of the Ziply Fiber equity is expected to be funded from the net proceeds of the divestiture by BCE of its ownership stake in MLSE. BCE currently expects to fund the balance of the purchase price from its discounted treasury DRP. In the event that the closing of the sale of BCE’s ownership stake in MLSE occurs after the closing of the Ziply Fiber acquisition, on November 1, 2024, Bell Canada entered into a commitment letter (Commitment Letter) for a $3,700 million in U.S. dollars ($5,324 million in Canadian dollars) unsecured term loan facility (Ziply Term Facility) that can be drawn to finance the acquisition of Ziply Fiber. Subsequent to year end and pursuant to the terms and conditions of the Commitment Letter, Bell Canada made reductions of $965 million in U.S. dollars ($1,375 million in Canadian dollars) in the aggregate amount of the Commitment Letter, decreasing the commitment thereunder to $2,735 million in U.S. dollars ($3,949 million in Canadian dollars). The Ziply Term Facility will be guaranteed by BCE and will be made available, as the case may be, in a single draw on the closing date of the Ziply Fiber acquisition, which is expected to close in the second half of 2025. The borrowings under the Ziply Term Facility will be subject to customary conditions, including the execution of definitive documentation.

1.5 Corporate governance and risk management

Corporate governance philosophy

The Board and management of BCE believe that strong corporate governance practices contribute to superior results in creating and maintaining shareholder value. That is why we continually seek to strengthen our corporate governance practices and ethical business conduct by adopting best practices, and providing full transparency and accountability to our shareholders. The Board is responsible for the supervision of the business and affairs of the company.

Below are our key Board information and governance best practices:

✓	Directors are ALL Independent (except CEO)

99%	2024 Board and Committee Director Attendance Record

✓	Board Committee Members are All Independent

✓	Board Diversity Policy and Target for Gender Representation

✓	Annual Election of All Directors

✓	Directors Elected Individually

✓	Majority Voting for Directors

✓	Separate Chair and CEO

✓	Board Interlocks Guidelines

✓	Directors’ Tenure Guidelines

✓	Board Renewal: 6 Non-Executive Director Nominees ≤ 7 Years Tenure Average Tenure = 5.69 years

✓	Share Ownership Guideline for Directors and Executives

✓	Code of Business Conduct and Ethics Program

✓	Annual Advisory Vote on Executive Compensation

✓	Formal Board Evaluation Process

✓	Board Risk Oversight Practices

✓	ESG Strategy Reviewed by Board

✓	Robust Succession Planning

For more information, please refer to BCE’s most recent notice of annual general shareholder meeting and management proxy circular (the Proxy Circular) filed with the Canadian provincial securities regulatory authorities (available at sedarplus.ca) and furnished to the U.S. Securities and Exchange Commission (available at sec.gov), and available on BCE’s website at BCE.ca.

Risk governance framework

Board oversight

BCE’s full Board is entrusted with the responsibility for identifying and overseeing the principal risks to which our business is exposed and seeking to ensure there are processes in place to effectively identify, monitor and manage them. These processes seek to mitigate rather than eliminate risk. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. While the Board has overall responsibility for risk, the responsibility for certain elements of the risk oversight program is delegated to Board committees in order to ensure that they are treated with appropriate expertise, attention and diligence, with reporting to the Board on a regular basis.

1 MD&A Overview

Risk information is reviewed by the Board or the relevant committee throughout the year, and business leaders present regular updates on the execution of business strategies, risks and mitigation.

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The Risk and Pension Fund Committee has oversight responsibility for the organization’s risk governance framework, which exists to identify, assess, mitigate and report key risks to which BCE is exposed. As part of its Charter, the Risk and Pension Fund Committee is tasked with oversight of risks relating to network resiliency, business continuity plans, work stoppage and disaster recovery plans, regulatory and public policy, information management and privacy, AI, information security (including cyber security), physical security, fraud, vendor management, reputation and ESG (including climate change), technology, safety, geopolitics, the pension fund and other risks as required. The Risk and Pension Fund Committee receives reports on security matters, including information security (including cyber security), and on environmental matters, each quarter, and on AI matters annually.

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The Audit Committee is responsible for overseeing the integrity of our financial statements and related information, management’s assessment and reporting on the effectiveness of internal controls, and risk processes as they relate to financial reporting and management.

•	The Management Resources and Compensation Committee (Compensation Committee) oversees risks relating to compensation, succession planning and workplace policies and practices.

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The Corporate Governance Committee (Governance Committee) assists the Board in developing and implementing BCE’s corporate governance principles and guidelines, identifying individuals qualified to become members of the Board, and determining the composition of the Board and its committees. The Governance Committee is responsible for oversight of our ESG strategy (including climate change strategy and climate-related matters, and supply chain labour issues) and strategies to protect or enhance the company’s reputation, and their integration within our overall business strategy, and disclosure regarding ESG matters. The Governance Committee is also responsible for oversight of the company’s policies concerning business conduct, ethics, public disclosure of material information and AI governance.

Risk management culture

There is a strong culture of risk management at BCE that is actively promoted by the Board, the Risk and Pension Fund Committee and the President and CEO, at all levels within the organization. It is a part of how the company operates on a day-to-day basis and is woven into its structure and operating principles, guiding the implementation of the organization’s strategic imperatives.

The President and CEO, selected by the Board, has set his strategic focus through the establishment of six strategic imperatives and focuses risk management around the factors that could impact the achievement of those strategic imperatives. While the constant state of change in the economic environment and the industry creates challenges that need to be managed, clarity around strategic objectives, performance expectations, risk management and integrity in execution ensures discipline and balance in all aspects of our business.

Risk management framework

While the Board is responsible for BCE’s risk oversight program, operational business units are central to the proactive identification and management of risk. They are supported by a range of corporate support functions that provide independent expertise to reinforce implementation of risk management approaches in collaboration with the operational business units. The Internal Audit function provides a further element of expertise and assurance, working to provide insight and support to the operational business units and corporate support functions, while also providing the Audit Committee, the Risk and Pension Fund Committee, and other Board committees, as required, with an independent perspective on the state of risk and control within the organization. Collectively, these elements can be thought of as a “three lines” approach to risk management. Although the risk management framework described in this section 1.5 is aligned with industry practices, there can be no assurance that it will be sufficient to prevent the occurrence of events that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation.

First line – operational business units

The first line refers to management within our operational business units, who are expected to understand their operations in great detail and the financial results that underpin them. There are regular reviews of operating performance involving the organization’s executive and senior management. The discipline and precision associated with this process, coupled with the alignment and focus around performance goals, creates a high degree of accountability and transparency in support of our risk management practices.

As risks emerge in the business environment, they are discussed in a number of regular forums to share details and explore their relevance across the organization. Executive and senior management are integral to these activities in driving the identification, assessment, mitigation and reporting of risks at all levels. Formal risk reporting occurs through strategic planning sessions, management presentations to the Board and formal enterprise risk reporting, which is shared with the Board and the Risk and Pension Fund Committee during the year.

Management is also responsible for maintaining effective internal controls and for executing risk and control procedures on a day-to-day basis. Each operational business unit develops its own operating controls and procedures that fit the needs of its unique environment.

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Second line – corporate support functions

BCE is a very large enterprise, with 40,390 employees as at December 31, 2024, multiple business units and a diverse portfolio of risks that is constantly evolving based on internal and external factors. In a large organization, it is common to manage certain functions centrally for efficiency, scale and consistency. While the first line is often central to identification and management of business risks, in many instances operational management works collaboratively with, and also relies on, the corporate functions that make up the second line of support in these areas. These corporate functions include Regulatory, Finance, Corporate Security, Corporate Risk Management, Legal, Corporate Responsibility, Human Resources, Real Estate and Procurement.

Legal and Regulatory function: This function is responsible for the regulatory portfolio, including an expanding range of obligations set out in new privacy and data protection laws being enacted in Canada and around the world. BCE has developed, and maintains, an enhanced Data Governance Policy that encompasses the protection and appropriate use of data across its life cycle. A significant element of the data governance program relies on the Corporate Security activities outlined below and these two functions work jointly with data owners, data custodians and other relevant employees to seek to ensure this policy is appropriately implemented. We recognize that a strong and consistently applied approach to data governance is essential to maintaining the social licence necessary to achieve our business objectives. For more information on our approach to privacy and data security, refer to section 1.6, Capitals and our corporate responsibility, in this MD&A.

Finance function: BCE’s Finance function plays a pivotal role in seeking to identify, assess and manage risks through a number of activities, which include financial performance management, external reporting, pension management, capital management, and oversight and execution practices related to the U.S. Sarbanes-Oxley Act of 2002 and equivalent Canadian securities legislation, including the establishment and maintenance of appropriate internal control over financial reporting. BCE has also established and maintains disclosure controls and procedures to seek to ensure that the information it publicly discloses, including its business risks, is accurately recorded, processed, summarized and reported on a timely basis. For more details concerning BCE’s internal control over financial reporting and disclosure controls and procedures, refer to the Proxy Circular and section 12, Effectiveness of internal controls, in this MD&A.

Corporate Security function: This function is responsible for all aspects of security, which requires a deep understanding of the business, the risk environment and the external stakeholder environment. Based on this understanding, Corporate Security sets the standards of performance required across the organization through security policies and directives that define requirements to protect team members, company assets and information. In high and evolving risk areas such as information security, Corporate Security leverages its experience and competence to develop strategies intended to mitigate the organization’s risks. For instance, we have implemented security awareness training, policies and directives that seek to mitigate information security threats. We further rely on security assessments to identify risks and review projects with the objective of ensuring that systems are deployed with the appropriate level of control, including access management, vulnerability management, security monitoring and testing. We evaluate and seek to adapt our security policies and directives designed to protect our information and assets in light of the continuously evolving nature and sophistication of information security threats. However, given the complexity and scale of our business, network infrastructure, technology and IT support systems, there can be no assurance that the security policies and directives that we implement will prevent the occurrence of all potential information security breaches. In addition, although BCE has contracted an insurance policy covering information security risk, there can be no assurance that any insurance we may have will cover the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

Corporate Risk Management function: This function works across the company to gather information and report on the organization’s assessment of its principal risks and the related exposures. Annually, senior management participate in a risk survey that provides an important reference point in the overall risk assessment process.

In addition to the activities described above, the second line is also critical in building and operating the oversight mechanisms that bring focus to relevant areas of risk and reinforce the bridges between the first and second lines, thereby seeking to ensure that there is a clear understanding of emerging risks, their relevance to the organization and the proposed mitigation plans.

To further coordinate efforts between the first and second lines, BCE has established a Health and Safety, Security, Environment and Compliance Oversight Committee (HSSEC Committee). A significant number of BCE’s most senior leaders are members of the HSSEC Committee, the purpose of which is to oversee BCE’s strategic security (including information security), compliance, environmental, and health and safety risks and opportunities. This cross-functional committee seeks to ensure that relevant risks are adequately recognized and mitigation activities are well integrated and aligned across the organization and are supported with sufficient resources. The HSSEC Committee co-chairs report to the Risk and Pension Fund Committee, Governance Committee and Compensation Committee of the Board.

We have also established management committees reporting to the HSSEC Committee: (i) the Corporate Responsibility Board (CR Board) to support the evolution of our corporate responsibility strategy and proactively manage ESG topics in an integrated approach; the CR Board also reports to the BCE Disclosure and Compliance Committee with regard to the public disclosure of ESG information; (ii) the Energy Board to ensure oversight of Bell’s overall energy consumption and progress towards meeting our GHG emissions reduction targets (science-based targets and target to be carbon neutral for our operational emissions (scope 1 and 2 only) in 2025); (iii) the Climate Resiliency Task Force to assist in building a climate resiliency governance to address the potential impacts of climate change; (iv) the Responsible AI Office to oversee AI programs, risks, our AI ethical framework implementation, developments in AI technologies and their applications and monitor legal and regulatory developments impacting AI; (v) the Information Security (IS) Steering Committee to align on IS program strategy, including fraud, current and emerging threats, investments and resources against BCE priorities; (vi) the IS Delivery Program to review in-year IS strategic and tactical projects, and (vii) the Bell IS Forum to drive awareness of our IS program strategy and solicit feedback on business impacts.

Third line – internal audit function

Internal Audit is a part of the overall management information and control system and has the responsibility to act as an independent appraisal function. Its purpose is to provide the Audit Committee, the Risk and Pension Fund Committee, and other Board committees, as required, and management with objective evaluations of the company’s risk and control environment, to support management in fulfilling BCE’s strategic imperatives and to maintain an audit presence throughout BCE and its subsidiaries.

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1.6 Capitals and our corporate responsibility

This section contains forward-looking statements, including relating to our ESG objectives. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A and to the sub-section Assumptions at the end of this section 1.6. For explanations of certain climate-related terms, metrics and targets used in this section 1.6 including, without limitation, carbon neutral, science-based targets and net zero, please refer to Explanation of certain climate-related terms, metrics and targets at the end of this section 1.6.

Since our founding in 1880, Bell has been enabling Canadians to connect with each other and the world. Our approach to corporate responsibility is to manage the company in ways that nurture the social and economic prosperity of our communities while safeguarding the environment.

Corporate responsibility underpins our six strategic imperatives

Corporate responsibility is a fundamental element of each of the six strategic imperatives that inform BCE’s policies, decisions and actions.(1) As one of Canada’s largest companies, we are driven to continually improve our impact and our contribution to society with our network deployments, investments in mental health initiatives, environmental sustainability and an engaged workplace. This approach also supports our purpose to advance how Canadians connect with each other and the world.

Our corporate responsibility approach is informed by a set of guiding principles that support our corporate strategy and policies throughout the organization. Through our own internal processes along with stakeholder feedback, we have prioritized, and set clear objectives to address sustainability issues and opportunities, seeking to enhance sustainability across BCE. We constantly measure and report on our progress. Through these actions, we strive to demonstrate strong environmental performance, achieve an inclusive workplace, lead data governance, and protect and build stronger, healthier communities.

The Board has established clear oversight of our corporate responsibility programs and our approach to ESG practices with primary accountability at the committee level. The Governance Committee is responsible for oversight of our ESG strategy and disclosure. This includes the integration of ESG within our company strategy and monitoring the implementation of ESG programs, goals and key initiatives. Moreover, it is responsible for oversight and related disclosure of climate-related risks, and for our governance practices and policies, including those concerning business conduct, ethics and AI. In addition, the Risk and

Pension Fund Committee oversees risks that could impact our business, such as safety and security, business continuity, supply chain, AI and ESG risks, while the Audit Committee monitors significant ESG issues that could impact financial reporting and approves our risks and assumptions disclosure. The Compensation Committee has oversight of human resource issues and tracks corporate performance against our ESG targets. Since 2020, the Compensation Committee has formally added ESG targets to the corporate performance metrics within the measures of the Annual Incentive Plan (AIP). Since 2022, to reflect how ESG is embedded into the overall strategy of the business, we set and track our performance through ESG-related metrics, which are embedded throughout our strategic imperatives score and which represent, in aggregate, at least 30% of the total strategic imperatives score. Progress on our strategic imperatives represents 40% weighting of the corporate performance index within the AIP.

Since 1993, BCE has been publishing a corporate responsibility report detailing our performance in managing ESG issues. In 2022, for the first time, we presented both our financial and non-financial (also called ESG or sustainability) performance in an Integrated annual report following the principles of the <IR> Framework, now part of the IFRS Foundation. We believe this approach provides a useful basis for disclosing how we seek to create sustained value for our stakeholders over time. Integral to the <IR> Framework are the six forms of “capital” (Our networks, Our customers and relationships, Our products and services, Our environment, Our people and Our financial resources) that serve as inputs to value creation.

Our networks

Our networks and services are fundamental to the communities we serve, the nation’s economy and Canadian society as a whole. Our networks are integral to delivering our wireless, wireline, and broadcasting services. We work closely with governments, regulators and our customers to maximize these societal benefits.

Additionally, privacy and information security present both potentially significant risks and opportunities for any business operating in the digital economy. They are the subject of an expanding range of obligations, including under new privacy and data protection laws being enacted in Canada and around the world. Our customers, team members and investors increasingly expect us to demonstrate that we collect data appropriately, use it for purposes that advance their interests, and keep it secure.

How digital access helps create value

Advanced communications networks provide access to a broad spectrum of everyday activities for all Canadians. Today, Bell’s leading network technologies are a key part of Canada’s 21st century infrastructure. Our networks provide consumers and businesses with new and greater opportunities to connect, build and grow today, while unlocking the future-ready innovations of tomorrow.

Our activities and outcomes

Bell investments are delivering benefits directly to our customers, from providing more consumers with better access to family and friends, remote learning and entertainment to enabling businesses and communities to operate more efficiently and grow in the digital economy. At the same time, by continuing to close the digital divide that separates communities, we are also supporting growth among suppliers and partners and helping build and drive innovation across the Canadian digital ecosystem.

(1)

At BCE we continue our commitment to corporate responsibility while adapting our practices and policies to ensure we comply with the applicable laws, practices and prevailing policies in the various jurisdictions in which we operate.

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In 2024, Bell’s capital expenditures were $3.9 billion as we continued our fibre deployments directly to homes and businesses and 5G wireless connectivity throughout our footprint. As a direct result of these investments, Bell’s pure fibre footprint reached a total of 7.8 million locations at the end of 2024.

Bell wireless and network technologies are a key part of Canada’s 21st century infrastructure. Bell’s LTE wireless network reached 99% of Canadians by 2020. Since then, we launched and expanded our 5G network in urban and rural markets, reaching 87% of all Canadians at the end of 2024.

Investing in network security, capacity and resiliency has helped Bell achieve 99.9947% network reliability in 2024. Our investments provide core network architecture, diversity and redundancy – including multiple transport routes – which minimize the risk of major service disruptions. We also proactively provide notifications to keep customers informed if services are disrupted.

Key metrics

5G network coverage at December 31	Pure fibre footprint

Bell’s network reliability (1)

How data governance helps create value

We recognize that to achieve our purpose of advancing how Canadians connect with each other and the world, we must maintain the social licence from our customers and all Canadians to collect and use data in our operations. A strong and consistently applied approach to data governance is critical to maintaining that social licence by focusing on respecting the privacy of our customers’ data and protecting such data against information security threats. Conversely, failure to meet customer expectations regarding the appropriate use and protection of their data can have negative reputational, business and financial consequences for our company.

Our activities and outcomes

Our approach to data governance encompasses the protection and appropriate use of data across their life cycle, and we are incorporating data governance proactively as a core consideration in all our business initiatives and technology decisions. We have a data governance policy which covers privacy, information security, data access management and records management. All employees are trained on data governance, as part of our mandatory biannual code of business conduct training. In 2024, Bell continued to make significant investments in people, processes and technology in order to seek to protect confidential information from evolving cybersecurity threats.

Key metric

	2022	2023	2024

Number of unresolved well-founded privacy complaints (2) from the Office of the Privacy Commissioner of Canada	–	–	–

How information security governance

helps create value

As Canadians have become more digitally connected, evolving cyber threats have become more frequent. We need to be able to identify and address information security risks in a timely manner in order to be in a better position to protect our market share and reputation, and these efforts align with our strategic imperative to champion customer experience, while at the same time reducing exposure to cyberattacks. Avoiding data breaches can also limit the increase in expenses associated with remediation efforts and legal exposures, aligning with our strategic imperative to operate with agility and cost efficiency.

Our activities and outcomes

We are focused on maintaining the trust that our customers have in us to protect their data. To do this, we are implementing prevention, detection, and response programs related to security threats. In addition, we are helping define industry security and risk management practices, and we are training our team members on data protection.

In 2023, we aligned our program to meet the requirements of the ISO/ IEC 27001 standard, and have continued to use this as a base to build on and maintain our information security management system. Our Be Cyber Savvy information security education program includes access to our specialized cyber awareness platform, monthly phishing simulations, base year cybersecurity courses and a recurring annual course to maintain knowledge for all team members. At the end of 2024, 95% of onboarded team members had completed base year training. We believe a combination of training, clear messaging and positive reinforcement has led to continued annual improvement in reporting suspected phishing attempts and demonstrates team member engagement in keeping Bell information secure.

Key metric

Phishing simulation report rate

(1)	Bell’s network reliability refers to our high-speed FTTH Internet connection.

(2)	A complaint is considered well-founded if the Information Commissioner concluded that one or more of the allegations in the complaints has merit.

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Our customers and relationships

Since 2010, the Bell Let’s Talk mental health initiative has raised awareness and action for Canadian mental health with a focus on helping reduce the stigma around mental illness, improving access to care, supporting world-class research and leading by example in workplace mental health. Over the last 15 years, Canadians have taken action to create real change by engaging in the world’s largest mental health conversation to help create a Canada where everyone can get the culturally-appropriate mental health support they need. On World Mental Health Day 2024, Bell announced another $10 million towards mental health in 2025, bringing the total Bell Let’s Talk investment to $184 million since 2010.

How taking action on mental health

helps create value

Our products and services help communities thrive, and we believe the way we invest – our time, our money and our passion – has a positive impact on the communities we serve. Communities also benefit from the engagement of our team members as they support the causes they value deeply. Bell is taking a leading role in helping address the mental health crisis in Canada with Bell Let’s Talk. The program encourages Canadians to take action and achieve real change in their mental health.

Our activities and outcomes

Bell Let’s Talk is active year round providing funding through the Bell Let’s Talk Community Fund, Diversity Fund and Bell True Patriot Love Fund. Bell Let’s Talk has partnered with more than 1,585 organizations including hospitals, universities, local community service providers and other care and research organizations. This collaboration has enabled these organizations to improve access to mental health supports and services in communities nationwide.

•

On Bell Let’s Talk Day, on January 22, 2025, Bell put a priority focus on youth mental health with a new text-to-donate campaign. Together with Canadians on Bell Let’s Talk Day, we contributed a total of $1,605,770 to six youth mental health organizations, including Integrated Youth Services, Jack.org, Kids Help Phone, National Association of Friendship Centres, the Strongest Families Institute and the Youth in Mind Foundation.

•

Communities and organizations across Canada showed their support on January 22 by raising the Bell Let’s Talk flag at city and town halls, military bases, schools and other locations. Students across the country at elementary and high schools, universities, colleges and cégeps also engaged in a variety of initiatives in their learning environments to promote student mental health.

•	Since 2011, the Bell Let’s Talk Community Fund has provided over 1,175 grants and invested over $22 million including 75 new grants announced in October 2024

•	In 2024, The Bell True Patriot Love Fund awarded a total of $250,000 to 9 organizations making a meaningful difference in the military veteran community

Key metric

The company’s total Bell Let’s Talk investment reached $174 million at the end of 2024.

Our products and services

Our products and services provide value to Canadians by helping them both mitigate climate change and adapt to its impacts. Our solutions enable customers to reduce environmental impacts, improve health and safety and better safeguard protected data from growing risks.

How our products and services contributing

to climate change mitigation and adaptation

helps create value

Bell technologies and services can help our customers reduce energy needs, minimize carbon footprints and enhance productivity. Our solutions help businesses embrace new ways to communicate, collaborate, ensure business continuity and be able to maintain services in the event of emergencies and extreme incidents.

Our activities and outcomes

Our solutions include:

•

virtualization and cloud computing encourage optimal use of space, power and cooling resources by consolidating servers and storage. They improve business continuity through redundancies in our network

•

IoT solutions can help optimize asset and fleet management and are effective for smart buildings, smart cities, smart operations and smart fieldwork applications. Electronic controls coupled with our communications networks can help communities adapt to rising mean temperatures and/or events such as extended heat waves

•

hybrid workforce solutions and teleworking can help maintain business continuity by giving workers access to their cloud-based collaboration tools from anywhere, anytime, and on any device. In times of crisis, immediate access to reliable communications is critical to disaster recovery

•

dematerialization (the reduction of the quantities of materials needed to serve an economic function) encourages the substitution of technology (e.g., online banking apps) for travel (e.g., commuting to the bank)

At Bell, we believe it is important to understand the net carbon abatement impact of our solutions. To achieve this, we have worked with Groupe AGECO, a third-party consultant with expertise in GHG emissions quantification, to develop a methodology that uses a carbon abatement ratio which estimates the carbon reduction capacity of our products and services used by our customers. The carbon abatement ratio represents the GHG emissions estimated to have been avoided by our customers through the use of our technological solutions in comparison

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to our own operational (scope 1 and 2) GHG emissions. To do so, GHG emissions are estimated in a business-as-usual case where technology is not used compared to the case where Bell’s products are used. The avoided GHG emissions correspond to the difference between the emissions estimated to have been generated in a business-as-usual case compared to the case where Bell’s technological solutions are used. The emissions generated by Bell in providing the solutions to the customers are not deducted from the total carbon abatement of solutions, but are included in our operational emissions. Only the benefits resulting from technologies deployed to Bell’s clients are considered, i.e., environmental benefits associated with solutions implemented within Bell’s own operations are not included. An example of how the calculations were made is provided below:

Business-as-usual scenario	Physical meeting in one room between two or more participants, including the transportation to the meeting location

Bell’s solution	Virtual meeting through a cloud-hosted platform with integrated video and audio conferencing, online presentations, shared applications and group document editing. Users can share their entire or part of their desktop, or a specific application with a small group of people.

Carbon abatement	GHG emissions avoided from business travel for a meeting due to the use of Bell’s web conferencing solution

The calculation method of the carbon abatement ratio is based on existing methodologies developed in the Information and Communications Technology (ICT) sector. The calculation, as shown below, is based on assumptions that are dependent on customers’ behaviour over which Bell has no control.

Key metric

GHG emissions estimated to have been avoided by our customers through the use of Bell’s products and services

Number of times by which GHG emissions estimated to have been abated by our customers through the use of Bell’s technologies exceeded scope 1 and 2 GHG emitted by Bell’s operations (1)

Our environment

We strive to minimize the negative environmental impacts of our operations and to create positive impacts where possible. We also know that our team members, our customers, and our investors expect this. Taking care of the environment makes good business sense. If we fail to take action to reduce our negative impacts on the environment, we risk losing our valuable team members and customers to competitors, we risk increased costs due to fines or remediation requirements, and we risk losing investors, all of which could adversely impact our business.

We have been implementing and maintaining programs to reduce the environmental impact of our operations for more than 30 years. Our Environmental Policy, first issued in 1993, reflects our team members’ values, as well as the expectations of customers, investors and society that we regard environmental protection as an integral part of doing business that needs to be managed systematically under a continuous improvement process. We implemented an environmental management system to help with this continuous improvement, which has been certified ISO 14001 (2) since 2009, making us the first North American communications company to be so designated. (3)

How addressing climate change

helps create value

Climate change could pose risks to our operating environment and our ability to create value. To help mitigate these risks, we aim to optimize our energy consumption and reduce our GHG emissions while continuing to adapt to the impacts of climate change.

Our activities and outcomes

We are taking action both to help fight climate change and adapt to its consequences. We are adapting by taking action to seek to maintain our resiliency in the face of climate change, and are helping our customers do the same. To fight climate change, we are focused on reducing our energy consumption and GHG emissions, while also helping customers reduce theirs. Fostering innovation that helps reduce our carbon footprint is part of our culture. On an annual basis, we calculate, monitor and publicly report on our energy performance and GHG emissions, and on our risks and opportunities related to climate change. Since 2003, we report on our climate change mitigation and adaptation efforts through the CDP (formerly the Carbon Disclosure Project), a not-for-profit organization that gathers information on climate-related risks and opportunities from organizations worldwide. We are also engaged in reducing our GHG footprint to contribute to the global effort in fighting climate change. We have set the target to be carbon neutral for our

(1)

GHG emitted by Bell’s operations refers to scope 1 emissions (direct GHG emissions from sources that are owned or controlled by Bell) and scope 2 emissions (indirect GHG emissions associated with the consumption of purchased electricity, heating/cooling and steam required by Bell’s activities). The analyses were performed based on 2017, 2020 and 2023 data, respectively.

(2)

Our ISO 14001 certification covers Bell Canada’s internal governance to ensure execution of the environmental management system associated with the development of policies and procedures for the delivery of services by Bell Canada for business sectors network & broadband services (wireline, wireless, internet, TV), cloud and data hosting, broadcast services (radio, digital platform & TV) and connectivity and advertising technology and event promotion.

(3)

Bell’s review in 2020 of publicly available information for North American communications and telecommunications companies indicated Bell was the first of its North American communications and telecommunications competitors to receive ISO 14001 certifications.

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operational GHG emissions (scope 1 and 2 only) in 2025. For 2026 and 2030, we have set science-based GHG emissions reduction and supplier engagement targets that are consistent with the goals of the Paris Agreement. The Science Based Targets initiative (SBTi) (1) has approved the three specific targets set by BCE Inc. that cover all scopes.

Key metrics Energy intensity (Energy consumption (Megawatt hours (MWh) equivalent) divided by network usage (petabytes))	Operational (scope 1 and 2 market-based) GHG emissions (tonnes of CO2e)

How circular economy helps create value

We are advancing our circular economy approach to focus on solutions that detach growth from accelerating raw material consumption in an effort to reduce the environmental impact of our operations. Waste reduction is essential to improving our operational efficiency by generating economic benefits, and better aligning with the values and expectations of our employees and customers.

Our activities and outcome

Bell has managed waste reduction, reuse and recycling programs for more than 30 years. We have waste reduction goals and strong monitoring processes in place that enable us to track and report on our activities that generate waste. To manage the waste created from the electronic devices we distribute to customers, we have implemented effective and accessible e-waste collection programs for the recovery, reuse, refurbishment and recycling of customer-facing devices, including national take-back programs, drop boxes and mail-in instructions. To measure the success of these programs, we track the number of recovered electronic devices annually. At Bell, we believe in leading by example, and so to continue to manage and reduce the waste generated from our own operations, we have the target to reach and maintain a 30% reduction of total waste sent to landfill by 2030, from a 2019 baseline year. In 2024, to enhance our waste diversion efforts, we launched a fibre optic cable recycling program in Québec. This project has been under development for several years due to the challenges of recycling fibre optic cables and the limited options available in Canada. Through working towards waste reduction, we are striving to build a resilient path to circularity.

Key metric

Customer devices recovered (2)

(1)

The SBTi is a partnership between CDP, the United Nations Global Compact, World Resources Institute and the World Wide Fund for Nature driving ambitious climate action in the private sector by enabling organizations to set science-based emissions reduction targets.

(2)	Customer devices include used TV receivers, modems, Wi-Fi pods and mobile phones.

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Our people

To execute on our strategic imperatives, we rely on the engagement and expertise of our team members. We focus on attracting, developing and retaining the best talent, as well as creating a positive team member experience to drive effectiveness, high performance and agility in our evolving business environment. Through workplace wellness initiatives and by promoting belonging in the workplace, we reinforce our goal of creating a safe and inclusive atmosphere for all team members.

How well-being helps create value

Bell team members bring our corporate purpose and strategic imperatives to life every day. To support the Bell team, we strive for a dynamic culture where all team members feel valued and respected in a safe, supportive environment. We offer inclusive benefits, ongoing education and awareness programs, and a range of progressive initiatives to help foster well-being and success. At Bell, we believe that taking care of the well-being of our team members is essential to their personal success and to our organization’s ongoing progress.

Our activities and outcomes

To foster the well-being of our team members, we believe that engaging our team members as well as nurturing an inclusive environment are both essential. We are proud to be again ranked as one of Canada’s Top Employers. (1) Bell has also been recognized by Mediacorp as one of Canada’s Top Employers for Young People, Top Family-Friendly Employers, one of Canada’s Greenest Employers, one of Canada’s Best Diversity Employers and one of Montréal’s Top Employers. (2) (3) (4) (5) (6) We are focused on developing and retaining the best talent in the country by providing a workplace that is positive, professional and rewarding, all of which enable creativity and innovation. We also continue to develop, implement and share mental health practices in the workplace, and to broaden our approach to emphasize total-health support. We educate team members through our training programs and campaigns, support them through an extensive range of mental health services, and support and adapt workplace policies and practices to foster a psychologically safe workplace. Since 2010, over 90 metrics have been measured quarterly and assessed for trends and program insights to closely monitor the psychological health of our workplace. Collecting qualitative and quantitative data is crucial to ensuring that we are heading in the right direction and making any required adjustments to our mental health programs.

Key metrics People leaders who completed mandatory base training on mental health	Overall team member engagement score (7)

(1)

Bell was recognized as one of “Canada’s Top 100 Employers” in years 2016 to 2025 by Canada’s Top Employers, an editorial competition organized by Mediacorp Canada Inc., a publisher of employment periodicals. Winners are evaluated and selected based on their industry leadership in offering exceptional workplaces for their employees. Employers are compared to others in their field to determine which offers the most progressive and forward-thinking programs.

(2)

Bell was recognized as one of “Canada’s Top Employers for Young People” in years 2018 to 2025 by Canada’s Top 100 Employers. Winners are evaluated and selected based on the programs offered to attract and retain young employees, when compared to other employers in the same field.

(3)

Bell was recognized as one of “Canada’s Top Family-Friendly Employers” in years 2020 to 2024 by Canada’s Top 100 Employers. Winners were evaluated and selected based on the programs and initiatives offered to help employees balance work and family commitments, when compared to other employers in the same field.

(4)

Bell was recognized as one of “Canada’s Greenest Employers” in years 2017 to 2024 by Canada’s Top 100 Employers. Winners were evaluated and selected based on the unique environmental initiatives and programs they have developed; the extent to which they have been successful in reducing the organization’s own environmental footprint; the degree to which their employees are involved in these programs and whether they contribute any unique skills; and the extent to which these initiatives have become linked to the employer’s public identity, attracting new employees and clients to the organization.

(5)

Bell was recognized as one of “Canada’s Best Diversity Employers” in years 2017 to 2022 and in 2025 by Canada’s Top 100 Employers. Winners are evaluated and selected based on exceptional workplace diversity and inclusiveness programs, when compared to other employers in the same field.

(6)

Bell was recognized as one of “Montréal’s Top Employers” in years 2013 to 2024 by Canada’s Top Employers. Winners were evaluated and selected based on progressive and forward-thinking programs offered in a variety of areas, when compared to other organizations in the same field.

(7)

This metric is calculated as the average score obtained in the annual Bell team member satisfaction survey. The Team Member Engagement score is based on four specific questions and the percentage of employees who responded favourably (Strongly agree or Agree) to these questions out of the total number of employees who responded to the survey. Methodology has changed from 2023, it was then based on five specific questions.

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Our financial resources

The financial resources of the company are addressed throughout this MD&A. In addition, in 2022 and 2023, we added sustainability-linked pricing to our committed credit facilities, to our securitization program and to certain derivatives, introducing price adjustments based on our performance of certain sustainability performance targets.

Assumptions

GHG emissions reduction and supplier

engagement targets

Our GHG emissions reduction and supplier engagement targets are based on a number of assumptions including, without limitation, the following principal assumptions:

•	Our ability to purchase a significant amount of high-quality credible carbon credits and/or renewable energy certificates (RECs) to offset or reduce, as applicable, our GHG emissions

•	The carbon offset will be permanent and will not be reversed, in whole or in part, prior to the date of our targets

•	No significant increase in electricity grid emissions intensity over which we have no control

•	Sufficient supplier engagement and collaboration in setting their own science-based targets

•

The successful and timely implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers

•	Availability of sufficient funds to be allocated to the implementation of initiatives to reduce our electricity and fuel consumption

•	No significant cost increase in solutions and initiatives identified to be implemented to achieve our targets

•

No new corporate initiatives, business acquisitions, business divestitures or technologies that would materially change our anticipated levels of GHG emissions. In particular, our GHG emissions reduction targets assume that the previously announced pending acquisition of Ziply Fiber and pending dispositions of Northwestel and our ownership stake in MLSE will not materially change our anticipated levels of GHG emissions.

•	No negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions

•

No required changes to our science-based targets pursuant to the SBTi methodology that would make the achievement of our science-based targets, as updated from time to time, more onerous or unachievable in light of business requirements

•

No significant change in the allocation of our spend by supplier and sufficient engagement and collaboration from the other participants across our whole value chain in reducing their own GHG emissions

30   BCE INC. 2024 ANNUAL FINANCIAL REPORT

1 MD&A Overview

Explanation of certain climate-related terms, metrics and targets

Scope 1, 2 and 3 GHG emissions

Scope 1 emissions are direct GHG emissions from sources that are controlled by Bell. Scope 2 emissions are indirect GHG emissions associated with the consumption of purchased electricity, heating/ cooling and steam required by Bell’s activities. We use market-based GHG accounting (emission factors are specified within the contractual agreements with the applicable supplier) to evaluate our GHG targets. Scope 1 and 2 (market-based) emissions are sometimes collectively referred to in this MD&A as “operational emissions”. Scope 3 emissions are all indirect emissions (not included in scope 2) that occur in our value chain, including both upstream and downstream emissions.

By definition, GHG emissions from scope 3 (upstream and downstream indirect emissions) occur from sources owned or controlled by other entities in Bell’s value chain (such as our suppliers, employees and customers). As a result, measuring scope 3 emissions is more complex than measuring scope 1 and scope 2 emissions, for which we are able to obtain primary data (such as litres of fuel consumed within our vehicle fleet and kilowatt-hours of electricity consumed within our buildings). For scope 3 categories for which primary data is not available, we have to rely on secondary data (such as financial data and industry-average data from published databases). These data collection challenges contribute to uncertainty in scope 3 emissions measurement.

Carbon neutrality

We will measure our carbon neutrality performance based on our operational GHG emissions (scope 1 and 2 emissions in tonnes of CO2e) minus GHG emissions offset by carbon credits purchased (in tonnes of CO2e). To be carbon neutral, the total must be equal to zero or lower. To achieve our target to have carbon neutral operations in 2025, we will need to purchase a significant amount of carbon credits to offset our scope 1 and 2 GHG emissions that will not have been avoided by internal initiatives. In 2024, our scope 1 and 2 emissions represented 9% of our total carbon footprint. Our target for carbon neutral operations excludes our scope 3 emissions which represented 91% of our carbon footprint in 2024.

Science-based targets

Science-based targets provide a clearly-defined pathway for companies to reduce GHG emissions, aiming to prevent the worst impacts of climate change. Targets are considered ‘science-based’ if they are in line with what the latest climate science deems necessary to meet the goals of the Paris Agreement – limiting global warming to 1.5°C above pre-industrial levels. The SBTi brings together a team of experts to provide companies with independent assessment and validation of targets.

Net zero target

BCE’s carbon neutrality and science-based targets are different than, and independent of, the SBTi’s net zero target. Net zero refers to the state in which an organization reduces GHG emissions in its entire value chain (i.e., scopes 1, 2 and 3 GHG emissions) to as close to zero as possible (with a minimum reduction of at least 90%) and neutralizes(1) any remaining emissions such that its net global GHG emissions balance to zero. At the moment, BCE does not have a net zero target.

(1)	According to SBTi, neutralize means that carbon is removed from the atmosphere and permanently stored in geological, terrestrial, or ocean reservoirs, or in products.

2 MD&A Strategic imperatives

2 Strategic imperatives

Our success is built on the BCE team’s dedicated execution of the six strategic imperatives that support our purpose to advance how Canadians connect with each other and the world.

This section contains forward-looking statements, including relating to BCE’s network deployment plans, our ESG objectives, and our 2025 objectives, plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

2.1 Build the best networks

Continuing to enhance our key competitive advantage with a focus on delivering leading broadband fibre and wireless networks in locations large and small.

2024 progress

•

Announced our intent to acquire Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the U.S., to accelerate Bell’s growth in fibre. Together, Bell Canada and Ziply Fiber have a goal to reach approximately 12 million fibre locations in North America by the end of 2028, reinforcing Bell’s position as the third largest fibre Internet provider in North America.

•

Continued to expand our FTTP direct fibre footprint to more homes and businesses, reaching 7.8 million locations at the end of 2024. FTTP enables multi-gigabit symmetrical download and upload Internet speeds, offering a performance and quality advantage over cable networks.

•

Completed Canada’s first 50G passive optical network technology trial, in partnership with Nokia Corporation, leveraging existing fibre infrastructure to reach speeds up to 50Gbps on a single fibre, and demonstrating an efficient and cost-effective upgrade path

•	Deployed 3800 MHz spectrum in select areas of Toronto and Kitchener-Waterloo, offering customers the country’s fastest mobile technology on Canada’s fastest 5G+ network (1)

•	Expanded 5G+ service coverage, leveraging 3500 MHz and 3800 MHz spectrum, to reach 60% of Canada’s population

•

Bell’s 5G and 5G+ networks were recognized as the fastest and best in Canada by Global Wireless Solutions (GWS) in its 2024 nationwide assessment of 5G networks. (1) This marks the third consecutive year Bell has earned this recognition for its 5G network and the second consecutive year for its 5G+ network.

2025 focus

•	Further deployment of direct fibre to more homes and businesses within our wireline footprint, but at a slower pace than during any of 2020 to 2024

•

As a direct result of the CRTC’s rejection on February 3, 2025 of a Governor-in-Council request to reconsider its November 2023 decision that provided large carriers temporary wholesale tariffed access to Bell’s FTTP network, our near-term fibre build target of 8.3 million locations by the end of 2025 will not be reached

•	Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality

(1)

Independent testing by GWS from February to November 2024 ranked Bell’s 5G and 5G+ networks highest among Canadian national wireless carriers. GWS OneScore rankings for 5G+ performance and speeds are based on testing while actively using 3500 MHz spectrum.

32   BCE INC. 2024 ANNUAL FINANCIAL REPORT

2 MD&A Strategic imperatives

2.2 Drive growth with innovative services

Leveraging our leading network technologies to provide truly differentiated communications services to Canadians and drive revenue growth.

2024 progress

•	Added 309,517 total net postpaid and prepaid mobile phone subscribers, bringing Bell’s mobile phone customer base to 10,288,574 at December 31, 2024

•

As part of a strategic distribution agreement, Bell and Best Buy Canada opened 167 Best Buy Express small-format consumer technology retail stores across Canada, offering a selection of products from Best Buy and exclusive telecommunications services from Bell, Virgin Plus and Lucky Mobile

•

Entered into a retail partnership with Loblaw Companies Limited to launch no name mobile, providing Canadians new affordable wireless options and prepaid plans, powered by PC Mobile and running on Bell’s 4G network

•	Expanded our multi-year strategic partnership with Hyundai Motor Group, leveraging Bell’s IoT connectivity to provide Canadian customers with advanced in-car connected infotainment services

•

Announced a technology collaboration with MacLean Engineering, the world’s largest Canadian-based manufacturer of underground mining equipment, to advance the next generation of mining operations in Canada with Bell’s Private Mobile Network at the MacLean Research & Training Facility

•	Built on our position as the leading Internet service provider (ISP) in Canada with a retail high-speed Internet subscriber base of 4,490,896 at December 31, 2024, up 0.4% over 2023

•	Bell pure fibre was ranked Canada’s fastest Internet in Ookla’s Q1-Q2 2024 and Q3-Q4 2024 Speedtest Awards reports (1)

•

Recognized as Canada’s most trusted communications provider by BrandSpark. Bell was also awarded Most Trusted High Speed Internet provider for Wi-Fi performance/Wi-Fi connectivity for the sixth consecutive time, and earned Most Trusted awards for TV, cellular and home phone. (2)

•

Acquired Stratejm, a Mississauga-based cybersecurity provider, and CloudKettle Inc., a Halifax-based professional services provider, adding professional and managed services expertise in cybersecurity and Salesforce digital workflow automation to Bell’s existing capabilities and strengthening end-to-end AI-powered support for enterprise customers

•

FX Innovation acquired HGC Technologies (HGC), an Elite ServiceNow partner. Based in Montréal, with Canadian and American operations, HGC focuses on helping clients maximize their business impact with the ServiceNow digital workflow platform. The acquisition strengthens FX Innovation’s expertise in process automation, cloud technologies, and digital transformation.

•

Expanded our multi-year strategic partnership with ServiceNow, an AI platform for business transformation, to accelerate Bell’s digital transformation while continuing to offer ServiceNow implementation expertise to support the digital transformation of its Bell Business Markets (BBM) customers. The partnership makes Bell one of ServiceNow’s largest communications customers with a first-of-its-kind collaboration in Canada.

•

Formed a strategic partnership with Palo Alto Networks that brings together Bell’s expertise in managed and professional services with Palo Alto Networks’ AI-powered cybersecurity platforms, enabling Bell to offer a full suite of services to deliver comprehensive protection against evolving cyber threats for customers in Canada

•

Launched Google Cloud Contact Center AI from Bell for Canadian businesses, a managed solution supported by professional services expertise that enables intelligent customer and agent experiences leveraging generative AI-infused technology

•

Launched services for Microsoft Teams Phone Mobile, building on Bell’s collaboration with Microsoft to offer Canadian businesses a flexible, secure, high-performance communication solution. The mobile-first solution integrates mobile numbers with Teams, enabling seamless calling and collaboration.

•

Announced a partnership with Mila, a Montréal-based research institute in AI, to develop AI solutions to enhance customer experience, optimize business operations and cultivate a vibrant AI ecosystem within Québec and across Canada

•

Launched the Bell Business Wi-Fi App, providing small businesses in Ontario and Québec with an enhanced Wi-Fi experience that combines improved security, customizable guest Wi-Fi, employee and customer data insights, and simplified network management

2025 focus

•	Leverage innovative new partnerships and collaborations to deliver for our customers

•	Continued growth in wireless mobile phone subscribers

•	Introduction of more 5G and 5G+ devices and services

•	Increased adoption of unlimited data plans and device financing plans

•	Improved wireless handset device availability in addition to stable device pricing and margins

•	Continued business customer adoption of advanced 5G and IoT solutions

•	Continued growth in retail Internet subscribers

•	Enhance Internet product superiority through new service offerings and hardware to provide an enhanced customer experience in the home

•	Cross sell to customers who do not have all their telecommunication services with Bell

•	Continued diversification of Bell’s distribution strategy with a focus on expanding DTC and online transactions

•	Continue to deliver network-centric managed and professional services solutions to large and medium-sized businesses that increase the value of connectivity services

(1)	Based on analysis by Ookla, a web testing and network diagnostics company, of Speedtest Intelligence data of fixed nationally aggregated Speed Score results for Q1-Q2 and Q3-Q4 2024.

(2)

Voted and awarded Most Trusted High Speed Internet Provider for Wi-Fi Performance/Wi-Fi Connectivity, Home Phone Service Provider, TV Service Provider (in a tie), and Cellular Service Provider (in a tie) by Canadian shoppers based on the 2025 BrandSpark Canadian Trust Study. BrandSpark is a research and consulting firm.

2 MD&A Strategic imperatives

2.3 Deliver the most compelling content

Taking a unified approach across our media and distribution assets to deliver the content Canadians want the most.

2024 progress

•	Increased our IPTV subscriber base by 3.0% to 2,132,953 at December 31, 2024

•	Grew our total Crave subscriber base to more than 3.6 million, up 18% over 2023

•	2024 was the most watched year in Crave history for hours viewed

•	Crave, TSN and RDS became available on Prime Video Channels in Canada

•	Maintained CTV’s #1 ranking as the most-watched TV network in Canada for the 23rd year in a row

•

Launched 11 English and French-language FAST channels, featuring a selection of entertainment, factual, news, and sports programming, available on LG Channels, Samsung TV Plus, Plex and The Roku Channel

•	Completed the previously announced acquisition of OUTEDGE, to support Bell Media’s digital media strategy and deliver multi-channel marketing solutions across Canada

•	Announced the expansion of Bell Media’s partnership with Warner Bros. Discovery for the Canadian market, extending Crave for multiple years as the exclusive home of HBO and Max content

•

Secured a content and licensing agreement with NBCUniversal Global TV Distribution bringing cable channels USA Network and Oxygen True Crime to Canada for the first time ever, as of January 1, 2025, at which time existing specialty channels Discovery and Investigation Discovery rebranded as USA Network and Oxygen True Crime. Also on January 1, 2025, existing specialty channels Animal Planet, Discovery Science and Discovery Velocity rebranded as CTV Wild, CTV Nature, and CTV Speed.

•

Announced a partnership with Lionsgate and Point Grey Pictures (PGP), the production company founded by actor Seth Rogen and filmmaker Evan Goldberg, to develop and produce PGP’s first Canadian scripted TV series

•

Launched Bell Ads for Business, an advertising platform that allows businesses across Canada to utilize Bell’s premium Canadian data, and target intended audiences, while accessing digital inventory across the open internet and Bell Media digital properties

•

Bell Media became the Canadian strategic partner of TikTok’s Pulse Premiere in Canada, an advertising solution that gives advertisers’ brands the control and predictability to choose where their ads are placed, adjacent to select publisher partner content on the For You feed, including adjacency to Bell Media’s TikTok content

•	Bell Media became the exclusive Canadian sales partner of Dotdash Meredith, America’s largest digital publisher, expanding premium digital advertising in Canada
•

Bell Media and StackAdapt, a multi-channel advertising platform, partnered to make Bell Media’s inventory of connected TV, display, video, audio, and digital OOH channels available on the StackAdapt platform. This partnership enables advertisers to scale campaigns effectively across Bell Media’s digital offerings, including live sports.

•

Partnered with Shopsense AI to bring second-screen shopping experiences to Canadian viewers, marking Shopsense’s first expansion outside the U.S. and the first integration of its Commerce OS into Canadian entertainment programming

2025 focus

•	Continued growth in IPTV subscribers

•	Enhance TV product superiority through new service offerings and innovation to provide an enhanced customer experience in the home

•	Reinforce industry leadership in conventional TV, specialty TV, DTC streaming and sports services

•

In January 2025, Bell and Corus Entertainment expanded their multi-year agreement to distribute Corus networks on Bell Fibe TV and Bell Satellite TV, including Corus’ premier lifestyle networks, Flavour Network and Home Network

•	Continued scaling of Crave, TSN, TSN+ and RDS through expanded distribution, optimized content offering and UX improvements

•

In January 2025, Bell Media launched new bundle subscription options allowing viewers to combine Crave, TSN (English-language bundle), and RDS (French-language bundle), with the Ultimate Entertainment and Sports Bundle plans

•

Continued support of original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience

•	Grow advertising revenue and maximize market share

•	Continue to scale Connected TV and Dynamic Audio Ad Insertion (DAAI), bringing precision targeting of digital advertising and providing a personalized ad experience to specific households or devices

•	Advance our digital-first media strategy including growing digital revenues. (1) DTC subscribers and digital growth in OOH business

•	Optimize unique partnerships and strategic content investments to monetize content rights and Bell Media properties across all platforms and scale global content distribution

(1)

Digital revenues are comprised of advertising revenue from digital platforms including web sites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from DTC services and video-on-demand (VOD) services.

34   BCE INC. 2024 ANNUAL FINANCIAL REPORT

2 MD&A Strategic imperatives

2.4 Champion customer experience

Making it easier for customers to do business with Bell at every step, from sales to installation, to ongoing support.

2024 progress

•

Decreased our share of consumer complaints for the BCE group of companies and affiliates by 5% over the previous year, according to the 2023–2024 Annual Report by the Commission for Complaints for Telecom-television Services (CCTS)

•

Appointed Hadeer Hassaan as Bell’s first Chief Customer Experience Officer, reinforcing our customer-first approach in everything we do and our objective to create meaningful experiences across all channels

•	Launched a refreshed MyBell app, offering a range of new features and improvements including improved navigation, personalized offers and alerts on the home screen, and a modern visual design

•

Introduced new digital bill featuring an easier to understand layout and new features that highlight any month-over-month changes, personal bill explainers and digital billboards that keep customers informed about their Bell services, exclusive offers, and campaigns like Bell for Better

•	Introduced new virtual assistants leveraging Google Chat AI for Bell, Virgin Plus and Lucky Mobile customers, offering instant answers and self-service links

•	Leveraging AI technologies developed by Meta and Google, launched new chatbot for field technicians that serves as a virtual helpdesk, delivering real-time support and resources to technicians
•

Implemented AI-powered agent support models leveraging real-time transcription, enabling the analysis of calls in our contact centers through our Speech AI solution and the identification of cross-sell opportunities

•	Leveraged Generative AI for call quality assurance, monitoring aspects such as time on hold and manager escalations and to automatically generate retention offers in real time

2025 focus

•	Launch a customer friendly virtual assistant to answer common questions quickly and accurately

•	Add open ticket tracking capabilities for customers to check the status of requests and communicate with agents with links in MyBell

•	Continue to invest in AI to resolve customer issues faster

•	Upgrade knowledge management tools enabling customers to get accurate, consistent answers whether through retail channels, call centres or MyBell

•	Continue to improve quality of operations to make it easy to do business with Bell

•	Further improve and expand self-installation capabilities

•	Further reduce the number of repair truck rolls through better diagnostics and our Virtual Repair tool

•	Reduce the elapsed time when field technicians have to refer an issue to another group for resolution

2.5 Operate with agility and cost efficiency

Underscoring our focus on operational excellence and cost discipline throughout every part of our business.

2024 progress

•	Continued our multi-year operational transformation to modernize our operations, increase productivity, build technology talent and materially right-size our cost base

•	Improved BCE consolidated adjusted EBITDA margin (1) by 1.2 pts to 43.4%, our highest annual margin in over 30 years

•	Reduced Bell CTS operating costs by 3.4%, contributing to Bell CTS adjusted EBITDA margin improvement of 1.2 pts over 2023

•	Realized labour savings of more than $200 million from workforce restructuring initiatives

•

Reduced capital expenditures by $684 million in 2024 to $3,897 million, consistent with a planned reduction in capital spending attributable to slower new FTTP footprint expansion, regulatory decisions that discourage network investment, and the realization of efficiencies from prior investments in digital transformation initiatives

•	Delivered productivity improvements and cost efficiencies resulting from the expansion of Bell’s all-fibre network footprint and service innovations enabled by new broadband technologies

2025 focus

•	Accelerate Bell’s operational transformation

•	Continued focus on our cost structure

•	Realize cost savings from:

•	operating efficiencies enabled by our direct fibre footprint

•	changes in consumer behaviour and product innovation

•	digital adoption

•	product and service enhancements

•	expanding self-serve capabilities

•	new call centre and digital investments

•	other improvements to the customer service experience

•	lower contracted rates from our suppliers

•	rationalization of real estate footprint

•	Continued reduction in capital expenditures and capital intensity (2)

•

As a direct result of the CRTC’s rejection on February 3, 2025 of a Governor-in-Council request to reconsider its November 2023 decision that provided large carriers temporary wholesale tariffed access to Bell’s FTTP network, we expect to reduce our capital expenditures by more than we anticipated would be the case for 2025. Consequently, our near-term fibre build target of 8.3 million locations by the end of 2025 will not be reached.

(1)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

(2)	Capital intensity is defined as capital expenditures divided by operating revenues.

2 MD&A Strategic imperatives

2.6 Engage and invest in our people and create a sustainable future

Strengthening our inclusive workplace culture, recognizing that Bell’s success requires a dynamic and engaged team that is committed to the highest ESG standards.

2024 progress

•	Named one of Canada’s Top 100 Employers for the tenth consecutive year by Mediacorp (1)

•	Named one of Canada’s Top Employers for Young People for the eighth consecutive year by Mediacorp (2)

•	Named one of Canada’s Top Family-Friendly Employers for the fifth consecutive year by Mediacorp (3)

•	Named a Montréal Top Employer for the 12th consecutive year by Mediacorp (4)

•	Introduced a new AI assistant powered by Generative AI technology for team members, offering a wide range of capabilities to enhance their productivity and creativity

•

As part of our collaboration with Microsoft to bring new solutions to Canadian businesses, Bell adopted Microsoft 365 as its cloud collaboration platform, advancing the company’s own digital transformation, and helping to foster greater collaboration and productivity across teams

•

Introduced the Welcome Hub, Bell’s onboarding solution for new hires powered by ServiceNow and developed in partnership with FX Innovation, improving the employee experience while facilitating preboarding tasks and centralizing administrative steps and procedures

•	Ranked the most sustainable telecom globally for the second year in a row and 34th overall in the Corporate Knights Global 100 2025 ranking of the most sustainable corporations in the world (5)

•	Named to the Canada’s Best 50 Corporate Citizens list compiled by Corporate Knights for a third consecutive year, ranking 19th overall (6)

•	Named one of Canada’s Greenest Employers for the eighth straight year (7)

•	Named the top telecom and ranked 3rd overall in the Globe and Mail’s Road to Net Zero report (8)

2025 focus

•	Enable skills and career development to support Bell’s operational transformation

•	Evolve talent and leadership development programs

•	Support a holistic, company-wide engagement and communication strategy

•	Continue HR transformation to drive self-service, automation, process simplification and cost structure improvements

•	Continue our leading workplace programs for the mental health and well-being of all Bell team members

•	Continue to implement our action plan to achieve carbon neutral operations

•	Enhance our Be Cyber Savvy program for employees, further advancing their cybersecurity knowledge and awareness

(1)

Bell was recognized as one of “Canada’s Top 100 Employers” in years 2016 to 2025 by Canada’s Top Employers, an editorial competition organized by Mediacorp Canada Inc., a publisher of employment periodicals. Winners are evaluated and selected based on their industry leadership in offering exceptional workplaces for their employees. Employers are compared to others in their field to determine which offers the most progressive and forward-thinking programs.

(2)

Bell was recognized as one of “Canada’s Top Employers for Young People” in years 2018 to 2025 by Canada’s Top 100 Employers. Winners are evaluated and selected based on programs offered to attract and retain young employees, when compared to other employers in the same field.

(3)

Bell was recognized as one of “Canada’s Top Family-Friendly Employers” in years 2020 to 2024 by Canada’s Top 100 Employers. Winners were evaluated and selected based on the programs and initiatives offered to help employees balance work and family commitments, when compared to other employers in the same field.

(4)

Bell was recognized as one of “Montréal’s Top Employers” in years 2013 to 2024 by Canada’s Top Employers. Winners were evaluated and selected based on progressive and forward-thinking programs offered in a variety of areas, when compared to other organizations in the same field.

(5)

In January 2025, Corporate Knights Inc., a sustainable-economy media and research company, ranked BCE #1 among telecom providers and #34 overall in its global 2025 ranking of the World’s 100 Most Sustainable Corporations. The ranking is based on an assessment of more than 8,000 public companies with revenue over US $1 billion whose fiscal year ends between July 1 2023, and June 30, 2024. All companies are scored on applicable metrics relative to their peers, with 50% of the weight assigned to sustainable revenue and sustainable investment.

(6)

In June 2024, Corporate Knights Inc. ranked BCE #19 overall in its ranking of Canada’s best 50 corporate citizens. The annual ranking is based on a set of 25 ESG indicators that compares Canadian companies with a gross revenue of at least $1 billion. Eligible companies include: Canadian-headquartered privately held companies and Canadian Crown corporations with at least $1 billion annual revenue, Canadian-listed companies with more than $1 billion annual revenue, companies included in S&P/TSX Renewable Energy and Clean Technology Index (all revenues), top 10 largest Canadian cooperative organizations by revenue, top 10 credit unions by assets under management and those with at least 100,000 members and all 2023 Best 50 companies. All companies are scored on up to 25 KPIs covering resource management, employee management, financial management, sustainable revenue and sustainable investment and supplier performance in comparison to their peer group, with 50% of each company’s score assigned to sustainable revenue and sustainable investment.

(7)

Bell was recognized as one of “Canada’s Greenest Employers” in years 2017 to 2024 by Canada’s Top 100 Employers. Winners were selected and evaluated based on the unique environmental initiatives and programs they have developed; the extent to which they have been successful in reducing the organization’s own environmental footprint; the degree to which their employees are involved in these programs and whether they contribute any unique skills; and the extent to which these initiatives have become linked to the employer’s public identity, attracting new employees and clients to the organization.

(8)

In February 2024, the Globe and Mail ranked Bell 3rd in their ranking of Canadian companies with strong management leading them on the Road to Net Zero. The ranking is based on Sustainalytics’ analysis of thousands of data points to calculate the Low-Carbon Transition Rating (LCTR) score. To date, it has rated 8,000 companies globally, including 260 publicly-traded corporations in Canada.

36   BCE INC. 2024 ANNUAL FINANCIAL REPORT

3 MD&A Performance targets, outlook, assumptions and risks

3	Performance targets, outlook, assumptions and risks

This section provides information pertaining to our performance against 2024 targets, (1) our consolidated business outlook and operating assumptions for 2025 and our principal business risks.

3.1 BCE 2024 performance

Financial	2024	2024
measure	target	performance and results

Revenue growth	Approx. (1.5%)	(1.1%)

BCE revenues declined by 1.1% in 2024, compared to 2023, driven by both lower product and service revenues of 5.2% and 0.4%, respectively, due to reduced product and service revenues from Bell CTS, partly mitigated by higher Bell Media revenues.

Adjusted EBITDA growth	1.5% to 4.5%	1.7%

BCE adjusted EBITDA grew by 1.7% in 2024, compared to 2023, attributable to a greater contribution from our Bell CTS and Bell Media segments, reflecting lower operating costs, moderated by reduced operating revenues.

Net earnings growth	No target provided	(83.9%)

In 2024, net earnings decreased by 83.9%, compared to 2023, mainly due to higher impairment of assets primarily at our Bell Media segment due to a further decline in advertising demand and spending in the linear advertising market, higher severance, acquisition and other costs, higher interest expense and higher depreciation and amortization, partly offset by lower income taxes, higher adjusted EBITDA and lower other expense.

Capital intensity	Below 16.5%	16.0%

Capital expenditures were $3,897 million in 2024, down $684 million or 14.9% over last year, corresponding to a capital intensity ratio of 16.0%, down 2.6 pts year over year. This decline is consistent with a planned reduction in capital spending, primarily driven by slower FTTP footprint expansion, regulatory decisions that discourage network investment, and the realization of efficiencies from prior investments in digital transformation initiatives.

Net earnings per share (EPS) growth	No target provided	(92.1%)

Net earnings attributable to common shareholders in 2024 decreased by $1,913 million, or $2.10 per common share, compared to 2023, mainly due to higher impairment of assets primarily at our Bell Media segment, higher severance, acquisition and other costs, higher interest expense and higher depreciation and amortization, partly offset by lower income taxes, higher adjusted EBITDA and lower other expense.

Adjusted net earnings per share (adjusted EPS) (2) growth	(7%) to (2%)	(5.3%)

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs and impairment of assets, net of tax and non-controlling interest (NCI), adjusted net earnings in 2024 was $2,773 million, or $3.04 per common share, compared to $2,926 million, or $3.21 per common share, in 2023.

Cash flows from operating activities growth	No target provided	(12.1%)

In 2024, BCE’s cash flows from operating activities of $6,988 million decreased by $958 million, compared to 2023, mainly due to lower cash from working capital, higher interest paid, higher severance and other costs paid and higher income taxes paid, partly offset by higher EBITDA.

Free cash flow growth	(11%) to (3%)	(8.1%)

Free cash flow of $2,888 million in 2024 decreased by $256 million compared to 2023, mainly due to lower cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by lower capital expenditures.

Annualized dividend per common share	$3.99 per share	$3.99 per share	Annualized dividend per BCE common share for 2024 increased by $0.12 cents, or 3.1%, to $3.99 compared to $3.87 per share in 2023.

(1)

As announced in a news release issued on November 7, 2024, and available on SEDAR+ at www.sedarplus.ca, we revised our revenue guidance for 2024 downward from a range of 0% to 4%, previously announced on February 8, 2024, to a decline of approximately 1.5%. All other financial guidance targets remained unchanged.

(2)	Adjusted EPS is a non-GAAP ratio. Refer to section 11.2, Non-GAAP ratios in this MD&A for more information on this measure.

3 MD&A Performance targets, outlook, assumptions and risks

3.2 Business outlook and assumptions

This section contains forward-looking statements, including relating to our projected financial performance, anticipated reductions in capital expenditures, network deployment plans, and business outlook, objectives, plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

2025 outlook

We expect wireless and broadband competitive pricing flowthrough pressure from 2024, lower subscriber loadings, decreased wireless product sales and higher media content and programming costs to impact revenue and adjusted EBITDA. We expect restrained enterprise customer spending on traditional network products and services, and a continued market shift by wireless customers to bring-your-own-device (BYOD) mobile phone transactions. Additionally, our strategic distribution partnership with Best Buy Canada will result in a further decrease in revenue in 2025 due to the timing of The Source store closures and transition to Best Buy Express in 2024. As this revenue is largely consumer electronics related, the impact on BCE’s adjusted EBITDA will not be material given low margins for such products. While declines in legacy voice and data and traditional media revenues are expected to continue to weigh on BCE’s adjusted EBITDA, our fibre, 5G wireless, B2B solutions business and digital media continue to present attractive growth opportunities.

Our strategic priorities in 2025 centre on:

•	Maintaining focus on higher value mobile phone and Internet subscribers and growth in bundled households

•	Continuing to accelerate our business markets growth in cloud, security and workflow automation services

•	Continued digital advertising and direct-to-consumer streaming growth

Despite competitive and economic pressures on revenue and adjusted EBITDA, we anticipate a higher adjusted EBITDA margin in 2025 enabled by savings from transformation initiatives, including a reduced workforce, and other operating efficiencies. We expect a slowdown of our fibre build in Canada and efficiencies from transformation initiatives to drive lower capital expenditures, which is expected to drive higher free cash flow.

Assumptions

Assumptions about the Canadian economy

Our forward-looking statements are based on certain assumptions concerning the Canadian economy. These assumptions do not incorporate the imposition of wide-ranging U.S. tariffs on imports from Canada and retaliatory tariffs by the Canadian government on a wide range of goods coming from the U.S. Given the fast-evolving situation and the high degree of uncertainty around the duration and extent of trade wars, it is difficult to predict how the effects would flow-through the economy. New tariffs could significantly affect the outlooks for economic growth, customer spending, inflation and the Canadian dollar. In particular, we have assumed:

•	Strengthening economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.8% in 2025, representing an increase from 1.3% in 2024

•	Slower population growth because of government policies designed to slow immigration

•	Growth in consumer spending supported by past decreases in interest rates

•	Modest growth in business investment underpinned by past declines in interest rates

•	Relatively stable level of consumer price index (CPI) inflation

•	Ongoing labour market softness

•	Interest rates expected to remain at or near current levels

•	Canadian dollar expected to remain near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.

Market assumptions

•	A higher level of wireline and wireless competition in consumer, business and wholesale markets

•	Higher, but slowing, wireless industry penetration

•	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative OTT competitors

•	The Canadian traditional TV and radio advertising markets are expected to be impacted by audience declines as the advertising market growth continues to shift towards digital

•

Declines in broadcasting distribution undertaking (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand (SVOD) streaming services together with further scaling of OTT aggregators

Assumptions underlying expected continuing contribution holiday in 2025 in the majority of our pension plans

•

At the relevant time, our defined benefit (DB) pension plans will remain in funded positions with going concern surpluses and maintain solvency ratios that exceed the minimum legal requirements for a contribution holiday to be taken for applicable DB and defined contribution (DC) components

•	No significant declines in our DB pension plans’ financial position due to declines in investment returns or interest rates

•	No material experience losses from other events such as through litigation or changes in laws, regulations or actuarial standards

38   BCE INC. 2024 ANNUAL FINANCIAL REPORT

3 MD&A Performance targets, outlook, assumptions and risks

3.3 Principal business risks

Provided below is a summary description of certain of our principal business risks that could have a material adverse effect on all of our segments. Certain additional business segment-specific risks are reported in section 5, Business segment analysis. For a detailed description of the principal risks relating to our regulatory environment and of the other principal business risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation, refer to section 8, Regulatory environment and section 9, Business risks, respectively.

General economic conditions

and geopolitical events

Our business and financial results could be negatively affected by adverse economic conditions, including trade wars and recessions. Trade wars resulting from the imposition of U.S. tariffs on imports from Canada and retaliatory tariffs by the Canadian government on goods coming from the U.S. could significantly affect economic growth, customer spending, inflation and the Canadian dollar. Given the fast-evolving situation and high degree of uncertainty around the duration and extent of tariffs that could be imposed, it is difficult to predict how the effects would flow-through the economy. The global economic environment could further exacerbate pre-existing risk factors, including those described in this MD&A, in light of modest Canadian economic growth, reductions in immigration levels, high housing support costs relative to income, and financial and capital market volatility. All of these could negatively affect our business and financial results, including by adversely affecting customer spending and the resulting demand for our products and services, our customers’ financial condition, and the cost and amount of funding available in the financial markets.

Furthermore, risk factors including, without limitation, those described in this MD&A, could be exacerbated, or become more likely to materialize, as a result of geopolitical events, which could have an adverse impact on our business or future financial results and related assumptions, the extent of which is difficult to predict. Geopolitical events could adversely impact the global economy and cause financial and capital market volatility, broader geopolitical instability and armed conflicts, higher energy prices, inflationary pressures limiting consumer and business spending and increasing our operating costs, disruptions in our supply chain and increased information security threats.

Competitive environment

Competitive activity in our industry is intense and competitive dynamics are evolving, contributing to disruptions in each of our business segments

Our market landscape is being reshaped by changing macroeconomic and regulatory environments, increasing global and national competition, and evolving customer preferences. As our business evolves and technological advances drive new services, delivery models and strategic partnerships, our competitive landscape continues to intensify and expand to include new and emerging competitors, certain of which were historically our partners or suppliers, as well as global-scale competitors, including, in particular, cloud and OTT service providers, IoT hardware and software providers, VoIP providers, and other web-based and satellite-based players that are penetrating the communications space with significant resources and a large customer base over which to amortize costs. Certain of these competitors are changing the competitive landscape by establishing a material market presence, which has accelerated in recent years. Established competitors further seek to consolidate or expand their product offerings through acquisitions in order to increase scale and market opportunities in light of these changes in market dynamics. Failure to effectively respond to such evolving competitive dynamics could adversely affect our business and financial results.

Technology substitution, IP networks and recent regulatory decisions, in particular, continue to facilitate entry in our industry. In addition, the effects of government policies that result in the acquisition of spectrum at favourable pricing by regional facilities-based wireless service providers distort market dynamics. These factors have changed industry economics and allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, human, technological and network resources than has historically been required. In particular, with regulatory decisions mandating wholesale rates for wireline Internet and mobile virtual network operator (MVNO) access, competitors can deliver their services over our networks, leveraging regulatory obligations applicable to us, therefore limiting their need to invest in building their own networks and impacting the network-based differentiation of our services and our ability to earn an appropriate return on investment in our networks. Such lower required investment by competitors and impact on our return on investment challenges the monetization of our networks and our operating model. Moreover, foreign OTT players are currently not subject to the same Canadian content investment obligations as those imposed on Canadian domestic digital suppliers, which provides them with a competitive advantage over us.

New technologies create a potential for diversifying our product and service offerings and create growth opportunities. However, if we are unable to develop and deploy new solutions in advance of or concurrently with our competitors, if the market does not adopt these new technologies in pace with our deployment of new solutions, or if we fail to adequately assess and manage the risks associated with these new solutions, our business and financial results could be adversely affected.

3 MD&A Performance targets, outlook, assumptions and risks

We expect these trends to continue in the future, and the increased competition we face as a result could negatively impact our business including, without limitation, in the following ways:

•

Competitors’ aggressive market offers, combined with heightened customer sensitivity around pricing, could lead to pricing pressures, lower margins and increased costs of customer acquisition and retention, and our market share and sales volumes could decrease if we do not match competitors’ pricing levels or increase customer acquisition and retention spending

•

Adverse economic conditions, such as economic downturns or recessions, high interest rates and elevated inflation, adverse conditions in the financial markets, reductions in immigration levels, or a declining level of retail and commercial activity, could have a negative impact on the demand for, and prices of, our wireline, wireless and media products and services, and improve the competitive position of lower-cost providers

•

Regulatory decisions regarding wholesale access to our wireless and fibre networks could facilitate entry of new competitors, including OTT players, strengthen the market position of current competitors, or encourage existing competitors to expand beyond their traditional footprint, which may negatively impact our retail subscriber base in favour of lower-margin wholesale subscribers and thus could negatively impact our capacity to optimize scale and invest in our networks

•	The acceleration of disruptions and disintermediation in each of our business segments could adversely affect our business and financial results

•

Should our value proposition on pricing, network, speed, service or features not be considered sufficient for customers in light of available alternatives, or should our products and services not be provided over customers’ preferred delivery channels, this could lead to increased churn and slowing revenue growth

•

The shift to online transactions could cause a reduction in in-store traffic, which could adversely impact our ability to leverage our extensive retail network to increase the number of subscribers and sell our products and services

•

The convergence of wireline and wireless services is impacting product purchase choice by customers and could increase product substitution in favour of lower-margin products as well as increase churn. These trends are expected to increase with the continued adoption of 5G and 5G+.

•

Increased embedded SIM (eSIM) adoption makes it easier for customers to change service providers and has the potential to upend existing distribution models, including negatively impacting roaming revenue

•

The extent and timely rollout of fibre networks and 5G and 5G+ mobile services may be adversely impacted by government and regulatory decisions, constraints on access to and price of network equipment, labour shortages and potential operational challenges in delivering new technology

•

Cloud-based and OTT-based substitution and the market expansion of lower-cost VoIP, collaboration and software-defined networking in a wide area network (SD WAN) solutions offered by local and global competitors, such as traditional software players, are changing our approach to service offerings and pricing and could have an adverse effect on our business

•

The launch by Canadian and international competitors of low earth orbit (LEO) satellites, as well as partnerships between Canadian telcos and LEO satellite connectivity providers, and between governments and LEO satellite connectivity providers, to provide connectivity, including in rural areas and the North, intensifies competition, which could adversely affect our network deployment strategy in such areas and negatively impact demand for our connectivity services. The ability of our subsidiary Northwestel, operating in Canada’s North, to respond to the competitive threat from these providers is further hampered by CRTC retail Internet regulations.

•

Increased insolvency, spending rationalization and consolidation by business customers could lead to further disruptions in our Bell CTS segment, driven by technology substitution, economic factors and customers’ operational efficiencies

•	The pressure from simpler, lower-cost, agile service models is driving in-sourcing trends, which could have an adverse impact on our managed services business

•

Greater customer adoption of services like 5G, as well as IoT services and applications in the areas of retail (e.g., home automation), business (e.g., remote monitoring), transportation (e.g., connected car and asset tracking) and urban city optimization (smart cities), combined with the increased use of AI, is expected to accelerate competition in these areas

•

Subscriber and viewer growth and retention are challenged by changing viewer habits, optionality, higher costs for consumers and content providers, as well as the expansion and continued market penetration of global scale low-cost OTT content providers, OTT aggregators and other alternative service providers, some of which may offer content and platforms as loss leaders to support their core business, as well as account stacking, CRTC arbitration and a fragmentation of audiences due to an abundance of choices

•

Competition, with both global competitors and traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition and development costs as well as reduced access to key content as some competitors withhold content to enhance their OTT service offering

•

The proliferation of content piracy could negatively impact our ability to monetize products and services beyond our current expectations, while creating bandwidth pressure without corresponding revenue growth in the context of regulated wholesale high-speed Internet access rates

•	Our ability to grow digital and other alternative advertising revenue, in the context of a changing and fragmented advertising market, is being challenged by global-scale players

•

Traditional radio faces accelerated substitution from new music players and alternative streaming services such as those offered by global audio streaming players and those made available by new technologies, including smart car services

For a further discussion of our competitive environment and related risks, as well as a list of our main competitors, on a segmented basis, refer to Competitive landscape and industry trends and Principal business risks in section 5, Business segment analysis.

40   BCE INC. 2024 ANNUAL FINANCIAL REPORT

3 MD&A Performance targets, outlook, assumptions and risks

Regulatory environment and compliance

Our regulatory environment influences our strategies, and adverse governmental or regulatory decisions could have negative financial, operational, reputational or competitive consequences for our business

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, Innovation, Science and Economic Development Canada (ISED), Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, and control of copyright piracy. As with all regulated organizations, strategies are contingent upon regulatory decisions. Adverse decisions by governments or regulatory agencies, increased regulation or lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

For a discussion of our regulatory environment and the principal risks related thereto, refer to section 8, Regulatory environment as well as the segment discussion under Principal business risks in section 5.1, Bell CTS.

Failure to proactively address our legal and regulatory obligations, and our involvement in various claims and legal proceedings, could have an adverse effect on our business, financial performance and reputation

Changes in laws or regulations, or in how they are interpreted, and the adoption of new laws or regulations, as well as pending or future litigation, could have an adverse effect on our business, financial performance and reputation. The increase in laws and regulations around customer interactions and the technological evolution of our business further create an environment of complex compliance requirements that must be adequately managed. The failure to monitor and comply with legal or regulatory obligations applicable to us could expose us to litigation, significant fines and penalties, and operational restrictions, as well as result in reputational harm. Heightened focus on consumer protection through provincial legislation and regulatory consumer codes, as well as increased legal and regulatory pressure in the areas of privacy, accessibility, data governance and other ESG topics, require that we build and operationalize enhanced compliance frameworks and could further increase the company’s exposure to investigations, litigation, sanctions, fines and reputational harm.

We become involved in various claims and legal proceedings as part of our business. For a description of important legal proceedings involving us, please see the section entitled Legal proceedings contained in the BCE 2024 AIF.

Technology/infrastructure transformation

The evolution and transformation of our networks, systems and operations using next-generation technologies, while lowering our cost structure, are essential to effective competition and customer experience

Globalization, increased competition and ongoing technological advances are driving customer expectations for faster market responses, improved customer service, enhanced user experiences and cost-effective delivery. Meeting these expectations requires the deployment of new service and product technologies along with customer service tools that are network-neutral and based on a more collaborative and integrated development environment. The availability of improved networks and software technologies further provides the foundation for better and faster connections, which have in turn led to a significant growth in IoT applications. Change can be difficult and may present unforeseen obstacles that might impact successful execution, and this transition is made more challenging by the complexity of our multi-product environment, combined with the complexity of our network and IT infrastructure.

We are pursuing an operational transformation, which entails improving the experience and value we deliver to customers enabled by modernized infrastructure, simplified and automated business processes, and a right-sized cost model.

Failure to successfully pursue this transformation and accurately assess the potential of new technologies, make critical updates to existing network capabilities, achieve cloud integration and fortify cybersecurity, or to invest and evolve in the appropriate direction in an environment of changing business models, could limit our ability to deliver value to our customers through easy and simple buy and support interactions and through enabling them to get what they want much faster through any channel, as well as limit our customers’ ability to receive products, services and content to any device or location regardless of network access type. As a result, this could have an adverse impact on our business and financial results.

Our network and IT evolution activities seek to use new as well as evolving and developing technologies, including network functions virtualization, software-defined networks, cloud technologies, multi-edge computing, open source software, “big data”, IoT, AI and machine learning. These activities further seek to transform our networks and systems through consolidation, virtualization and automation to achieve our objectives of becoming more agile in our service delivery and operations, as well as providing omni-channel capabilities for our customers and driving lower costs. Our evolution activities also focus on building next-generation converged wireline and wireless networks leveraging smart-core technologies, to enable competitive quality and customer experience at a competitive cost structure amid rapidly growing capacity requirements. Alignment across technology platforms, product and service development and operations is increasingly critical to ensure appropriate trade-offs and optimization of capital allocation. Failure to adopt best in class technology practices in transforming our operations in order to enable a truly customer-centric service experience may hinder our ability to build customers’ trust in our innovation and technological capabilities and our ability to compete on footprint, service experience and cost structure. Planning and executing multiple complex projects within the desired delivery timelines can also be challenging. Any one or more of the above could have an adverse impact on our business, financial results and reputation.

3 MD&A Performance targets, outlook, assumptions and risks

Customer retention and new customer acquisitions may be hindered during our transformation activities if such transformation causes poor service performance, which in turn may adversely affect our ability to achieve operational and financial objectives. Failure to quickly maximize adaptable infrastructures, processes and technologies to efficiently respond to evolving customer patterns and behaviours and to leverage IP and automation across many facets of our network, product and service portfolio could inhibit a fully customer-centric approach. This could reduce our ability to provide comprehensive self-serve convenience, real-time provisioning, cost savings and flexibility in delivery and consumption, leading to negative business and financial outcomes.

We further seek to expand our network footprint to enhance our value proposition and meet customer needs while deploying technologies to support growth. However, adverse government, regulatory or court decisions may impact the specific nature, magnitude, location and timing of investment decisions. In particular, the requirement to provide aggregated access to our FTTP on a wholesale basis, lowering of rates by the CRTC of mandated wholesale services over FTTP and/or FTTN, the imposition of unfavourable terms or the adoption of unfavourable rates in arbitration processes associated with the facilities-based MVNO access service the CRTC has implemented, the potential for additional mandated access to our networks, or the imposition of broader wholesale obligations on wireless networks would undermine the incentives for facilities-based digital infrastructure providers to invest in next-generation wireline and wireless networks. Failure to continue investment in next-generation capabilities in a disciplined, timely and strategic manner could limit our ability to compete effectively and to achieve desired business and financial results.

Other examples of risks that could affect the achievement of our desired technology/infrastructure transformation include the following:

•

Failure to have our people, processes and culture evolve to a cross-functional approach to minimize business unit silos and promote a holistic “One Bell” mindset may impact our transformation initiatives

•

The current global economic environment as well as geopolitical events may bring about further incremental costs, delays or unavailability of equipment, materials and resources, which may impact our ability to continue building next-generation converged networks and drive other transformation initiatives

•

Challenges in hiring, retaining, insourcing, and developing technical and skilled resources could adversely impact transformation activities. Potential deterioration in employee morale and de-prioritization of transformation initiatives due to staff reductions, cost reductions or reorganizations could adversely affect our transformation and financial results.

•	Suboptimal capital deployment in network build, infrastructure and process upgrades, and customer service improvements, could hinder our ability to compete effectively

•	Cloud-based strategy with multiple service providers requires a different architecture framework and execution for each service provider which could slow the pace of our transformation

•

Execution risk and lower or slower than expected savings achieved through targeted savings initiatives (e.g., vendor management, real estate optimization) could impact our ability to invest in the transformation

•

We, and other telecommunications carriers upon which we rely to provide services, must be able to purchase high-quality, reputable network equipment and services from third-party suppliers on a timely basis and at a reasonable cost

•

Network construction and deployment on municipal or private property requires the issuance of municipal or property owner consents, respectively, for the installation of network equipment, which could increase the cost of, and cause delays in, fibre and wireless rollouts

•	The successful deployment of 5G mobile services could be impacted by various factors affecting coverage and costs

•	Higher demand for faster Internet speed and capacity, coupled with governmental policies and initiatives, creates tensions around FTTP deployment in terms of geographic preference and pace of rollout

•

The increasing dependence on applications for content delivery, sales, customer engagement and service experience drives the need for new and scarce capabilities (sourced internally or externally), that may not be available, as well as the need for associated operating processes integrated into ongoing operations

•

New products, services or applications could reduce demand for our existing, more profitable service offerings or cause prices for those services to decline, and could result in a shorter life cycle for existing or developing technologies, which could increase depreciation and amortization expense

•

The decommissioning of legacy equipment could be challenged by customer and regulatory requirements to continue using older technologies as well as inherent risks involved with transitioning to new systems

•

As content providers’ business models change, content consumption habits evolve and viewing options increase, our ability to aggregate and distribute relevant content and our ability to develop alternative delivery vehicles to compete in new markets and increase customer engagement and revenue streams may be hindered by the significant software development and network investment required

•

Successfully managing the development and deployment of relevant product solutions on a timely basis to match the speed of adoption of IoT in the areas of retail, business and government could be challenging

•

Customers continue to expect improvements in customer service, new functions and features, and reductions in the price charged to provide those services. Our ability to provide such improvements increasingly relies upon using a number of rapidly evolving technologies, including AI and machine learning. However, the use of such technologies is being increasingly scrutinized by legislators and regulators. If we cannot build market-leading competencies in the use of these emerging technologies in a way that respects societal values, we may not be able to continue to meet changing customer expectations and to continue to grow our business.

42   BCE INC. 2024 ANNUAL FINANCIAL REPORT

4 MD&A Consolidated financial analysis

4 Consolidated financial analysis

This section provides detailed information and analysis about BCE’s performance in 2024 compared with 2023. It focuses on BCE’s consolidated operating results and provides financial information for our Bell CTS and Bell Media business segments. For further discussion and analysis of our business segments, refer to section 5, Business segment analysis.

4.1 Introduction

BCE consolidated income statements

	2024	2023	$ change	% change

Operating revenues

Service	21,073	21,154	(81)	(0.4%	)

Product	3,336	3,519	(183)	(5.2%	)

Total operating revenues	24,409	24,673	(264)	(1.1%	)

Operating costs	(13,820)	(14,256)	436	3.1%

Adjusted EBITDA	10,589	10,417	172	1.7%

Adjusted EBITDA margin	43.4%	42.2%		1.2 pts

Severance, acquisition and other costs	(454)	(200)	(254)	n.m.

Depreciation	(3,758)	(3,745)	(13)	(0.3%	)

Amortization	(1,283)	(1,173)	(110)	(9.4%	)

Finance costs

Interest expense	(1,713)	(1,475)	(238)	(16.1%	)

Net return on post-employment benefit plans	66	108	(42)	(38.9%	)

Impairment of assets	(2,190)	(143)	(2,047)	n.m.

Other expense	(305)	(466)	161	34.5%

Income taxes	(577)	(996)	419	42.1%

Net earnings	375	2,327	(1,952)	(83.9%	)

Net earnings attributable to:

Common shareholders	163	2,076	(1,913)	(92.1%	)

Preferred shareholders	181	187	(6)	(3.2%	)

NCI	31	64	(33)	(51.6%	)

Net earnings	375	2,327	(1,952)	(83.9%	)

Adjusted net earnings	2,773	2,926	(153)	(5.2%	)

EPS	0.18	2.28	(2.10)	(92.1%	)

Adjusted EPS	3.04	3.21	(0.17)	(5.3%	)

n.m.: not meaningful

4 MD&A Consolidated financial analysis

BCE statements of cash flows – selected information

	2024	2023	$ change	% change

Cash flows from operating activities	6,988	7,946	(958)	(12.1%)

Capital expenditures	(3,897)	(4,581)	684	14.9%

Free cash flow	2,888	3,144	(256)	(8.1%)

BCE operating revenues decreased by 1.1% in 2024, compared to last year, driven by reduced product and service revenues of 5.2% and 0.4%, respectively. The decline in product revenues was attributable to lower consumer electronics sales at The Source due to permanent store closures and conversion to Best Buy Express as part of our distribution partnership with Best Buy Canada, partly offset by greater wireless device sales, mainly resulting from a higher sales mix of premium mobile phones, moderated by lower contracted volumes. The decline in service revenues reflected greater acquisition, retention and bundle discounts on wireline residential services, sustained wireless competitive pricing pressures, ongoing erosion in legacy voice, and satellite TV revenues, and continued lower demand for traditional broadcast TV advertising. This was mitigated in part by higher wireless, retail Internet and IPTV subscriber bases, along with the flow-through of rate increases, ongoing growth in media digital revenues, the contribution from various acquisitions, and higher business solutions services revenue. (1)

In 2024, net earnings decreased by 83.9%, compared to 2023, mainly due to higher impairment of assets primarily at our Bell Media segment, higher severance, acquisition and other costs, higher interest expense and higher depreciation and amortization, partly offset by lower income taxes, higher adjusted EBITDA and lower other expense.

BCE adjusted EBITDA grew by 1.7% in 2024, compared to last year, due to growth in both our Bell CTS and Bell Media segments, driven by lower operating costs, reflecting cost reduction initiatives, mainly attributable to workforce reductions, cost containment and other operating efficiencies, partly offset by reduced operating revenues. This resulted in an adjusted EBITDA margin of 43.4% in 2024, up 1.2 pts, over last year, due to lower operating costs, coupled with a reduced proportion of low-margin product sales in our total revenue base, partly offset by lower service revenue flow-through.

In 2024, BCE’s cash flows from operating activities decreased by $958 million, compared to 2023, mainly due to lower cash from working capital, higher interest paid, higher severance and other costs paid and higher income taxes paid, partly offset by higher EBITDA.

Free cash flow decreased by $256 million in 2024, compared to 2023, mainly due to lower cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by lower capital expenditures.

4.2 Customer connections

BCE net activations (losses)

	2024	2023	% change

Mobile phone net subscriber activations (losses)	309,517	411,189	(24.7%)

Postpaid	213,408	426,172	(49.9%)

Prepaid	96,109	(14,983)	n.m.

Mobile connected device net subscriber activations	310,882	293,307	6.0%

Retail high-speed Internet net subscriber activations	131,521	187,126	(29.7%)

Retail IPTV net subscriber activations	21,614	81,918	(73.6%)

Retail residential NAS lines net losses	(187,426)	(176,612)	(6.1%)

Total services net activations	586,108	796,928	(26.5%)

n.m.: not meaningful

(1)

Business solutions services revenue within our BBM unit is comprised of managed services, which include network management, voice management, hosting and security, and professional services, which include consulting, integration and resource services.

44   BCE INC. 2024 ANNUAL FINANCIAL REPORT

4 MD&A Consolidated financial analysis

Total BCE customer connections

	2024	2023	% change

Mobile phone subscribers (1) (2) (4)	10,288,574	10,287,046	–

Postpaid (4)	9,530,436	9,422,830	1.1%

Prepaid (1) (2)	758,138	864,216	(12.3%	)

Mobile connected device subscribers	3,043,430	2,732,548	11.4%

Retail high-speed Internet subscribers (2) (3) (4)	4,490,896	4,473,429	0.4%

Retail IPTV subscribers (3)	2,132,953	2,070,342	3.0%

Retail residential NAS lines (3)	1,834,191	2,021,617	(9.3%	)

Total services subscribers (4)	21,790,044	21,584,982	1.0%

(1)

In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at December 31, 2024, as we stopped selling new plans for this service as of that date.

(2)

In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at September 30, 2024, as we stopped selling new plans for this service as of that date. Additionally, as a result of a recent CRTC decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.

(3)

In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service. While in Q2 2023, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers, respectively, as a result of small acquisitions.

(4)

In Q1 2024, we adjusted our mobile phone postpaid subscriber base to remove very low to non-revenue generating business market subscribers of 105,802. Additionally, in Q1 2024 our retail high-speed Internet subscriber base increased by 3,850 business subscribers as a result of a small acquisition. We also removed 11,645 turbo hubs subscribers from our retail high-speed Internet subscriber base in Q1 2024, as we are no longer actively marketing this product in our wireless-to-the-home footprint. Lastly, as of Q1 2024, we are no longer reporting retail satellite TV subscribers as this no longer represents a significant proportion of our revenues. As a result, satellite TV subscribers have been removed from our retail TV subscriber base, and we now report exclusively retail IPTV subscribers.

BCE added 586,108 net retail subscriber activations in 2024, down 26.5% compared to last year. The net retail subscriber activations in 2024 consisted of:

•	309,517 mobile phone net subscriber activations, along with 310,882 mobile connected device net subscriber activations

•	131,521 retail high-speed Internet net subscriber activations

•	21,614 retail IPTV net subscriber activations

•	187,426 retail residential NAS lines net losses

At December 31, 2024, BCE’s retail subscriber connections totaled 21,790,044, up 1.0% year over year, and consisted of:

•	10,288,574 mobile phone subscribers, stable year over year, and 3,043,430 mobile connected device subscribers, up 11.4% year over year

•	4,490,896 retail high-speed Internet subscribers, up 0.4% year over year

•	2,132,953 retail IPTV subscribers, up 3.0% year over year

•	1,834,191 retail residential NAS lines, down 9.3% year over year

4.3 Operating revenues

BCE

Revenues

(in $ millions)

	2024	2023	$ change	% change
Bell CTS	21,619	21,926	(307)	(1.4%	)

Bell Media	3,151	3,117	34	1.1%

Inter-segment eliminations	(361)	(370)	9	2.4%

Total BCE operating revenues	24,409	24,673	(264)	(1.1%	)

BCE

BCE operating revenues in 2024 decreased by 1.1% over last year, driven by lower product revenues of 5.2% and lower service revenues of 0.4%. The year-over-year decline in operating revenues was attributable to lower Bell CTS revenues of 1.4%, from both lower product revenues of 5.2% and reduced service revenues of 0.7%, driven by continued erosion in wireline voice revenues, partly offset by higher wireline data and wireless revenues. The growth in Bell Media operating revenues of 1.1% moderated the decline in BCE operating revenues, reflecting higher advertising and other revenues, partly offset by lower subscriber revenues.

4 MD&A Consolidated financial analysis

4.4 Operating costs

BCE	BCE
Operating costs	Operating cost profile
(in $ millions)

	2024	2023	$ change	% change

Bell CTS	(11,788)	(12,206)	418	3.4%

Bell Media	(2,393)	(2,420)	27	1.1%

Inter-segment eliminations	361	370	(9)	(2.4%	)

Total BCE operating costs	(13,820)	(14,256)	436	3.1%

(1)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(2)

Labour costs (net of capitalized costs) include wages, salaries and related taxes and benefits, post-employment benefit plans service cost, and other labour costs, including contractor and outsourcing costs.

(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, IT costs, professional service fees and rent.

BCE

BCE operating costs decreased by 3.1% in 2024, compared to last year, due to lower expenses in Bell CTS of 3.4% and Bell Media of 1.1%, reflecting cost reduction initiatives, mainly attributable to workforce reductions, cost containment and other operating efficiencies, as well as lower cost of goods sold associated with the product revenue decline and lower content costs at Bell Media.

4.5 Net earnings

BCE Net earnings (in $ millions)

In 2024, net earnings decreased by 83.9%, compared to 2023, mainly due to higher impairment of assets primarily at our Bell Media segment due to a further decline in advertising demand and spending in the linear advertising market, higher severance, acquisition and other costs, higher interest expense and higher depreciation and amortization, partly offset by lower income taxes, higher adjusted EBITDA and lower other expense.

46   BCE INC. 2024 ANNUAL FINANCIAL REPORT

4 MD&A Consolidated financial analysis

4.6 Adjusted EBITDA

BCE	BCE
Adjusted EBITDA	Adjusted EBITDA
(in $ millions)	(in $ millions)
(% adjusted EBITDA margin)

	2024	2023	$ change	% change

Bell CTS	9,831	9,720	111	1.1%

Adjusted EBITDA margin	45.5%	44.3%		1.2 pts

Bell Media	758	697	61	8.8%

Adjusted EBITDA margin	24.1%	22.4%		1.7 pts

Total BCE adjusted EBITDA	10,589	10,417	172	1.7%

Adjusted EBITDA margin	43.4%	42.2%		1.2 pts

BCE

BCE adjusted EBITDA increased by 1.7% in 2024, compared to 2023, driven by growth from both our Bell CTS and Bell Media segments of 1.1% and 8.8%, respectively, due to lower operating costs, partly offset by reduced operating revenues. This resulted in an adjusted EBITDA margin of 43.4% in 2024, up 1.2 pts over last year, attributable to lower operating costs, along with a reduced proportion of low-margin product sales in our total revenue base, moderated by lower service revenue flow-through.

4.7 Severance, acquisition and other costs

This category includes various income and expenses that are not related directly to the operating revenues generated during the year. This includes severance costs consisting of charges related to involuntary and voluntary employee terminations, as well as transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs related to litigation and regulatory decisions, when they are significant, and other costs.

BCE

Severance, acquisition

and other costs

(in $ millions)

2024

Severance, acquisition and other costs included:

•	Severance costs of $383 million related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $71 million

2023

Severance, acquisition and other costs included:

•	Severance costs of $134 million related to involuntary and voluntary employee terminations

•	Acquisition and other costs of $66 million

4 MD&A Consolidated financial analysis

4.8 Depreciation and amortization

The amount of our depreciation and amortization in any year is affected by:

• How much we invested in new property, plant and equipment and intangible assets in previous years

• How many assets we retired during the year

• Estimates of the useful lives of assets

BCE	BCE
Depreciation	Amortization
(in $ millions)	(in $ millions)

Depreciation

Depreciation in 2024 increased by $13 million, compared to 2023, mainly due to a higher asset base as we continued to invest in our broadband and wireless networks.

Amortization

Amortization in 2024 increased by $110 million, compared to 2023, mainly due to a higher asset base.

4.9 Finance costs

BCE Interest expense (in $ millions)	BCE Net return on post-employment benefit plans (in $ millions)

Interest expense

Interest expense in 2024 increased by $238 million, compared to 2023, mainly due to higher average debt balances and higher interest rates.

Net return on post-employment benefit plans

Net return on our post-employment benefit plans is based on market conditions that existed at the beginning of the year as well as the net post-employment benefit plan asset (liability). On January 1, 2024, the discount rate was 4.6% compared to 5.3% on January 1, 2023.

In 2024, net return on post-employment benefit plans decreased by $42 million, compared to last year, as a result of a lower discount rate in 2024 and a lower net asset position.

The impacts of changes in market conditions during the year are recognized in Other comprehensive income (loss) (OCI).

48   BCE INC. 2024 ANNUAL FINANCIAL REPORT

4 MD&A Consolidated financial analysis

4.10 Impairment of assets

2024

During the third quarter of 2024, we identified indicators of impairment for our Bell Media TV services and radio markets, due to a further decline in advertising demand and spending in the linear advertising market. Accordingly, impairment testing was required for certain groups of cash generating units (CGUs) as well as for goodwill for the Bell Media group of CGUs.

We recognized $958 million of impairment charges for English and French TV services and radio markets within our Bell Media segment. These charges included $627 million allocated to indefinite-life intangible assets for broadcast licences and brands, $144 million allocated to program and feature film rights, $85 million allocated to property, plant and equipment for network and infrastructure and equipment, $85 million allocated to software, $10 million allocated to finite-life intangible assets mainly for trademarks, and $7 million allocated to prepaid expenses.

In Q3 2024, we recorded $1,132 million of impairment charges for goodwill at Bell Media.

Additionally in 2024, we recorded impairment charges of $100 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

2023

During the fourth quarter of 2023, we recognized $86 million of impairment charges for French TV channels within our Bell Media segment. The impairment charges were the result of a reduction in advertising demand in the industry resulting from economic uncertainties and unfavourable impacts to market-based valuation assumptions. These charges included $41 million allocated to indefinite-life intangible assets for broadcast licences and brands, and $45 million to finite-life intangible assets for program and feature film rights.

There was no impairment of Bell Media goodwill.

Additionally in 2023, we recorded impairment charges of $57 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

BCE Impairment of assets (in $ millions)

4.11 Other expense

Other (expense) income includes income and expense items, such as:

• Net mark-to-market gains or losses on derivatives used to economically hedge equity settled share-based compensation plans

• Equity income or losses from investments in associates and joint ventures

• Gains or losses on retirements and disposals of property, plant and equipment and intangible assets

• Gains or losses on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments

• Early debt redemption costs

• Interest income

BCE Other expense (in $ millions)

For the year ended December 31	2024	2023

Net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans	(269)	(103)

Equity (losses) income from investments in associates and joint ventures

Loss on investment	(247)	(581)

Operations	10	28

(Losses) gains on retirements and disposals of property, plant and equipment and intangible assets	(38)	11

Interest income	123	67

Gains on investments	57	80

Early debt redemption costs	–	(1)

Other	59	33

Total other expense	(305)	(466)

4 MD&A Consolidated financial analysis

2024

Other expense of $305 million included net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, losses on our equity investments in associates and joint ventures, which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in MLSE and losses on retirements and disposals of property, plant and equipment and intangible assets, partly offset by interest income and gains on our investments mainly related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

2023

Other expense of $466 million included losses on our equity investments in associates and joint ventures which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in MLSE and net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans, partly offset by gains on our investments as a result of the sale of our 63% ownership in certain production studios and higher interest income.

4.12 Income taxes

BCE

Income taxes

(in $ millions)

The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at a statutory income tax rate of 26.8% for both 2024 and 2023.

For the year ended December 31	2024	2023

Net earnings	375	2,327

Add back income taxes	577	996

Earnings before income taxes	952	3,323

Applicable statutory tax rate	26.8%	26.8%

Income taxes computed at applicable statutory rates	(255)	(891)

Non-taxable portion of gains on investments	18	5

Uncertain tax positions	4	16

Impairment of goodwill	(303)	–

Change in estimate relating to prior periods	1	10

Non-taxable portion of equity losses	(66)	(149)

Previously unrecognized tax benefits	3	–

Other	21	13

Total income taxes	(577)	(996)

Average effective tax rate	60.6%	30.0%

Income taxes in 2024 decreased by $419 million, compared to 2023, mainly due to lower taxable income.

4.13 Net earnings attributable to common shareholders and EPS

BCE	BCE	BCE	BCE
Net earnings attributable	EPS	Adjusted net earnings	Adjusted EPS
to common shareholders	(in $)	(in $ millions)	(in $)
(in $ millions)

50   BCE INC. 2024 ANNUAL FINANCIAL REPORT

4 MD&A Consolidated financial analysis

Net earnings attributable to common shareholders in 2024 decreased by $1,913 million, or $2.10 per common share, compared to 2023, mainly due to higher impairment of assets primarily at our Bell Media segment, higher severance, acquisition and other costs, higher interest expense and higher depreciation and amortization, partly offset by lower income taxes, higher adjusted EBITDA and lower other expense.

Excluding the impact of severance, acquisition and other costs, net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans, net equity gains (losses) on investments in associates and joint ventures, net gains (losses) on investments, early debt redemption costs and impairment of assets, net of tax and NCI, adjusted net earnings in 2024 was $2,773 million, or $3.04 per common share, compared to $2,926 million, or $3.21 per common share, in 2023.

4.14 Capital expenditures

BCE Capital expenditures (in $ millions) Capital intensity (%)

BCE capital expenditures of $3,897 million in 2024, along with a corresponding capital intensity ratio of 16.0%, declined by 14.9% and 2.6 pts, respectively, over 2023, consistent with a planned reduction in capital spending, primarily driven by slower FTTP footprint expansion, regulatory decisions that discourage network investment, and the realization of efficiencies from prior investments in digital transformation initiatives.

4.15 Cash flows

In 2024, BCE’s cash flows from operating activities decreased by $958 million, compared to 2023, mainly due to lower cash from working capital, higher interest paid, higher severance and other costs paid and higher income taxes paid, partly offset by higher EBITDA.

Free cash flow decreased by $256 million in 2024, compared to 2023, mainly due to lower cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by lower capital expenditures.

BCE	BCE
Cash flows from operating activities	Free cash flow
(in $ millions)	(in $ millions)

5 MD&A Business segment analysis Bell CTS

5  Business segment analysis

5.1 Bell CTS

Financial performance analysis

2024 performance highlights

Bell CTS	Bell CTS
Revenues (in $ millions)	Adjusted EBITDA (in $ millions) (% adjusted EBITDA margin)

Total mobile phone subscribers (1) (2) (4) in 2024	Mobile phone postpaid net subscriber activations in 2024	Mobile phone prepaid net subscriber activations in 2024	Mobile phone postpaid churn in 2024 (5)	Mobile phone blended average revenue per user (ARPU) (1) (2) (4) (6) per month
10.3 million Flat vs. 2023	213,408 Decreased (49.9%) vs. 2023	96,109 vs. net losses of (14,983) in 2023	1.33% Increased 0.18 pts vs. 2023	(2.0%) 2024: $57.90 2023: $59.08

Retail high-speed Internet subscriber growth (2) (3) (4)	Retail high-speed Internet net subscriber activations in 2024	Retail IPTV subscriber growth (3)	Retail IPTV net subscriber activations in 2024	Retail residential NAS lines subscriber decline (3)
+0.4% in 2024	131,521 Decreased (29.7%) vs. 2023	+3.0% in 2024	21,614 Decreased (73.6%) vs. 2023	(9.3%) in 2024

(1)

In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at December 31, 2024, as we stopped selling new plans for this service as of that date.

(2)

In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at September 30, 2024, as we stopped selling new plans for this service as of that date. Additionally, as a result of a recent CRTC decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.

(3)

In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service. While in Q2 2023, our retail high-speed Internet, retail IPTV and retail residential NAS lines subscriber bases increased by 35,080, 243 and 7,458 subscribers, respectively, as a result of small acquisitions.

(4)

In Q1 2024, we adjusted our mobile phone postpaid subscriber base to remove very low to non-revenue generating business market subscribers of 105,802. Additionally, in Q1 2024 our retail high-speed Internet subscriber base increased by 3,850 business subscribers as a result of a small acquisition. We also removed 11,645 turbo hubs subscribers from our retail high-speed Internet subscriber base in Q1 2024, as we are no longer actively marketing this product in our wireless-to-the-home footprint.

(5)	Mobile phone churn is defined as the rate at which existing mobile phone subscribers cancel their services. Refer to section 11.6, KPIs in this MD&A for more information on this measure.

(6)	Mobile phone blended ARPU is defined as Bell CTS wireless external services revenues divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.

52   BCE INC. 2024 ANNUAL FINANCIAL REPORT

5 MD&A Business segment analysis Bell CTS

Bell CTS results

Revenues

	2024	2023	$ change	% change

Wireless	7,149	7,120	29	0.4%

Wireline data	8,117	8,084	33	0.4%

Wireline voice	2,672	2,862	(190)	(6.6%	)

Other wireline services	318	312	6	1.9%

External service revenues	18,256	18,378	(122)	(0.7%	)

Inter-segment service revenues	27	29	(2)	(6.9%	)

Operating service revenues	18,283	18,407	(124)	(0.7%	)

Wireless	2,715	2,885	(170)	(5.9%	)

Wireline	621	634	(13)	(2.1%	)

External/Operating product revenues	3,336	3,519	(183)	(5.2%	)

Total external revenues	21,592	21,897	(305)	(1.4%	)

Total operating revenues	21,619	21,926	(307)	(1.4%	)

Bell CTS operating revenues declined by 1.4% in 2024, compared to last year, due to both lower product and service revenues. The year-over-year service revenue decline was driven by continued erosion in wireline voice revenues, moderated by wireline data and wireless revenues growth.

Bell CTS operating service revenues decreased by 0.7% in the year, compared to 2023.

•	Wireless revenues increased by 0.4% in 2024, compared to last year, driven by:

•	Continued growth in our mobile phone and connected device subscriber bases coupled with the flow-through of rate increases

These factors were partly offset by:

•	Greater competitive pricing pressures on rate plans experienced throughout the year

•	Lower data overages driven by increased customer adoption of monthly plans with higher data thresholds, including unlimited plans

•	Wireline data revenues grew by 0.4% in 2024, compared to 2023, mainly driven by:

•	Higher retail Internet and IPTV subscriber bases, along with the flow-through of residential rate increases

•	The contribution from FX Innovation, acquired in June 2023, along with other small acquisitions

•	Greater business solutions services sales to enterprise customers, including security and cloud growth

These factors were partly offset by:

•	Increased acquisition, retention and bundle discounts on residential services

•	Continued erosion in our satellite TV subscriber base along with IP broadband and legacy data revenue declines
•	Wireline voice revenues declined by 6.6% in 2024, compared to last year, primarily due to:

•	Ongoing retail residential NAS lines erosion, combined with business voice declines, driven by technological substitution to wireless and Internet-based services

•	Greater acquisition, retention and bundle discounts on residential services

These factors were partly offset by:

•	Flow-through of residential rate increases

Bell CTS operating product revenues decreased by 5.2% in the year, compared to last year.

•

Wireless operating product revenues declined by 5.9% year over year, due to lower consumer electronics sales from The Source as a result of permanent store closures and conversion to Best Buy Express as part of our distribution partnership with Best Buy Canada, and reduced wireless device sales from lower contracted volumes, partly offset by a greater sales mix of premium mobile phones

•

Wireline operating product revenues declined by 2.1% in 2024, compared to last year, attributable to exceptionally strong traditional infrastructure sales to large enterprise customers in 2023, mainly due to the recovery from global supply chain disruptions experienced in 2022, partly offset by higher land mobile radio systems sales to the government sector

5 MD&A Business segment analysis Bell CTS

Operating costs and adjusted EBITDA

	2024	2023	$ change	% change

Operating costs	(11,788)	(12,206)	418	3.4%

Adjusted EBITDA	9,831	9,720	111	1.1%

Adjusted EBITDA margin	45.5%	44.3%		1.2 pts

Bell CTS operating costs decreased by 3.4% in 2024, compared to 2023, due to:

•

Cost reduction initiatives, resulting from workforce reductions, permanent closures of The Source stores as part of our distribution partnership with Best Buy Canada, as well as automation-enabled operating efficiencies

•	Lower cost of goods sold associated with the decline in product revenues

•	Savings from lower call volumes to our customer service centres

These factors were partly offset by:

•	Greater costs from FX Innovation, acquired in June 2023, and other small acquisitions

•	Increased bad debt expense

•	Higher costs associated with the growth in business solutions services revenue

Bell CTS adjusted EBITDA increased by 1.1% in 2024, compared to last year, driven by lower operating costs, partly offset by reduced operating revenues. Adjusted EBITDA margin of 45.5% in 2024, increased by 1.2 pts over 2023, due to lower costs, attributable to various cost reduction initiatives and operating efficiencies, along with a reduced proportion of low-margin product sales in our total revenue base, partly offset by lower service revenue flow-through.

Bell CTS operating metrics

Wireless

	2024	2023	Change	% change

Mobile phones

Blended ARPU (1) (2) (3) ($/month)	57.90	59.08	(1.18)	(2.0%	)

Gross subscriber activations	2,351,507	2,224,555	126,952	5.7%

Postpaid	1,641,053	1,608,503	32,550	2.0%

Prepaid	710,454	616,052	94,402	15.3%

Net subscriber activations (losses)	309,517	411,189	(101,672)	(24.7%	)

Postpaid	213,408	426,172	(212,764)	(49.9%	)

Prepaid	96,109	(14,983)	111,092	n.m.

Blended churn % (average per month)	1.67%	1.51%		(0.16) pts

Postpaid	1.33%	1.15%		(0.18) pts

Prepaid	5.28%	5.31%		0.03 pts

Subscribers (1) (2) (3)	10,288,574	10,287,046	1,528	–

Postpaid (3)	9,530,436	9,422,830	107,606	1.1%

Prepaid (1) (2)	758,138	864,216	(106,078)	(12.3%	)

Mobile connected devices

Net subscriber activations	310,882	293,307	17,575	6.0%

Subscribers	3,043,430	2,732,548	310,882	11.4%

n.m.: not meaningful

(1)

In Q4 2024, we removed 124,216 Bell prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at December 31, 2024, as we stopped selling new plans for this service as of that date.

(2)

In Q3 2024, we removed 77,971 Virgin Plus prepaid mobile phone subscribers from our prepaid mobile phone subscriber base as at September 30, 2024, as we stopped selling new plans for this service as of that date.

(3)	In Q1 2024, we adjusted our mobile phone postpaid subscriber base to remove very low to non-revenue generating business market subscribers of 105,802.

Mobile phone blended ARPU of $57.90 decreased by 2.0% in 2024, compared to last year, driven by:

•	Greater competitive pricing pressures on rate plans experienced throughout the year

•	Lower data overages due to greater customer adoption of monthly plans with higher data thresholds, including unlimited plans

These factors were partly offset by:

•	Flow-through of rate increases

•	The favourable impact from the Q1 2024 adjustment to our mobile phone postpaid subscriber base to remove very low to non-revenue generating business market subscribers of 105,802

Mobile phone gross subscriber activations grew by 5.7% in 2024, compared to 2023, due to both higher postpaid and prepaid gross subscriber activations.

•

Mobile phone postpaid gross subscriber activations increased by 2.0% in 2024, compared to last year, driven by the population growth experienced in the first half of the year, along with continued 5G momentum, partly offset by greater competitive intensity and lower contribution from The Source given store conversions to Best Buy Express and a decline in foreign student volumes reflecting government-imposed student visa caps

54   BCE INC. 2024 ANNUAL FINANCIAL REPORT

5 MD&A Business segment analysis Bell CTS

•	Mobile phone prepaid gross subscriber activations increased by 15.3% in 2024, compared to last year, driven by expanded retail distribution and effective Lucky Mobile promotional offers

Mobile phone net subscriber activations decreased by 24.7% in 2024, compared to 2023, due to lower postpaid net subscriber activations, partly offset by greater prepaid net subscriber activations.

•	Mobile phone postpaid net subscriber activations decreased by 49.9% in 2024, compared to last year, due to greater subscriber deactivations, partly offset by higher subscriber gross activations

•	Mobile phone prepaid net subscriber activations increased by 111,092 year over year, due to higher gross activations and fewer subscriber deactivations

Mobile phone blended churn of 1.67% in 2024, increased by 0.16 pts, compared to 2023.

•

Mobile phone postpaid churn of 1.33% in 2024 increased by 0.18 pts year over year, due to higher subscriber deactivations driven by greater competitive market activity and promotional offer intensity compared to last year

•

Mobile phone prepaid churn of 5.28% in 2024, decreased by 0.03 pts, compared to 2023, due to lower subscriber deactivations driven by successful retention offers on Lucky Mobile, moderated by the impact of more attractive promotional offers on postpaid discount brands, particularly in the early part of the year

Mobile phone subscribers at December 31, 2024 totaled 10,288,574, essentially stable, compared to the 10,287,046 subscribers reported at the end of 2023. This consisted of 9,530,436 postpaid subscribers, an increase of 1.1% from 9,422,830 subscribers reported at the end of 2023, and 758,138 prepaid subscribers, a decrease of 12.3% from 864,216 subscribers reported at the end of last year. As at December 31, 2024 and September 30, 2024 we removed 124,216 Bell prepaid mobile phone subscribers and 77,971 Virgin Plus prepaid mobile phone subscribers, respectively, from our prepaid mobile phone subscriber base as we stopped selling new plans for these services as of those dates. Additionally, in Q1 2024, we adjusted our mobile phone postpaid subscriber base to remove very low to non-revenue generating business market subscribers of 105,802.

Mobile connected device net subscriber activations increased by 6.0% in 2024, compared to last year, mainly due to higher IoT net activations.

Mobile connected device subscribers at December 31, 2024 totaled 3,043,430 up 11.4% from 2,732,548 subscribers reported at the end of 2023.

Wireline data

Retail high-speed Internet

	2024	2023	Change	% change

Retail net subscriber activations	131,521	187,126	(55,605)	(29.7%	)

Retail subscribers (1) (2) (3)	4,490,896	4,473,429	17,467	0.4%

(1)

As a result of a recent CRTC decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.

(2)

In Q1 2024, we removed 11,645 turbo hubs subscribers from our retail high-speed Internet subscriber base as we are no longer actively marketing this product in our wireless-to-the-home footprint. Additionally, our retail high-speed Internet subscriber base increased by 3,850 business subscribers as a result of a small acquisition.

(3)	In Q2 2023, our retail high-speed Internet subscriber base increased by 35,080 as a result of small acquisitions.

Retail high-speed Internet net subscriber activations decreased by 29.7% in 2024, compared to last year, mainly due to more aggressive promotional offers by competitors offering cable, fixed wireless and satellite Internet services, as well as less new fibre footprint expansion, slowing market growth and a higher number of customers coming off of promotional offers.

Retail high-speed Internet subscribers totaled 4,490,896 at December 31, 2024, up 0.4% from 4,473,429 subscribers reported at the end of 2023. In Q1 2024, we removed 11,645 turbo hubs subscribers from our retail high-speed Internet subscriber base as we are no longer actively marketing this product in our wireless-to-the-home footprint. Additionally, in Q1 2024, our retail high-speed Internet subscriber base increased by 3,850 business subscribers due to a small acquisition. Finally, as a result of a recent CRTC decision on wholesale high-speed Internet access services, we are no longer able to resell cable Internet services to new customers in our wireline footprint as of September 12, 2024, and consequently we removed all of the existing 106,259 cable subscribers in our wireline footprint from our retail high-speed Internet subscriber base as of that date.

Retail IPTV

	2024	2023	Change	% change

Retail IPTV net subscriber activations	21,614	81,918	(60,304)	(73.6%)

Retail IPTV subscribers (1) (2)	2,132,953	2,070,342	62,611	3.0%

(1)	In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service.

(2)	In Q2 2023, our retail IPTV subscriber base increased by 243 as a result of small acquisitions.

Retail IPTV net subscriber activations decreased by 73.6% in 2024, compared to 2023, attributable to lower gross activations from our Fibe TV streaming services due to our focus on growing higher-valued subscribers, along with less pull-through as a result of lower Internet activations, increased competitive intensity and greater substitution with OTT services.

Retail IPTV subscribers at December 31, 2024 totaled 2,132,953, up 3.0% from 2,070,342 subscribers reported at the end of 2023. In Q2 2024, we increased our retail IPTV subscriber base by 40,997 to align the deactivation policy for our Fibe TV streaming services to our traditional Fibe TV service.

5 MD&A Business segment analysis Bell CTS

Wireline voice

	2024	2023	Change	% change

Retail residential NAS lines net losses	(187,426)	(176,612)	(10,814)	(6.1%	)

Retail residential NAS lines (1)	1,834,191	2,021,617	(187,426)	(9.3%	)

(1)	In Q2 2023, our retail residential NAS lines subscriber base increased by 7,458 subscribers as a result of small acquisitions.

Retail residential NAS lines net losses increased by 6.1% in 2024, compared to last year, from lower gross activations resulting from the continued substitution to wireless and Internet-based technologies, as well as less pull-through on lower Internet activations, mitigated in part by fewer customer deactivations.

Retail residential NAS lines of 1,834,191 at December 31, 2024, declined by 9.3% from 2,021,617 lines reported at the end of 2023. The 2024 rate of erosion of 9.3% has deteriorated over the 7.7% experienced in 2023, mainly due to the impact of small acquisitions made in 2023.

Competitive landscape and industry trends

This section contains forward-looking statements, including relating to our business outlook. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Competitive landscape

Wireless products and services

The Canadian wireless industry experienced low single-digit service revenue growth in 2024, which was largely attributable to continued customer growth despite slowing immigration and population growth. With penetration rates in other developed geographies (U.S., Europe and Asia) well above 100%, the Canadian mobile phone penetration rate is expected to continue to increase, above and beyond the approximate rate of 93% for 2024, in line with the trend toward multiple devices, and the ongoing adoption of mobile devices and services.

In 2024, the Canadian wireless industry continued to experience heightened levels of competition nationally, particularly amongst flanker brands. This competitive intensity has contributed to ongoing base rate plan pricing pressure, driving pressure to service revenue and offsetting subscriber growth. Additionally, continued declines in chargeable data usage driven by rising levels of data allocation in monthly plans, including unlimited data plans, as well as other ongoing factors, such as the popularity of data sharing plans, including family plans, and an evolving shift in the customer mix toward non-traditional mobile devices and tools such as video chats, along with increased adoption of Canada-U.S.-Mexico plans, are further eroding revenues. The roll-out of 5G network infrastructure continued in 2024, with 5G coverage by the national carriers reaching approximately 88% of the Canadian population at the end of 2024, compared to approximately 86% at the end of 2023. For Bell, our long-standing focus on network excellence is reflected in the recognition we received from independent third-party sources, including being recognized as Canada’s fastest and best 5G and 5G+ networks by GWS in its 2024 nationwide assessment of 5G networks. This marks the third consecutive year Bell has earned this recognition for its 5G network and the second consecutive year for its 5G+ network.

The Canadian wireless industry remains highly competitive and capital-intensive among facilities-based providers, as carriers continue to expand and enhance their broadband wireless networks, including the ongoing build-out of 5G and operationalization of spectrum.

Competitors for wireless products and services

•	Facilities-based national wireless service providers Rogers, the Telus Corporation group of companies (Telus) and Québecor Inc. (Québecor)

•

Regional facilities-based wireless service providers Saskatchewan Telecommunications Holding Corporation, which provides service in Saskatchewan; Bragg Communications Inc. (Eastlink), which provides service in the three Maritime provinces

Wireline products and services

An estimated 7.6 million Internet subscribers received their service over the networks of the three largest cable companies at the end of 2024, compared to an estimated 7.5 million subscribers at the end of 2023. Meanwhile, an estimated 7.7 million Internet subscribers received their service over the networks of incumbent local exchange carriers (ILECs) like Bell at the end of 2024, compared to approximately 7.6 million at the end of 2023. Bell continues to make gains in market share as a result of the ongoing expansion of our FTTP direct fibre network and increased customer penetration of bundled service offerings. Our ongoing focus on FTTP and its superior characteristics as compared to cable, such as higher and symmetrical download and upload speeds and greater reliability, has allowed us to connect approximately 7.8 million homes and businesses in Ontario, Québec, the Atlantic provinces and Manitoba to our pure fibre technology. Notably, Bell pure fibre Internet was awarded fastest in Canada in Ookla’s Q3-Q4 2024 Speedtest Awards report for the fourth consecutive time. Bell was also awarded most trusted high-speed Internet provider for Wi-Fi performance/Wi-Fi connectivity for the sixth consecutive time from BrandSpark’s Most Trusted Awards.

While many Canadians still watch conventional TV, digital streaming platforms are playing an increasingly important role in the broadcasting industry and in the distribution of content. Popular online video services are providing Canadians with more choice about where, when and how to access video content. In 2024, ILECs offering IPTV service expanded their combined subscriber base by an estimated 1% to reach 3.5 million customers, or a 39% market share, up compared to approximately 37% at the end of 2023, through wider network coverage, enhanced differentiated services and bundled offerings, and marketing and promotions focused on IPTV. Canada’s three largest cable companies had an estimated 4.5 million TV subscribers, or a 50% market share at the end of 2024, unchanged from 2023. The balance of industry subscribers were served by satellite TV and regional providers.

In recent years, two of the largest Canadian cable companies have launched new TV services based on the Comcast X1 video platform – Rogers and Québecor’s Vidéotron brand. Our IPTV platform (Fibe TV, Fibe TV app and Virgin Plus TV) continues to offer numerous service advantages compared to this cable platform, including: flexible pricing plans and packages available to all customers; picture clarity and quality; content depth and breadth; the number of ways customers can access content, including wireless set-top boxes, Restart TV, higher-capacity PVR and the Fibe TV app. We continue to offer more on-demand content and more OTT content with Crave, Netflix, Prime Video and YouTube all in one place.

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5 MD&A Business segment analysis Bell CTS

The financial performance of the overall Canadian wireline telecommunications market continues to be impacted by the ongoing declines in legacy voice service revenues resulting from technological substitution to wireless and OTT services, as well as by the ongoing conversion to IP-based data services and networks by large business customers. Canada’s three largest cable companies had an estimated combined base of approximately 2.5 million telephony subscribers at the end of 2024, representing a national residential market share of approximately 41%, unchanged from 2023. Telecommunications companies had an estimated combined total of 3.0 million telephony subscribers at the end of 2024, representing a market share of approximately 49%, unchanged from 2023. Other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet services.

Competitors for wireline products and services

•	Cable TV providers offering cable TV, Internet and cable telephony services, including:

•	Rogers in Ontario, New Brunswick, Newfoundland and Labrador, British Columbia, Alberta, Saskatchewan and Manitoba

•	Vidéotron in Québec

•	Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco) in Ontario and Québec

•	Shaw Direct, providing satellite TV service nationwide

•	Eastlink in every province except Saskatchewan, where it does not provide cable TV and Internet service

•	Telus provides residential voice, Internet and IPTV services in British Columbia, Alberta and Eastern Québec

•	Telus and Allstream Inc. (Allstream) provide wholesale products and business services across Canada

•	Various others such as TekSavvy Solutions and Vonage Canada (a division of Vonage Holdings Corp.) offer resale or VoIP-based local, long distance and Internet services

•	LEO satellite providers offering Internet services

•	OTT voice and/or video services, such as Zoom, Skype, Netflix, Prime Video, Disney+ and YouTube

•	Digital media streaming devices such as Apple TV, Roku and Google Chromecast

•	Other Canadian ILECs and cable TV operators

•	Substitution to wireless services, including those offered by Bell

•	Customized managed outsourcing solutions competitors, such as systems integrators CGI Inc. and IBM

•

Wholesale competitors include cable operators, domestic competitive local exchange carrier (CLEC)s, U.S. or other international carriers for certain services, and electrical utility-based telecommunications providers

•

Competitors for home security range from local to national companies, such as Telus, Rogers, Chubb Fire & Security and Stanley Security. Competitors also include do-it-yourself security providers such as Lorex and home automation service providers such as Ring, Nest and Wyze.

Industry trends

Wireless products and services

Wireless growth continues to be driven by the ongoing increase in data usage and adoption, including: higher-value smartphones, unlimited data offerings, shared family data plans, IoT devices, as well as mobile access and related data services. These trends are expected to drive the growing demand for wireless data services for the foreseeable future, particularly as the industry continues to shift to 5G. However, these growth opportunities are being offset by competitive pricing pressures and declining data overage revenues as adoption of unlimited data plans increases. Consequently, industry ARPU is expected to continue to remain pressured for the foreseeable future. As a result of increased competitive intensity, the industry continues to see greater adoption of BYOD additions, resulting in increased switching activity between carriers. Furthermore, recent government objectives to slow immigration growth in Canada, including fewer international student permits, could impact future industry subscriber growth and may lead to increased competitive intensity.

While LTE and LTE-A technologies increase download speeds, encourage data usage and enhance the customer experience, growth in data traffic poses challenges to mobile access technology. To better manage this data traffic, Canadian providers continue to evolve their networks and deploy spectrum to support the shift to 5G. Although the millimetre wave (mmWave) band is important for the expansion of 5G networks, ISED has not yet indicated when the mmWave spectrum auction will commence.

IoT technologies connect communications-enabled devices via wireless technologies, allowing them to exchange key information and share processes. Advanced platforms and networks are already in place in industries such as transportation and logistics, utilities and fleet management, with deployment ongoing in other sectors, including smart cities, manufacturing, retail, food services, consumer utilities, and connected cars. These industries are adopting IoT solutions, combined with other applications, to digitally transform their operations and generate value from their connections. IoT presents a meaningful opportunity for growth in wireless connectivity, which can deliver services to customers more efficiently. IoT connectivity generally has a lower ARPU when sold as a stand-alone service, but supports both revenue and margin growth, since it often leads to the sale of IoT applications or our other service offerings, enhancing customer account penetration with additional services. In 2024, we added 310,882 mobile connected devices, bringing our mobile connected device subscriber base to more than 3.0 million, up 11% from 2023.

Wireline products and services

The wireline telecommunications market is expected to remain very competitive in 2025. Although the residential high-speed internet market is maturing, with a penetration rate of approximately 93% across Canada at the end of 2024, subscriber growth is expected to continue over the coming years. Technology substitution, including the growth of wireless and VoIP services, is expected to continue to replace higher-margin legacy voice revenues, while digital streaming services and other online content providers are expected to impact current linear TV services. Bell is an important provider of these substitution services and the decline in this legacy business is continuing as expected.

5 MD&A Business segment analysis Bell CTS

The popularity of viewing TV and on-demand content anywhere, particularly on handheld devices, is expected to continue to grow as customers adopt services that enable them to view content on multiple screens. Streaming media providers continue to enhance OTT and DTC streaming services in order to compete for a share of viewership, as viewing habits and consumer demand evolve. Conventional TV content providers are monitoring OTT developments and seeking to adapt their content and market strategies to compete with these non-traditional offerings. We view OTT as an opportunity to add further capabilities to our linear and on-demand assets, providing customers with flexible options to choose the content they want and encouraging greater customer usage of Bell’s high-speed Internet and wireless networks. In 2024, we expanded the reach of our DTC streaming services through our agreement with Amazon, making Crave, TSN and RDS available on Prime Video Channels in Canada. In 2025, Bell Media launched new bundle subscription options allowing viewers to combine Crave, TSN, and RDS, with the Ultimate Entertainment and Sports Bundle plans.

The Canadian ILECs continue to make significant capital investments in broadband networks, with a focus on FTTP, to maintain and enhance their ability to support advanced IP-based services and higher broadband speeds. Cable companies continue to evolve their cable networks with

DOCSIS-related bandwidth enhancements and node splitting. Although the platform increases speed in the near term and is cost-efficient, it does not offer the advanced capabilities of FTTP over the longer term, such as fast symmetrical upload and download speeds.

In the business market, the convergence of IT and telecommunications, facilitated by the ubiquity of IP, continues to shape the competitive environment, with non-traditional providers increasingly blurring the lines of competition and business models. Cable companies continue to make investments to better compete in the highly contested small and medium-sized business space. Telecommunications companies like Bell are providing network-centric managed applications that leverage their significant FTTP investments, while IT service providers are bundling network connectivity with their proprietary software-as-a-service (SaaS) offerings. The development of IP-based platforms, which provide combined IP voice, data and video solutions, creates potential cost efficiencies that compensate, in part, for reduced margins resulting from the continuing shift from legacy to IP-based services. The evolution of IT has created significant opportunities for our business markets services, such as cloud, security and workflow automation solutions, that can have a greater business impact than traditional telecommunications services.

Business outlook and assumptions

This section contains forward-looking statements, including relating to our projected financial performance for 2025 and our business outlook, objectives, plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

2025 outlook

Our outlook for 2025 reflects an uncertain macroeconomic and regulatory environment, and ongoing competitive pricing pressures. Our outlook also considers the superiority of fibre over cable, our 5G wireless services, enterprise business solutions services and digital subscriptions, all of which present opportunities for growth. Additionally, our strategic distribution partnership with Best Buy Canada will result in a further decrease in revenue in 2025 due to the timing of The Source store closures and transition to Best Buy Express in 2024. As this revenue is largely consumer electronics related, the impact on adjusted EBITDA will not be material given low margins for such products.

We are targeting stable revenue driven by continued subscriber base expansion and pricing changes, offset by the cumulative impact of 2024 competitive market pricing pressures.

Wireless subscriber growth is expected to be supported by an ongoing 5G upgrade cycle, continued penetration growth and our continued focus on multi-product cross sales. We are focused on growing our wireless mobile phone subscriber base in a disciplined and cost-conscious manner as we manage increased competitive intensity and promotional activity across all regions and market segments. We expect slightly declining mobile phone blended ARPU driven by the flow-through of prior year competitive pricing pressures and reduced data overage revenue resulting from the continued adoption of unlimited plans, partly offset by increased 5G subscriptions and pricing changes. We will also seek to achieve higher revenues from IoT services and applications.

Continued expansion of our retail Internet and IPTV subscriber bases is expected to be supported by a broader FTTP service footprint together with higher household penetration, further scaling of Bell’s app-based live TV streaming services and the introduction of new products and features. We will continue to focus on winning the home by leveraging our symmetrical Internet speed advantage over cable, delivering the best customer experience with our products, and driving greater cross-sell penetration of higher value mobility and Internet households.

In our business markets, we expect an improving financial performance trajectory predicated on higher product sales and project spending by large enterprise customers combined with wireless subscriber growth. However, as large enterprise customers continue to look for opportunities to leverage low-cost technologies to grow and transform the workforce of the future and face increased uncertainty about future economic conditions, spending on telecommunications services and products is expected to be variable. In addition, ongoing customer migrations from traditional technologies to IP-based systems and demand for cheaper bandwidth alternatives will continue to impact business markets’ results in 2025. We intend to seek to offset the revenue decline from traditional legacy telecommunications services by continuing to develop market leading services and value enhancements to improve the client experience through services such as cloud, security and workforce automation solutions. Further, we intend to use marketing initiatives and other customer-specific strategies with the objective of slowing the pace of NAS erosion, while also investing in direct fibre expansion, 5G and new solutions in key portfolios such as Internet, private networks, voice and unified communications, cloud solutions, workflow automation, security solutions, cloud-based contact centre, IoT and MEC. We will also continue to focus on delivering network-centric managed and professional services solutions to large and medium-sized businesses that increase the value of connectivity services.

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5 MD&A Business segment analysis Bell CTS

We expect the overall level of competitive intensity in our small and medium-sized business markets to remain high, as cable operators and other telecom competitors look to these customer segments as potential growth opportunities. We also intend to introduce service offerings that help drive innovative solutions and value for our small and medium-sized customers by leveraging Bell’s network assets, broadband fibre footprint and service capabilities to expand our relationships with them.

We are maintaining a sharp focus on our operating cost structure to help offset pressures related to customer growth and retention, the ongoing erosion of high-margin wireline voice and other legacy revenues, and competitive repricing pressures in our residential, business and wholesale markets. This, combined with further operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers, is expected to deliver meaningful cost savings and productivity gains across the organization.

Assumptions

•

Stable or slight decrease in our market share of national operators’ wireless mobile phone net additions as we manage increased competitive intensity and promotional activity across all regions and market segments

•	Ongoing expansion and deployment of 5G and 5G+ wireless networks, offering competitive coverage and quality

•	Continued diversification of our distribution strategy with a focus on expanding DTC and online transactions

•	Slightly declining mobile phone blended ARPU due to competitive pricing pressure

•	Continuing business customer adoption of advanced 5G, 5G+ and IoT solutions
•	Continued scaling of technology services from recent acquisitions made in the enterprise market through leveraging our sales channels with the acquired businesses’ technical expertise

•	Improving wireless handset device availability in addition to stable device pricing and margins

•	Moderating deployment of direct fibre to incremental homes and businesses within our wireline footprint

• Continued growth in retail Internet subscribers

•	Increasing wireless and Internet-based technological substitution

•	Continued focus on the consumer household and bundled service offers for mobility, Internet and content services

•	Continued large business customer migration to IP-based systems

•	Ongoing competitive repricing pressures in our business and wholesale markets

•	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services

•	Increasing customer adoption of OTT services resulting in downsizing of TV packages and fewer consumers purchasing BDU subscriptions services

•

Realization of cost savings related to operating efficiencies enabled by our direct fibre footprint, changes in consumer behaviour and product innovation, digital and AI adoption, product and service enhancements, expanding self-serve capabilities, new call centre and digital investments, other improvements to the customer service experience, management workforce reductions including attrition and retirements, and lower contracted rates from our suppliers

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our communication and technology services business

Key growth drivers

•	A greater number of customers on our 5G and 5G+ networks

•	Cross-sell to customers who do not have all their telecommunication services with Bell

•	Further expansion of FTTP footprint, but at a slower pace than during any of 2020 to 2024

•	Increasing FTTP and WTTP customer penetration

•	Continued growth in retail Internet and IPTV subscribers

•	Expansion of our business customer relationships to drive higher revenue per customer

•	Ongoing service innovation and product value enhancements

Principal business risks

This section discusses certain principal business risks specifically related to the Bell CTS segment. For a detailed description of the other principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

Aggressive competition

Risk

•	The intensity of competitive activity from national wireless operators, smaller or regional facilities-based wireless service providers, non-traditional players and resellers

•

The intensity of competitive activity coupled with the proliferation of instalment and/or buy and pay later plans, and new wireline product launches for residential customers (e.g., IoT, smart home systems and devices, innovative TV platforms, etc.) and business customers (e.g., OTT VoIP, collaboration and SD WAN solutions) from national operators, non-traditional players and wholesalers, including the expanded offering of retail services based on wholesale access by large facilities-based competitors

Potential impact

•

Pressure on our revenue, adjusted EBITDA, ARPU, cash flows and churn would likely result if wireless competitors continue to aggressively pursue new types of price plans, increase discounts, offer shared plans based on sophisticated pricing requirements (e.g., instalments) or offer other incentives, such as cash-back for upgrade with old smartphone and multi-product bundles, in order to attract new customers

•

An increase in the intensity level of competitive activity for wireline services could result in lost revenue, higher churn and increased acquisition and retention expenses, all of which would put pressure on Bell CTS’s adjusted EBITDA

5 MD&A Business segment analysis Bell CTS

Regulatory environment

Risk

•

Increased regulation of wireless services, pricing and infrastructure, such as additional mandated access to wireless networks, establishing rates for mandated wireless services that are materially different from the rates we propose, and limitations placed on future spectrum bidding

•

In an interim decision (Interim Decision), the CRTC determined that aggregated access to Bell Canada’s FTTP facilities in Ontario and Québec should be mandated on a temporary and expedited basis, and the CRTC set interim rates that are materially lower than the rates we proposed, and which do not sufficiently account for the investment required in these facilities. Subsequently, in a final decision (Final Decision), the CRTC concluded its wholesale high-speed access review and mandated the establishment of an aggregated wholesale high-speed access service available on FTTP facilities to be provided by large ILECs in all provinces as of February 13, 2025. The CRTC also prohibited incumbents from accessing wholesale high-speed access service over any technology, on a go forward basis, within their traditional incumbent wireline territories. This new service materially improves the business position of our competitors. Bell Canada had filed an appeal of the Interim Decision to the Governor-in-Council and the latter released an order referring the Interim Decision back to the CRTC to reconsider, no later than 90 days after November 6, 2024, whether the three largest Internet service providers in Canada and their affiliates should be prohibited from using aggregated FTTP services in Ontario and Québec further to tariffs approved by the CRTC. In a February 3, 2025 decision, the CRTC determined that it would not vary the Interim Decision and would instead rule on the issue of whether Bell Canada, Rogers Communications Canada Inc., Telus Communications Inc. and their affiliates should be prohibited from using tariffed wholesale high-speed access services by summer 2025. Several parties have filed Part 1 applications asking the CRTC to review and vary several aspects of the Final Decision. In a motion dated September 12, 2024, Saskatchewan Telecommunications (SaskTel) has also sought leave to appeal the Final Decision to the Federal Court of Appeal. The Competitive Network Operators of Canada, Cogeco Communications Inc., Eastlink and SaskTel have also filed a joint appeal of the Final Decision to the Governor-in-Council. The latter must decide on this appeal on or before August, 13, 2025. At this point, Bell Canada is still assessing the impact of the Final Decision. If final rates are established that are different from the interim rates, there is a risk they will be applied retroactively.

•

The courts could overturn the new wholesale rates the CRTC set for aggregated high-speed access service in 2021, which were much higher than the rates it had proposed in 2019. Although the Federal Court of Appeal rejected TekSavvy Solutions Inc.’s application to overturn those rates, the latter is now seeking leave from the Supreme Court of Canada to challenge that decision.

Potential impact

•

Increased regulation could influence network investment and the market structure, limit our flexibility, improve the business position of our competitors, limit network-based differentiation of our services, and negatively impact the financial performance of our Bell CTS segment

•

In respect of the new aggregated wholesale high-speed access service mandated on FTTP facilities: (i) the mandating of final rates that are materially different from the rates we proposed could have a financial impact, (ii) while we are able to make use of wholesale FTTP in the traditional territory of Telus Communications Inc., and vice versa, our traditional territory has a larger customer base than that of Telus Communications Inc., giving the latter access to a larger base of potential new customers than we will gain access to; (iii) we and our brands that resell wholesale high-speed access services over competitors’ cable are no longer allowed to sell those services to new customers within our traditional wireline incumbent serving territory, and (iv) in the case of our existing wholesale high-speed access service, the implementation of the rates for aggregated or disaggregated wholesale high-speed access services could change our investment strategy, especially in relation to investment in next-generation wireline networks in smaller communities and rural areas, improve the business position of our competitors, further accelerate penetration and disintermediation by OTT players, and negatively impact the financial performance of our business

Market environment, technological advancement

and changing customer behaviour

Risk

•

Slower subscriber growth due to high Canadian Internet and smartphone penetration, combined with potential pressures from the economic environment and reduced discretionary spending, and reductions in immigration levels

•

With technological advancement, the traditional TV viewing model (i.e., a subscription for bundled channels) is challenged by an increasing number of legal and illegal viewing options available in the market offered by traditional, non-traditional and global players, as well as increasing cord-cutting and cord-shaving trends

•	The proliferation of network technologies impacts business customers’ decision to migrate to OTT, VoIP and/or leverage SD WAN architecture

•	Changing customer habits further contribute to the erosion of NAS lines

Potential impact

•

A maturing wireline and wireless market with reductions in immigration levels could challenge subscriber growth and the cost of subscriber acquisition and retention, putting pressure on the financial performance of our business

•

Our market penetration and number of TV subscribers could decline as a result of innovative offerings by BDUs and an increasing number of domestic and non-domestic unregulated OTT providers, as well as a significant volume of content piracy

•

The proliferation of IP-based products, including OTT content and OTT software offerings directly to consumers, may accelerate the disconnection of TV services or the reduction of TV spending, as well as the reduction in business IT investments by customers

•	The ongoing loss of NAS lines challenges our traditional voice revenues and compels us to develop other service offerings

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5 MD&A Business segment analysis Bell Media

5.2 Bell Media

Financial performance analysis

2024 performance highlights

Bell Media	Bell Media
Revenues	Adjusted EBITDA
(in $ millions)	(in $ millions)

Bell Media	Bell Media
Revenue mix	Revenue mix
(product)	(line of business)

Bell Media results

Revenues

	2024	2023	$ change	% change

External revenues	2,817	2,776	41	1.5%

Inter-segment revenues	334	341	(7)	(2.1%	)

Bell Media operating revenues	3,151	3,117	34	1.1%

Bell Media operating revenues increased by 1.1% in 2024, compared to last year, driven by higher advertising and other revenues, partly offset by lower subscriber revenues. Digital revenues (1) continued to contribute to the growth in operating revenues, up 19.2% year over year.

•

Advertising revenues increased by 2.8% in 2024, compared to 2023, driven by higher digital advertising revenues, mainly attributable to increased bookings from Bell Media’s strategic audience management (SAM) TV media sales tool along with growth in ad-supported subscription tiers on Crave and Connected TV. Additionally, advertising revenues were favourably impacted by higher OOH revenues from the acquisition of OUTEDGE in June 2024 and stronger sports specialty TV performance, partly offset by continued lower demand for traditional broadcast TV advertising, primarily impacting conventional and entertainment specialty TV, and the unfavourable impact from content delays due to the Writers Guild of America (WGA) and the Screen Actors Guild and American Federation of Television and Radio Artists (SAG-AFTRA) strikes in 2023.

•	Subscriber revenues declined by 1.1% in 2024, compared to last year, due to lower year-over-year BDU subscribers, partly offset by growth in Crave and sports streaming subscribers

•	Other revenues increased year over year in 2024, primarily due to higher revenues from Formula 1 and the acquisition of OUTEDGE

(1)

Digital revenues are comprised of advertising revenue from digital platforms including websites, mobile apps, connected TV apps and OOH digital assets/platforms, as well as advertising procured through Bell digital buying platforms and subscription revenue from DTC services and video on demand services.

5 MD&A Business segment analysis Bell Media

Operating costs and adjusted EBITDA

	2024	2023	$ change	% change

Operating costs	(2,393)	(2,420)	27	1.1%

Adjusted EBITDA	758	697	61	8.8%

Adjusted EBITDA margin	24.1%	22.4%		1.7 pts

Bell Media operating costs decreased by 1.1% in 2024, compared to last year, due to:

•	Restructuring initiatives undertaken over the past year as a result of the unfavourable economic and broadcasting regulatory environments

•	Lower content costs

These factors were partly offset by:

•	Greater costs from the acquisition of OUTEDGE

•	Higher costs associated with the revenue growth from Formula 1

Bell Media adjusted EBITDA grew by 8.8% in 2024, compared to last year, driven by higher operating revenues and lower operating costs.

Bell Media operating metrics

•	Total Crave subscriptions increased 18% from last year to more than 3.6 million, which was driven by a 51% increase in Crave DTC streaming subscribers

•	CTV maintained its #1 ranking as the most-watched network in Canada for the 23rd year in a row among total viewers in primetime, with 14 of the top 20 programs nationally among total viewers

•

Bell Media maintained its leadership position in the specialty and pay TV market with its English specialty and pay TV properties reaching 73% of all Canadian English specialty and pay TV viewers in the average week among key viewers aged 25 to 54 and with its French specialty and pay TV properties reaching 68% of Québec French specialty and pay TV viewers in an average week

•	Noovo had 5 out of the top 15 most watched regular shows on French conventional TV among viewers aged 25 to 54

•

Bell Media continued to rank first in unique visitors, reach, total page views and total page minutes in digital media in 2024 among Canadian broadcast and video network competitors. Bell Media also ranked sixth among online properties in the country in terms of unique visitors and reach, with an average of 22.9 million unique visitors per month, with 70% average monthly reach of the digital audience in 2024.

•	Bell Media remained Canada’s top radio broadcaster in 2024, and it had the #1 and #2 musical radio station in the Montréal French-language market for 2024 among listeners aged 25 to 54

•

Astral Media Inc. (Astral) continues to be a leading OOH solution provider across Canada, offering a range of six product lines: outdoor advertising, street furniture, airport, digital large format, transit and indoor place-based. Our products have the potential to reach 24 million Canadians weekly, and we offer exclusive advertising presence including 5 of the top 15 airports and 2 of the top transit commissions in Canada.

Competitive landscape and industry trends

This section contains forward-looking statements, including related to our business outlook. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Competitive landscape

Competition for content in the Canadian media industry continues to be increasingly controlled by a small number of global competitors with significant scale and financial resources. Technology has allowed new entrants to become media players in their own right. Some players have become more vertically integrated across both traditional and emerging platforms to better enable the acquisition and monetization of premium content. Global aggregators have also emerged and are competing for both content and viewers.

Bell Media competes in the video, audio, OOH advertising and digital media markets:

•

Video: The video market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available to consumers

•	Audio: Competition within the radio broadcasting industry occurs primarily in discrete local market areas among individual stations

•	OOH: The Canadian OOH advertising industry is fragmented, consisting of a few large companies as well as numerous smaller and local companies operating in a few local markets
•

Digital media: Consumer demand for digital media, content on mobile devices, and on-demand content is increasing and media products have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. In response to this trend, advertisers are shifting their spending to premium video and audio products on global digital platforms and social media that enable marketers to narrowly target specific audiences instead of the previous mass marketing approach. This results in lower use of traditional advertising methods and requires a shift in focus. Bell Media and other media companies have initiated programs to sell their advertising inventory on a more targeted basis through updated buying platforms with enhanced access to data and are now selling their inventory on programmatic buying platforms.

The Canadian traditional TV and radio advertising markets are expected to be impacted by audience declines as advertising market growth continues to shift towards digital.

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5 MD&A Business segment analysis Bell Media

Competitors

Video

•

Conventional Canadian TV stations (local and distant signals) and specialty and pay channels, such as those owned by Corus Entertainment Inc. (Corus), Rogers, Québecor and Canadian Broadcasting Corporation (CBC)/Société Radio-Canada

•	U.S. conventional TV stations and specialty channels

•	OTT streaming providers such as Netflix, Prime Video, Disney+, Apple TV+, Paramount +, Discovery+ and DAZN

•	Video-sharing websites such as YouTube, TikTok and Instagram

•	FAST channels

Audio

•	Large radio operators, such as Rogers, Corus, Cogeco and Stingray Group Inc. that also own and operate radio station clusters in various local markets

•	Radio stations in specific local markets

•	Satellite radio provider SiriusXM

•	Music streaming services such as Spotify and Apple Music

•	Music downloading services such as Apple’s iTunes Store

•	Other media such as newspapers, local weeklies, TV, magazines, outdoor advertising and the Internet

OOH advertising

•	Large outdoor and indoor advertisers, such as Allvision, Branded Cities, Lamar Advertising, Pattison Outdoor, Québecor Inc., Vendo Media, REC Media, UB Media, Cineplex, and Rogers Sports & Media

•	Numerous smaller and local companies operating a limited number of faces in a few local markets

•	Other media such as TV, radio, print media and the Internet

Industry trends

Consumers continue to have access to an array of online entertainment and information alternatives, with new options being added yearly. The increase in alternative entertainment options has led to a fragmentation in consumption habits. Traditional linear TV still delivers higher viewership compared to other forms of video consumption, although the gap is closing with more people consuming content from an assortment of services and in a variety of formats. In particular, today’s viewers are consuming more content online, watching less scheduled programming live, time-shifting original broadcasts through PVRs, viewing more video on mobile devices, and catching up on an expanded library of past programming on-demand. While households use streaming services, such as Crave, Netflix, Prime Video, Disney+, Apple TV+, and YouTube to complement linear TV consumption, an increasing number are using these services as alternatives to a traditional linear package. With the increase of options in the alternative market, content is more widespread than ever before across providers, resulting in a more competitive landscape. This has resulted in price increases and consumers’ need to subscribe to more than one service. The industry has responded with bundling options, lower price ad tiers, and an increase in FAST channels, such as The Roku Channel, Tubi and Pluto TV. In 2024, Bell Media launched 11 English and French-language FAST channels, featuring a selection of entertainment, factual, news, and sports programming, available on LG Channels, Samsung TV Plus, Plex and The Roku Channel.

Premium video content remains vitally important to media companies in attracting and retaining viewers and advertisers. This content, including live sports and special events, should continue to draw audiences and advertisers moving forward. Heightened competition for these rights from global competitors, including Netflix, Prime Video, Disney+, DAZN and Apple TV+, has already resulted in higher program rights costs and may also make it more difficult to secure content.

Consumer behaviour is continually changing and media companies are adjusting by evolving and personalizing their content and product offerings. Media companies have launched their own solutions with the objective of better competing with non-traditional offerings through DTC products such as Bell Media’s bilingual Crave service, TSN and RDS, all of which offer streaming on a variety of platforms. While the SVOD model continues to dominate the streaming landscape, AVOD and FAST services are seeing tremendous growth due to the appeal to price-conscious consumers.

In addition, there has been a shift in how advertisers want to buy advertising across all media platforms. The growth of digital consumption has also given advertisers the opportunity to buy more targeted inventory and to buy inventory via self-serve and programmatically. As a result, Bell Media and other media companies have initiated programs to sell their advertising inventory on a more targeted basis through updated buying platforms with enhanced access to data and are now selling their inventory on programmatic buying platforms.

5 MD&A Business segment analysis Bell Media

Business outlook and assumptions

This section contains forward-looking statements, including relating to our projected financial performance for 2025 and our business outlook, objectives, plans and strategic priorities. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

2025 outlook

We are targeting positive media revenue growth in 2025 led by scaling of digital advertising in Connected TV, DAAI, ad-supported Crave and through the acquisition in 2024 of OUTEDGE. The Canadian traditional TV and radio advertising markets are expected to be impacted by audience declines as advertising market growth continues to shift towards digital. Subscriber revenue growth is being targeted through continued scaling of Crave, TSN, RDS and TSN+ through expanded distribution, optimized content offerings, UX improvements and BDU rate increases. The non-recurrence of revenue adjustments in 2024 and the effects of shifting media consumption towards competing OTT and digital platforms, as well as further TV cord-shaving and cord-cutting, is expected to continue to negatively impact legacy media subscriber revenue and volumes.

We remain focused on advancing our digital-first media strategy, including growing digital revenues and DTC subscribers. We also intend to continue controlling costs by achieving productivity gains and pursuing operational efficiencies across all of our media properties, while continuing to invest in premium content across all screens and platforms.

Across our media properties, particularly in video, we intend to leverage our market position combined with enhanced audience targeting to offer advertisers, both nationally and locally, premium opportunities to reach their target audiences. Success in this area requires that we focus on successfully acquiring highly rated programming and differentiated content; building and maintaining strategic supply arrangements for content across all screens and platforms; and producing and commissioning high-quality Canadian content. We will also continue to scale Connected TV and DAAI, bringing precision targeting of digital advertising and providing a personalized ad experience to specific households or devices.

Our sports offerings are expected to continue to deliver popular content and viewing experiences to our video audiences. These offerings, combined with the integration of our digital platforms, are integral parts of our strategy to enhance viewership and engagement. We will also continue to focus on creating innovative high-quality productions in the areas of sports news and editorial coverage.

In non-sports specialty TV, audiences and advertising revenues are expected to be driven by investment in quality programming and production including the rebranding of our specialty channels including the introduction of USA Network and Oxygen True Crime in Canada.

Through Crave, our bilingual premium video streaming service, we will continue to leverage our investments in premium content (including HBO, Max, STARZ and original French-language programming) in order to attract DTC streaming subscribers. We intend to continue expanding platform distribution and delivering UX improvements.

We will continue to support original French programming with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio, to better serve our French-language customers through a personalized digital experience.

In audio, we intend to offer advertisers, both nationally and locally, attractive opportunities to reach their target audiences including scaling of DAAI. Additionally, in conjunction with our video properties, we will continue to pursue opportunities that leverage our promotional capabilities, provide an expanded platform for content sharing, including additional radio stations on our iHeartRadio Canada app, and offer other synergistic efficiencies.

In our OOH operations, we provide advertisers with attractive opportunities in all key Canadian markets. We continue to seek new opportunities to support the growing demand in digital, including converting strategic existing static outdoor structures to digital as well as building new digitals. Our acquisition of OUTEDGE was fully integrated for sales under the Astral brand to kick off 2025. This accelerates our digital media strategy and ability to deliver impactful, multi-channel marketing solutions coast-to-coast.

Assumptions

•

Overall digital revenue expected to reflect scaling of Connected TV, DTC advertising and subscriber growth, as well as digital growth in our OOH business contributing towards the advancement of our digital-first media strategy

•	Leveraging of first-party data to improve targeting, advertisement delivery including personalized viewing experience and attribution

•	Continued escalation of media content costs to secure quality content

•	Continued scaling of Crave, TSN, TSN+ and RDS through expanded distribution, optimized content offering and UX improvements

•

Continued support in original French content with a focus on digital platforms such as Crave, Noovo.ca and iHeartRadio Canada, to better serve our French-language customers through a personalized digital experience

•	Ability to successfully acquire and produce highly-rated programming and differentiated content

•	Building and maintaining strategic supply arrangements for content across all screens and platforms

•	No adverse material financial, operational or competitive consequences of changes in or implementation of regulations affecting our media business

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5 MD&A Business segment analysis Bell Media

Key growth drivers

•	Continued scaling of Crave, TSN, TSN+ and RDS through expanded distribution including bundles and partnerships

•	Scaling of Connected TV advertising

•	DTC advertising and subscriber growth
•	Digital growth in our OOH business

•	Ongoing growth in BDU rates

•	Delivery of compelling content to maintain strength in audience performance and scale global content distribution

Principal business risks

This section discusses certain principal business risks specifically related to the Bell Media segment. For a detailed description of the other principal risks that could have a material adverse effect on our business, refer to section 9, Business risks.

Advertising and subscription revenue uncertainty

Risk

•

Advertising is heavily dependent on economic conditions and viewership, and traditional media is under increasing pressure for advertising spend against dominant non-traditional/global digital services

•	The advertising market could be further impacted by canceled or delayed advertising campaigns from many sectors due to the economic environment

•	Bell Media has contracts with a variety of BDUs, under which monthly subscription fees for specialty and pay TV services are earned, which expire on a specific date

Potential impact

•

Economic uncertainty could continue to impact advertisers’ spending. Our failure to increase or maintain viewership or capture our share of the changing and fragmented advertising market, including digital revenues, could result in the loss of advertising revenue.

•	If we are not successful in obtaining favourable agreements with BDUs, it could result in the loss of subscription revenue

Aggressive competition

Risk

•

The intensity of competitive activity from new technologies and alternative distribution platforms such as unregulated OTT content offerings, VOD, personal video platforms, DTC distribution and pirated content, in addition to traditional TV services, in combination with the development of more aggressive product and sales strategies by non-traditional global players with a much larger scale

Potential impact

•

Increased competitive activity in combination with the development of more aggressive product and sales strategies could have an adverse impact on the level of subscriptions and/or viewership for Bell Media’s TV services and on Bell Media’s revenue streams

Rising content costs and ability to secure key content

Risk

•

Rising content costs, as an increasing number of domestic and global competitors seek to acquire the same content or to restrict content within their own ecosystems, and the ability to acquire or develop key differentiated content to drive revenues and subscriber growth

Potential impact

•	Rising programming costs could require us to incur unplanned expenses, which could result in negative pressure on adjusted EBITDA

•	Our inability to acquire or develop popular programming content could adversely affect Bell Media’s viewership and subscription levels and, consequently, advertising and subscription revenues

6 MD&A Financial and capital management

6 Financial and capital management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

6.1 Net debt

	2024	2023	$ change	% change

Long-term debt	32,835	31,135	1,700	5.5%

Debt due within one year	7,669	5,042	2,627	52.1%

50% of preferred shares (1)	1,767	1,834	(67)	(3.7%	)

Cash	(1,572)	(547)	(1,025)	n.m.

Cash equivalents	–	(225)	225	100.0%

Short-term investments	(400)	(1,000)	600	60.0%

Net debt	40,299	36,239	4,060	11.2%

n.m.: not meaningful

(1)

50% of outstanding preferred shares of $3,533 million and $3,667 million at December 31, 2024 and December 31, 2023, respectively, are classified as debt consistent with the treatment by some credit rating agencies.

The increase of $2,627 million in debt due within one year and $1,700 million in long-term debt were due to:

•	the issuance by Bell Canada of Series US-9 Notes, with a total principal amount of $700 million in U.S. dollars ($942 million in Canadian dollars)

•	the issuance by Bell Canada of Series US-10 Notes, with a total principal amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars)

•	the issuance by Bell Canada of Series M-61 MTN debentures, with a total principal amount of $400 million

•	the issuance by Bell Canada of Series M-63 MTN debentures, with a total principal amount of $1,100 million

•	an increase in notes payable (net of repayments) of $1,945 million

•	a net increase of $580 million due to higher lease liabilities and other debt

•	an increase in outstanding loans of $324 million under the Bell Mobility uncommitted trade loan agreement

Partly offset by:

•	the repayment at maturity of Series M-44 MTN debentures, with a total principal amount of $1,000 million

•	the repayment at maturity of Series US-3 Notes, with a total principal amount of $600 million in U.S. dollars ($748 million in Canadian dollars)

•	the repayment at maturity of Series 10 Notes, with a total principal amount of $225 million

The increase in cash of $1,025 million, the decrease in short-term investments of $600 million and the decrease in cash equivalents of $225 million were mainly due to:

•	$6,988 million of cash flows from operating activities

•	$3,834 million of issuance of long-term debt

•	$1,945 million increase in notes payable (net of repayments)

Partly offset by:

•	$3,897 million of capital expenditures

•	$3,613 million of dividends paid on BCE common shares

•	$3,303 million of repayment of long-term debt

•	$624 million for business acquisitions

•	$531 million for the purchase of spectrum licences

•	$235 million paid for the purchase on the open market of BCE common shares for the settlement of share-based payments

•	$187 million of dividends paid on BCE preferred shares

•	$92 million paid for the repurchase of BCE preferred shares

•	$68 million of cash dividends paid by subsidiaries to NCI

66   BCE INC. 2024 ANNUAL FINANCIAL REPORT

6 MD&A Financial and capital management

6.2 Outstanding share data

Common shares outstanding	Number of shares

Outstanding, January 1, 2024	912,274,545

Shares issued under deferred share plan	8,558

Outstanding, December 31, 2024	912,283,103

Stock options outstanding	Number of options	Weighted average exercise price ($)

Outstanding, January 1, 2024	7,484,561	61

Forfeited or expired	(938,742)	59

Outstanding and exercisable, December 31, 2024	6,545,819	61

At March 6, 2025, 921,824,604 common shares and 5,503,174 stock options were outstanding.

Discounted Treasury Dividend Reinvestment Plan

In Q4 2024, BCE amended its DRP to provide, at the BCE Board’s discretion, for the issuance of new common shares from treasury at a discount to the Average Market Price. Commencing with the dividend payable on January 15, 2025 to eligible shareholders as of the December 16, 2024 record date, and subsequently until further notice, common shares will be issued from treasury at a discount of 2% to the Average Market Price.

Subsequent to year end, on January 15, 2025, 9,540,786 common shares were issued from treasury under the DRP to shareholders of record on December 16, 2024 holding 308,654,258 common shares, for $314 million.

6.3 Cash flows

	2024	2023	$ change	% change

Cash flows from operating activities	6,988	7,946	(958)	(12.1%	)

Capital expenditures	(3,897)	(4,581)	684	14.9%

Cash dividends paid on preferred shares	(187)	(182)	(5)	(2.7%	)

Cash dividends paid by subsidiaries to non-controlling interest	(68)	(47)	(21)	(44.7%	)

Acquisition and other costs paid	52	8	44	n.m.

Free cash flow	2,888	3,144	(256)	(8.1%	)

Business acquisitions	(624)	(222)	(402)	n.m.

Business dispositions	–	209	(209)	(100.0%	)

Acquisition and other costs paid	(52)	(8)	(44)	n.m.

Decrease (increase) in short-term investments	600	(1,000)	1,600	n.m.

Spectrum licences	(531)	(183)	(348)	n.m.

Other investing activities	14	(4)	18	n.m.

Increase (decrease) in notes payable	1,945	(646)	2,591	n.m.

Issue of long-term debt	3,834	5,195	(1,361)	(26.2%	)

Repayment of long-term debt	(3,303)	(1,858)	(1,445)	(77.8%	)

Repurchase of a financial liability	–	(149)	149	100.0%

Issue of common shares	–	18	(18)	(100.0%	)

Purchase of shares for settlement of share-based payments	(235)	(223)	(12)	(5.4%	)

Repurchase of preferred shares	(92)	(140)	48	34.3%

Cash dividends paid on common shares	(3,613)	(3,486)	(127)	(3.6%	)

Other financing activities	(31)	(24)	(7)	(29.2%	)

Net increase in cash	1,025	448	577	n.m.

Net (decrease) increase in cash equivalents	(225)	175	(400)	n.m.

n.m.: not meaningful

Cash flows from operating activities and free cash flow

In 2024, BCE’s cash flows from operating activities decreased by $958 million, compared to 2023, mainly due to lower cash from working capital, higher interest paid, higher severance and other costs paid and higher income taxes paid, partly offset by higher EBITDA.

Free cash flow decreased by $256 million in 2024, compared to 2023, mainly due to lower cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by lower capital expenditures.

6 MD&A Financial and capital management

Capital expenditures

	2024	2023	$ change	% change

Bell CTS	3,746	4,421	675	15.3%

Capital intensity	17.3%	20.2%		2.9 pts

Bell Media	151	160	9	5.6%

Capital intensity	4.8%	5.1%		0.3 pts

BCE	3,897	4,581	684	14.9%

Capital intensity	16.0%	18.6%		2.6 pts

BCE capital expenditures of $3,897 million in 2024, corresponding to a capital intensity ratio of 16.0%, declined by $684 million and 2.6 pts, respectively, over 2023. The year-over-year decline reflected:

•

Lower capital expenditures in Bell CTS of $675 million, compared to last year, consistent with a planned reduction in capital spending, primarily driven by slower FTTP footprint expansion, regulatory decisions that discourage network investment, and the realization of efficiencies from prior investments in digital transformation initiatives

•

Reduced year-over-year capital spending at Bell Media of $9 million, mainly due to lower spending on Connected TV and studio expansions, partly offset by higher investments to support digital growth and OUTEDGE acquisition impact

Business acquisitions

On July 2, 2024, Bell Canada acquired Stratejm for cash consideration of $78 million ($73 million net of cash acquired) and $11 million of estimated additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $20 million. Contingent consideration is estimated to be $11 million at December 31, 2024.

On June 7, 2024, Bell Media completed the acquisition of OUTFRONT Media Inc.’s Canadian OOH media business, OUTEDGE, for cash consideration of $429 million ($418 million net of cash acquired). Pursuant to a consent agreement negotiated with the Competition Bureau, Bell Media must dispose of 669 advertising displays in Québec and Ontario. On October 4, 2024, we entered into an agreement to dispose of these advertising displays for estimated proceeds of $14 million, subject to adjustments. Completion of the sale is expected in the first quarter of 2025, subject to receipt of the Competition Bureau’s approval and other customary closing conditions.

On June 1, 2023, Bell acquired FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients, for cash consideration of $157 million ($156 million net of cash acquired), of which $12 million is payable within two years, and an estimated $6 million of additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $7 million. Contingent consideration is estimated to be $2 million at December 31, 2024.

Business dispositions

On May 3, 2023, we completed the sale of our 63% ownership in certain production studios, which were included in our Bell Media segment, for net cash proceeds of $211 million.

Spectrum licences

On November 30, 2023, Bell Mobility secured the right to acquire 939 licences of 3800 MHz spectrum across Canada for $518 million. On January 17, 2024, Bell made a first payment of $104 million to ISED. The remaining balance of $414 million was paid on May 29, 2024, at which time Bell acquired the 3800 MHz spectrum licences.

On May 19, 2023, after approval from ISED, Bell Mobility obtained the right to use, through subordination, certain of Xplore Inc.’s 3500 MHz spectrum licences in Québec, for $145 million.

Debt instruments

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of notes payable under commercial paper programs, loans securitized by receivables and wireless device financing plan receivables, and bank facilities. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt. As at December 31, 2024, all of our debt was denominated in Canadian dollars with the exception of our commercial paper, Bell Mobility trade loans and our U.S. Series of Notes, which are denominated in U.S. dollars and have been hedged for foreign currency fluctuations with cross currency interest rate swaps.

68   BCE INC. 2024 ANNUAL FINANCIAL REPORT

6 MD&A Financial and capital management

2024

During 2024, we issued debt, net of repayments. This included:

•

$3,834 million issuance of long-term debt comprised of the issuance of Series US-9 Notes with a total principal amount of $700 million in U.S. dollars ($942 million in Canadian dollars), the issuance of Series US-10 Notes with a total principal amount of $750 million in U.S. dollars ($1,009 million in Canadian dollars), the issuance of Series M-61 MTN debentures with a total principal amount of $400 million, the issuance of Series M-63 MTN debentures with a total principal amount of $1,100 million, the increase of $324 million in outstanding loans under the Bell Mobility uncommitted trade loan agreement and the issuance of other debt of $66 million, partly offset by $7 million of discounts on our debt issuances

•	$1,945 million issuance (net of repayments) of notes payable

Partly offset by:

•

$3,303 million repayment of long-term debt comprised of the repayment of Series M-44 MTN debentures with a total principal amount of $1,000 million, the repayment of Series US-3 Notes with a total principal amount of $600 million in U.S. dollars ($748 million in Canadian dollars), the repayment of Series 10 Notes with a total principal amount of $225 million and net payments of leases and other debt of $1,330 million

2023

During 2023, we issued debt, net of repayments. This included:

•

$5,195 million issuance of long-term debt comprised of the issuance of Series M-57, Series M-58, Series M-59, Series M-60, Series M-61 and Series M-62 MTN debentures, with total principal amounts of $300 million, $1,050 million, $450 million, $600 million, $400 million and $700 million in Canadian dollars, respectively, the issuance of Series US-8 Notes, with a total principal amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars), the increase of $491 million in outstanding loans under the Bell Mobility uncommitted trade loan agreement and the issuance of other debt of $74 million, partly offset by $8 million of discounts on our debt issuances

Partly offset by:

•

$1,858 million repayment of long-term debt comprised of net payments of leases and other debt of $1,258 million and the repayment of Series M-29 MTN debentures with a total principal amount of $600 million

•	$646 million repayment (net of issuances) of notes payable

Consolidation of MLSE ownership under BCE (repurchase of a financial liability)

In January 2023, BCE repurchased the 9% interest held by the BCE Master Trust Fund (Master Trust Fund), a trust fund that holds pension fund investments serving the pension obligations of the BCE group pension plan participants, in MLSE for a cash consideration of $149 million, as a result of BCE’s obligation to repurchase the Master Trust Fund’s interest in MLSE at that price.

Issuance of common shares

The issuance of common shares in 2024 decreased by $18 million, compared to 2023, due to no stock options having been exercised in 2024.

Repurchase of preferred shares

In 2024, BCE repurchased and canceled 5,346,488 First Preferred Shares under its NCIB for a total cost of $92 million.

Subsequent to year end, BCE repurchased and canceled 1,413,405 First Preferred Shares under its NCIB for a total cost of $25 million.

In 2023, BCE repurchased and canceled 8,124,533 First Preferred Shares under its NCIB for a total cost of $140 million.

Cash dividends paid on common shares

In 2024, cash dividends paid on common shares of $3,613 million increased by $127 million, compared to 2023, due to a higher dividend paid in 2024 of $3.9600 per common share, compared to $3.8225 per common share in 2023.

6.4 Post-employment benefit plans

For the year ended December 31, 2024, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in OCI of $796 million, due to a higher-than-expected return on plan assets, and an increase in the discount rate to 4.7% at December 31, 2024, compared to 4.6% at December 31, 2023, partly offset by an increase in the effect of the asset limit.

For the year ended December 31, 2023, we recorded a decrease in our post-employment benefit plans and a loss, before taxes, in OCI of $553 million, due to a decrease in the discount rate of 4.6% at December 31, 2023, compared to 5.3% at December 31, 2022, partly offset by a gain on plan assets, experience gains and a decrease in the effect of the asset limit.

6 MD&A Financial and capital management

6.5 Financial risk management

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results from various financial risks, including credit risk, liquidity risk, foreign currency risk, interest rate risk, equity price risk and longevity risk. These risks are further described in Note 2, Material accounting policies, Note 9, Other expense, Note 27, Post-employment benefit plans and Note 29, Financial and capital management in BCE’s 2024 consolidated financial statements.

The following table outlines our financial risks, how we manage these risks and their financial statement classification.

Financial risk	Description of risk	Management of risk and financial statement classification

Credit risk	We are exposed to credit risk from operating activities and certain customer financing activities, the maximum exposure of which is represented by the carrying amounts reported in the statements of financial position. We are exposed to credit risk if counterparties to our trade receivables, including wireless device financing plan receivables, and derivative instruments are unable to meet their obligations.

•  Large and diverse customer base

•  Deal with institutions with investment-grade credit ratings

•  Regularly monitor our credit risk and credit exposure, and consider, among other factors, the effects of changes in interest rates and inflation

•  Our trade receivables and allowance for doubtful accounts balances at December 31, 2024, which both include the current portion of wireless device financing plan receivables, were $4,305 million and $120 million, respectively

•  Our non-current wireless device financing plan receivables and allowance for doubtful accounts balances at December 31, 2024 were $410 million and $12 million, respectively

•  Our contract assets balance at December 31, 2024 was $759 million, net of an allowance for doubtful accounts balance of $18 million

Liquidity risk	We are exposed to liquidity risk for financial liabilities.

•  Our cash, cash equivalents, short-term investments, amounts available under our securitized receivables program, cash flows from operations and possible capital markets financing are expected to be sufficient to fund our operations and fulfill our obligations as they become due. Should our cash requirements exceed the above sources of cash, we would expect to cover such a shortfall by drawing on existing committed bank facilities and new ones, to the extent available

•  Refer to section 6.7, Liquidity – Contractual obligations, for a maturity analysis of our recognized financial liabilities

Foreign currency risk

We are exposed to foreign currency risk related to anticipated purchases and certain foreign currency debt.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $1 million (loss of $73 million) recognized in net earnings at December 31, 2024 and a gain of $119 million (loss of $107 million) recognized in Other comprehensive income (loss) at December 31, 2024, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

•  At December 31, 2024, we had outstanding foreign currency forward contracts and options maturing from 2025 to 2027 of $5.7 billion in U.S. dollars ($7.8 billion in Canadian dollars) and ₱3.2 billion in Philippine pesos ($75 million in Canadian dollars), to manage foreign currency risk related to anticipated purchases and certain foreign currency debt

•  For cash flow hedges relating to anticipated purchases denominated in foreign currencies, changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion of the hedging relationship, which is recognized in Other expense in the income statements. Realized gains and losses in Accumulated OCI are reclassified to the income statements or to the initial cost of the related non-financial asset in the same periods as the corresponding hedged transactions are recognized.

•  For cash flow hedges relating to our U.S. dollar debt under our commercial paper program and securitization of receivables program, changes in the fair value of these derivatives are recognized in Other expense in the income statements and offset the foreign currency translation adjustment on the related debt, except for any portion of the hedging relationship which is ineffective

•  For economic hedges, changes in the fair value are recognized in Other expense in the income statements

•  At December 31, 2024, we had outstanding cross currency interest rate swaps with notional amounts of $6,550 million in U.S. dollars ($8,554 million in Canadian dollars) to hedge the U.S. currency exposure of our U.S. Notes maturing from 2032 to 2054

•  For these cross currency interest rate swaps, changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for amounts recorded in Other expense in the income statements to offset the foreign currency translation adjustment on the related debt and any portion of the hedging relationship which is ineffective

•  At December 31, 2024, we had outstanding cross currency interest rate swaps with a notional amount of $600 million in U.S. dollars ($815 million in Canadian dollars) to hedge the U.S. currency exposure of outstanding loans maturing in 2025 and 2026 under our Bell Mobility trade loan agreement

•  For these cross currency interest rate swaps, changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for amounts recorded in Other expense in the income statements to offset the foreign currency translation adjustment on the related debt and any portion of the hedging relationship which is ineffective

70   BCE INC. 2024 ANNUAL FINANCIAL REPORT

6 MD&A Financial and capital management

Financial risk	Description of risk	Management of risk and financial statement classification

Interest rate risk

We are exposed to risk on the interest rates of our debt, our post-employment benefit plans and on dividend rate resets on our preferred shares.

A 1% increase (decrease) in interest rates would result in a loss (gain) of $28 million recognized in net earnings at December 31, 2024, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

•  We use interest rate swaps, cross currency basis rate swaps, cross currency interest rate swaps, forward starting interest rate swaps, amortizing interest rate swaps, interest rate swaptions and interest rate floors to hedge interest rate exposure on existing and/or future debt issuances. We also use leveraged interest rate options to hedge economically the dividend rate resets on preferred shares.

•  At December 31, 2024, we had outstanding interest rate swaps with a notional amount of $700 million to hedge the fair value of our Series M-62 MTN debentures maturing in 2029

•  For interest rate swaps, changes in the fair value of these derivatives and the related debt are recognized in Other expense in the income statements and offset each other, except for any ineffective portion of the hedging relationship

•  At December 31, 2024, we had outstanding interest rate swaps with a notional amount of $250 million to hedge the fair value of our series M-52 MTN debentures maturing in 2030

•  For interest rate swaps, changes in the fair value of these derivatives and the related debt are recognized in Other expense in the income statements and offset each other, except for any ineffective portion of the hedging relationship

•  At December 31, 2024, we had outstanding interest rate swaps with a notional amount of $350 million to hedge the fair value of our series M-57 MTN debentures maturing in 2032

•  For interest rate swaps, changes in the fair value of these derivatives and the related debt are recognized in Other expense in the income statements and offset each other, except for any ineffective portion of the hedging relationship

•  At December 31, 2024, we had outstanding forward starting interest rate swaps, effective from 2025 with a notional amount of $550 million in U.S. dollars ($742 million in Canadian dollars), of which $275 million in U.S. dollars matures in each of 2030 and 2035, to hedge the interest rate exposure on future U.S. dollar debt issuances

•  For forward starting interest rate swaps, changes in the fair value of these derivatives are recognized in our statements of comprehensive income, except for any ineffective portion of the hedging relationship, which is recognized in Other expense in the income statements

•  At December 31, 2024, we had outstanding forward starting interest rate swaps, effective from 2028 with a notional amount of $125 million to hedge the fair value of our series M-59 MTN debentures maturing in 2053

•  For forward starting interest rate swaps, changes in the fair value of these derivatives and the related debt are recognized in Other expense in the income statements and offset each other, except for any ineffective portion of the hedging relationship

•  At December 31, 2024, we had outstanding forward starting interest rate swaps, effective from 2028 with a notional amount of $400 million to hedge the fair value of our series M-61 MTN debentures maturing in 2053

•  For forward starting interest rate swaps, changes in the fair value of these derivatives and the related debt are recognized in Other expense in the income statements and offset each other, except for any ineffective portion of the hedging relationship

•  At December 31, 2024, we had an outstanding amortizing interest rate swap with a notional amount of $123 million to hedge the interest rate exposure on other debt maturing in 2028

•  For amortizing interest rate swaps, changes in the fair value of these derivatives are recognized in our statements of comprehensive income

•  At December 31, 2024, we had outstanding leveraged interest rate options with a fair value of nil to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026

•  For leveraged interest rate options, changes in the fair value of these derivatives are recognized in the income statements in Other expense

•  At December 31, 2024, we had outstanding interest rate floors with a notional amount of $350 million to hedge economically the interest cost of our series M-62 MTN debentures maturing in 2029

•  For interest rate floors, changes in the fair value of these derivatives are recognized in Other expense in the income statements

•  For our post-employment benefit plans, the interest rate risk is managed using a liability matching approach, which reduces the exposure of the DB plans to a mismatch between investment growth and obligation growth

Equity price risk

We are exposed to risk on our cash flow related to the settlement of equity settled share-based payment plans.

A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $18 million recognized in net earnings at December 31, 2024, with all other variables held constant.

Refer to the following Fair value section for details on our derivative financial instruments.

•  At December 31, 2024, we had outstanding equity forward contracts with a fair value net liability of $429 million on BCE’s common shares to economically hedge the cash flow exposure related to the settlement of equity settled share-based compensation plans

•  Changes in the fair value of these derivatives are recorded in the income statements in Other expense

Longevity risk	We are exposed to life expectancy risk on our post-employment benefit plans.

•  The Bell Canada Pension Plan has an investment arrangement which hedges part of its exposure to potential increases in longevity, which covers approximately $3 billion of post-employment benefit obligations

6 MD&A Financial and capital management

Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Certain fair value estimates are affected by assumptions we make about the amount and timing of future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that may be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values may not be the net amounts that would be realized if these instruments were settled.

The carrying values of our cash, cash equivalents, short-term investments, trade and other receivables, trade payables and other liabilities, interest payable, dividends payable, notes payable and loans secured by receivables approximate fair value as they are short-term. The carrying value of wireless device financing plan receivables approximates fair value given that their average remaining duration is short and the carrying value is reduced by an allowance for doubtful accounts and an allowance for revenue adjustments. The carrying value of the Bell Mobility trade loans approximates fair value given their average remaining duration is short and they bear interest at a variable rate.

The following table provides the fair value details of other financial instruments measured at amortized cost in the statements of financial position.

			December 31, 2024		December 31, 2023

	Classification	Fair value methodology	Carrying value	Fair value	Carrying value	Fair value

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	31,247	30,885	29,049	28,225

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position.

		Fair value

	Classification	Carrying value of asset (liability)	Quoted prices in active markets for identical assets (level 1)	Observable market data (level 2) (1)	Non-observable market inputs (level 3)	(2)

December 31, 2024

Publicly-traded and privately-held investments (3)	Other non-current assets	877	35	–	842

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(368)	–	(368)	–

Other	Other non-current assets	225	–	225	–

December 31, 2023

Publicly-traded and privately-held investments (3)	Other non-current assets	587	10	–	577

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(488)	–	(488)	–

Other	Other non-current assets and liabilities	147	–	216	(69)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and revenue and earnings multiples. For certain privately-held investments, changes in our valuation assumptions may result in a significant change in the fair value of our level 3 financial instruments.

(3)

Unrealized gains and losses are recorded in OCI in the statements of comprehensive income and are reclassified from Accumulated OCI to the Deficit in the statements of financial position when realized.

72   BCE INC. 2024 ANNUAL FINANCIAL REPORT

6 MD&A Financial and capital management

6.6  Credit ratings

Credit ratings generally address the ability of a company to repay principal and pay interest on debt or dividends on issued and outstanding preferred shares.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, the money market, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available partly depend on our assigned credit ratings at the time capital is raised. Investment grade credit ratings usually mean that when we borrow money, we can obtain lower interest rates than companies that have ratings lower than investment grade. A ratings downgrade could result in adverse consequences for our funding cost and capacity, and our ability to access the capital markets, the money market and/or bank credit market.

The following table provides BCE’s and Bell Canada’s credit ratings as at March 6, 2025 from DBRS, Moody’s and S&P.

Key credit ratings

Bell Canada (1)

March 6, 2025	DBRS	Moody’s	S&P

Commercial paper	R-2 (high)	P-2	A-2 (Canadian scale)

A-2 (Global scale)

Senior (unsubordinated) long-term debt	BBB (high)	Baa2	BBB

Subordinated long-term debt	BBB (low)	Baa3	BBB-

Junior subordinated long-term debt	BBB (low)	Baa3	BB+

BCE (1)

	DBRS	Moody’s	S&P

Preferred shares	Pfd-3	–	P-3 (High) (Canadian scale) BB+ (Global scale)

(1)

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor. Each credit rating should be evaluated independently of any other credit rating.

On August 30, 2024, Moody’s downgraded Bell Canada’s issuer rating to Baa2 from Baa1, senior long-term debt rating to Baa2 from Baa1 and subordinated long-term debt rating to Baa3 from Baa2. Bell Canada’s commercial paper rating was affirmed at P-2. In addition, Moody’s downgraded BCE’s issuer rating to Baa3 from Baa2. The outlook associated with the Moody’s ratings was changed to stable from negative. The downgrades were principally as a result of ongoing debt leverage above Moody’s thresholds for the prior ratings. All of these new ratings remain investment grade according to Moody’s rating scale with Moody’s Baa3 rating representing its last investment grade rating rank.

On September 12, 2024, S&P downgraded the issuer-credit ratings on BCE and its subsidiaries to BBB from BBB+. At the same time, S&P lowered Bell Canada’s senior long-term debt rating to BBB from BBB+ and subordinated long-term debt rating to BBB- from BBB. Although Bell Canada’s commercial paper rating was affirmed at A-2 on a Global scale, it was downgraded to A-2 from A-1 (Low) on a Canadian national scale. S&P also lowered the ratings on BCE’s preferred shares to P3 (High) from P2 (Low), on a Canadian national scale, and to BB+ from BBB-, on a Global scale. The outlook associated with the S&P ratings was changed to stable from negative. The downgrades were principally as a result of ongoing debt leverage above S&P’s thresholds for the prior ratings. All of these new ratings on Bell Canada’s senior and subordinated debt remain investment grade according to S&P’s rating scale with S&P’s BBB- rating representing its last investment grade rating rank. Notwithstanding that preferred shares are not debt or credit instruments, the new P3 (High) and BB+ ratings on BCE’s preferred shares are considered below an investment grade rating on S&P’s rating scale.

On November 5, 2024, DBRS placed all its credit ratings on BCE Inc. and Bell Canada “Under Review with Negative Implications” following BCE’s announcement that Bell Canada had entered into an agreement to acquire Ziply Fiber.

On February 18, 2025, Bell Canada issued $2,250 million in U.S. dollars ($3,187 million in Canadian dollars) aggregate principal amount of Junior Subordinated Notes in two series: 1) $1,000 million in U.S. dollars ($1,416 million in Canadian dollars) of 6.875% Fixed-to-Fixed Rate Junior Subordinated Notes, Series A due 2055; and 2) $1,250 million in U.S. dollars ($1,771 million in Canadian dollars) of 7.000% Fixed-to-Fixed Rate Junior Subordinated Notes, Series B due 2055. The payment of principal, interest and other payment obligations under each series of Junior Subordinated Notes is fully, irrevocably and unconditionally guaranteed by BCE Inc. on a junior subordinated basis. The Junior Subordinated Notes are direct and unsecured junior subordinated debt obligations of Bell Canada and, accordingly, are subordinated in right of payment to all present and future indebtedness of Bell Canada (other than indebtedness which by its terms ranks equally with or subordinate to the Junior Subordinated Notes), including being subordinated to Bell Canada’s subordinated long-term debt referred to in the above table. DBRS, Moody’s and S&P have assigned ratings of BBB (low), Baa3 and BB+, respectively, to the Junior Subordinated Notes. DBRS’ and Moody’s ratings represent the lowest investment grade ratings according to their respective rating scales. However, S&P’s BB+ rating is considered the highest rating below an investment grade rating on S&P’s rating scale. Additionally, the DBRS rating on the Junior Subordinated Notes is also “Under Review with Negative Implications”.

As of March 6, 2025, BCE’s and Bell Canada’s credit ratings had stable outlooks from Moody’s and S&P.

6 MD&A Financial and capital management

6.7  Liquidity

This section contains forward-looking statements, including relating to our anticipated capital expenditures, our expected post-employment benefit plans funding, BCE’s common share dividend and common share dividend payout policy, and the sources of liquidity we expect to use to meet our 2025 cash requirements. Refer to the section Caution regarding forward-looking statements at the beginning of this MD&A.

Available liquidity

Total available liquidity at December 31, 2024 was $4.5 billion, comprised of $1,572 million in cash, $400 million in short-term investments, $700 million available under our securitized receivables program and $1.8 billion available under our $4.0 billion committed revolving and expansion credit facilities (given $2.2 billion of commercial paper outstanding).

In Q4 2024, we increased the committed revolving credit facility from $2.5 billion to $2.7 billion and extended the term to November 2029. We also increased the committed expansion facility from $1 billion to $1.3 billion and extended the term to November 2027.

On November 1, 2024, Bell Canada entered into the Commitment Letter for the $3,700 million in U.S. dollars ($5,324 million in Canadian dollars) Ziply Term Facility that can be drawn to finance the acquisition of Ziply Fiber. Subsequent to year end and pursuant to the terms and conditions of the Commitment Letter, Bell Canada made reductions of $965 million in U.S. dollars ($1,375 million in Canadian dollars) in the aggregate amount of the Commitment Letter, decreasing the commitment thereunder to $2,735 million in U.S. dollars ($3,949 million in Canadian dollars).

We expect that our cash, cash equivalents, short-term investments, amounts available under our securitized receivables program, cash flows from operations and possible capital markets financings will permit us to meet our cash requirements in 2025 for capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations and other cash requirements.

Should our 2025 cash requirements exceed our cash, cash equivalents, short-term investments, cash generated from our operations, and funds raised under capital markets financings and our securitized receivables program, we would expect to cover such a shortfall by drawing under committed credit facilities that are currently in place or through new facilities to the extent available.

In 2025, our cash flows from operations, cash, cash equivalents, short-term investments, capital markets financings, securitized receivables program and credit facilities should give us flexibility in carrying out our plans for business growth, including business acquisitions, as well as for the payment of contingencies.

We continuously monitor our operations, capital markets and the Canadian economy with the objective of maintaining adequate liquidity.

Securitization program

In 2023, we amended our securitization program to add sustainability-linked pricing. The amendment introduces a financing cost that varies based on our performance of certain sustainability performance targets.

The securitization program is recorded as a floating rate revolving loan secured by certain receivables. We continue to service trade receivables and wireless device financing plan receivables under the securitization program, which matures in June 2027 unless previously terminated. The lenders’ interest in the collection of these receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of overcollateralization and subordination of our retained interests.

The lenders have no further claim on our other assets if customers do not pay the amounts owed.

As of December 31, 2024, the balance of loans secured by receivables was $1.1 billion in U.S. dollars ($1.6 billion in Canadian dollars) and the total receivable balance collateralized under the program was $3.4 billion. The foreign currency risk on these loans is managed using foreign currency forward contracts. See section 6.5, Financial risk management in this MD&A for additional details.

74   BCE INC. 2024 ANNUAL FINANCIAL REPORT

6 MD&A Financial and capital management

Credit facilities

The table below is a summary of our total bank credit facilities at December 31, 2024.

December 31, 2024	Total available	Drawn	Letters of credit	Commercial paper outstanding	Net available

Committed credit facilities

Unsecured revolving and expansion credit facilities (1) (2)	4,000	–	–	2,190	1,810

Unsecured term loan facility	5,324	–	–	–	5,324

Unsecured non-revolving credit facilities	641	52	–	–	589

Other	106	–	71	–	35

Total committed credit facilities	10,071	52	71	2,190	7,758

Non-committed credit facilities

Bell Canada	1,810	–	512	–	1,298

Bell Mobility	863	863	–	–	–

Total non-committed credit facilities	2,673	863	512	–	1,298

Total committed and non-committed credit facilities	12,744	915	583	2,190	9,056

(1)	Bell Canada’s $2.7 billion committed revolving credit facility expires in November 2029 and its $1.3 billion committed expansion credit facility expires in November 2027.

(2)

As of December 31, 2024, Bell Canada’s outstanding commercial paper included $1,522 million in U.S. dollars ($2,190 million in Canadian dollars). All of Bell Canada’s commercial paper outstanding is included in Debt due within one year.

Bell Canada may issue notes under its Canadian and U.S. commercial paper programs up to the maximum aggregate principal amount of $3.0 billion in either Canadian or U.S. currency provided that at no time shall such maximum amount of notes exceed $3.5 billion in Canadian currency.

Effective November 22, 2024, the maximum amount of Bell Canada’s committed unsecured revolving and expansion credit facilities was increased in the aggregate by $500 million as compared to December 31, 2023. The total amount of the net available committed revolving and expansion credit facilities may be drawn at any time.

On November 1, 2024, Bell Canada entered into the Commitment Letter for the $3,700 million in U.S. dollars ($5,324 million in Canadian dollars) Ziply Term Facility that can be drawn to finance the acquisition of Ziply Fiber. Subsequent to year end and pursuant to the terms and conditions of the Commitment Letter, Bell Canada made reductions of $965 million in U.S. dollars ($1,375 million in Canadian dollars) in the aggregate amount of the Commitment Letter, decreasing the commitment thereunder to $2,735 million in U.S. dollars ($3,949 million in Canadian dollars).

In 2023, Bell Mobility entered into a $600 million U.S. dollar uncommitted trade loan agreement to finance certain purchase obligations. Loan requests were made until April 30, 2024, with each loan having a term of up to 24 months. The loan agreement has been hedged for foreign currency fluctuations.

Some of our credit agreements require us to meet specific financial ratios and to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada. In addition, some of our debt agreements require us to make an offer to repurchase certain series of debt securities upon the occurrence of a change of control event as defined in the relevant debt agreements. We are in compliance with all conditions and restrictions under such agreements.

Supplier finance arrangements

Supplier finance arrangements are agreements whereby a finance provider pays amounts to a participating supplier in respect of invoices owed by BCE and receives the settlement from BCE at a later date. These arrangements have an average term of 5 years, whereas comparable trade payables would have payment terms between 30 and 60 days.

Cash requirements

Capital expenditures

In 2025, our planned capital spending will be focused on our strategic imperatives, reflecting an appropriate level of investment in our networks and services. As a direct result of the CRTC’s rejection on February 3, 2025 of a Governor-in-Council request to reconsider its November 2023 decision that provided large carriers temporary wholesale tariffed access to Bell’s FTTP network, we expect to reduce our capital expenditures by more than we anticipated would be the case for 2025. Consequently, our near-term fibre build target of 8.3 million locations by the end of 2025 will not be reached.

Post-employment benefit plans funding

Our post-employment benefit plans include DB pension and DC pension plans, as well as other post-employment benefits (OPEBs) plans. The funding requirements of our post-employment benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Actuarial valuations were last performed for our significant post-employment benefit plans as at December 31, 2023.

We expect to contribute approximately $30 million to our DB pension plans in 2025, subject to actuarial valuations being completed. We expect to contribute approximately $10 million to the DC pension plans and to pay approximately $60 million to beneficiaries under OPEB plans in 2025.

6 MD&A Financial and capital management

Common share dividend

On February 6, 2025, BCE’s Board declared a quarterly dividend of $0.9975 per common share, payable on April 15, 2025 to shareholders of record at the close of business on March 14, 2025. BCE’s common share dividend and common share dividend payout policy will continue to be reviewed by BCE’s Board. In its review, BCE’s Board will consider the competitive, macroeconomic and regulatory environments as well as progress being made on BCE’s strategic and operational roadmap.

Contractual obligations

The following table is a summary of our contractual obligations at December 31, 2024 that are due in each of the next five years and thereafter.

At December 31, 2024	2025	2026	2027	2028	2029	Thereafter	Total

Recognized financial liabilities

Total debt, excluding lease liabilities	2,769	1,988	1,771	2,139	1,490	22,114	32,271

Lease liabilities (1)	1,258	991	493	392	332	2,047	5,513

Notes payable	2,203	–	–	–	–	–	2,203

Loan secured by receivables	1,600	–	–	–	–	–	1,600

Interest payable on long-term debt, notes payable and loan secured by receivables	1,491	1,255	1,213	1,155	1,055	12,037	18,206

Net receipts on cross currency interest rate swaps and interest rate swaps	(64)	(61)	(40)	(40)	(39)	(1,322)	(1,566)

Commitments

Commitments for property, plant and equipment and intangible assets	1,747	1,133	589	304	307	1,109	5,189

Purchase obligations	711	617	381	257	240	612	2,818

Planned acquisition of Ziply Fiber	7,000	–	–	–	–	–	7,000

Leases committed not yet commenced	6	1	–	–	–	–	7

Total	18,721	5,924	4,407	4,207	3,385	36,597	73,241

(1)	Includes imputed interest of $922 million.

We are also exposed to liquidity risk for financial liabilities due within one year as shown in the statements of financial position.

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

On November 4, 2024, BCE announced that Bell Canada had entered into an agreement to acquire Ziply Fiber, the leading fibre Internet provider in the Pacific Northwest of the U.S., for approximately $3.65 billion in U.S. dollars (approximately $5 billion in Canadian dollars) in cash and the assumption of outstanding net debt of approximately $1.45 billion in U.S. dollars (approximately $2 billion in Canadian dollars) to be rolled over at transaction close, representing a transaction value of approximately $5.1 billion in U.S. dollars (approximately $7 billion in Canadian dollars). The transaction is subject to certain customary closing conditions and the receipt of certain regulatory approvals, including the Federal Communications Commission, and approvals by state Public

Utilities Commissions and, as such, there can be no assurance that the transaction will ultimately be consummated. The proposed acquisition is expected to close in the second half of 2025.

Our commitments for leases not yet commenced include real estate, OOH advertising spaces and fibre use. These leases are non-cancellable.

Indemnifications and guarantees

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and leases. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or termination date.

We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications and guarantees. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under indemnifications or guarantees in the past.

6.8 Litigation

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. In particular, because of the nature of our consumer-facing business, we are exposed to class actions pursuant to which substantial monetary damages may be claimed. Due to the inherent risks and uncertainties of the litigation process, we cannot predict the final outcome or timing of claims and legal proceedings. Subject to the foregoing, and based on information currently available and management’s assessment of the merits of the claims and legal proceedings pending at March 6, 2025, management believes that the ultimate resolution of these claims and legal proceedings is unlikely to have a material and negative effect on our financial statements or operations. We believe that we have strong defences and we intend to vigorously defend our positions.

For a description of important legal proceedings pending at March 6, 2025, please see the section entitled Legal proceedings contained in the BCE 2024 AIF.

76   BCE INC. 2024 ANNUAL FINANCIAL REPORT

7 MD&A Selected annual and quarterly information

7	Selected annual and
quarterly information

7.1 Annual financial information

The following table shows selected consolidated financial data of BCE for 2024, 2023 and 2022 based on the annual consolidated financial statements, which are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (IASB). We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

	2024	2023	2022

Consolidated income statements

Operating revenues

Service	21,073	21,154	20,956

Product	3,336	3,519	3,218

Total operating revenues	24,409	24,673	24,174

Operating costs	(13,820)	(14,256)	(13,975)

Adjusted EBITDA	10,589	10,417	10,199

Severance, acquisition and other costs	(454)	(200)	(94)

Depreciation	(3,758)	(3,745)	(3,660)

Amortization	(1,283)	(1,173)	(1,063)

Finance costs

Interest expense	(1,713)	(1,475)	(1,146)

Net return on post-employment benefit obligations	66	108	51

Impairment of assets	(2,190)	(143)	(279)

Other expense	(305)	(466)	(115)

Income taxes	(577)	(996)	(967)

Net earnings	375	2,327	2,926

Net earnings attributable to:

Common shareholders	163	2,076	2,716

Preferred shareholders	181	187	152

Non-controlling interest	31	64	58

Net earnings	375	2,327	2,926

Net earnings per common share – basic and diluted	0.18	2.28	2.98

Ratios

Adjusted EBITDA margin (%)	43.4%	42.2%	42.2%

7 MD&A Selected annual and quarterly information

	2024	2023	2022

Consolidated statements of financial position

Property, plant and equipment	30,001	30,352	29,256

Total assets	73,485	71,940	69,329

Debt due within one year (including notes payable and loans secured by receivables)	7,669	5,042	4,137

Long-term debt	32,835	31,135	27,783

Total non-current liabilities	41,279	39,276	35,345

Equity attributable to BCE shareholders	17,071	20,229	22,178

Total equity	17,360	20,557	22,515

Consolidated statements of cash flows

Cash flows from operating activities	6,988	7,946	8,365

Cash flows used in investing activities	(4,438)	(5,781)	(5,517)

Capital expenditures	(3,897)	(4,581)	(5,133)

Decrease (increase) in short-term investments	600	(1,000)	–

Business acquisitions	(624)	(222)	(429)

Business dispositions	–	209	52

Spectrum licences	(531)	(183)	(3)

Cash flows used in financing activities	(1,750)	(1,542)	(2,988)

Issue of common shares	–	18	171

Increase (decrease) in notes payable	1,945	(646)	111

Increase in securitized receivables	–	–	700

Issue of long-term debt	3,834	5,195	1,951

Repayment of long-term debt	(3,303)	(1,858)	(2,023)

Repurchase of a financial liability	–	(149)	–

Cash dividends paid on common shares	(3,613)	(3,486)	(3,312)

Cash dividends paid on preferred shares	(187)	(182)	(136)

Cash dividends paid by subsidiaries to non-controlling interest	(68)	(47)	(39)

Free cash flow	2,888	3,144	3,067

Share information

Weighted average number of common shares (millions)	912.3	912.2	911.5

Common shares outstanding at end of year (millions)	912.3	912.3	912.0

Market capitalization (1)	30,398	47,595	54,255

Dividends declared per common share (dollars)	3.99	3.87	3.68

Dividends declared on common shares	(3,646)	(3,530)	(3,356)

Dividends declared on preferred shares	(181)	(187)	(152)

Closing market price per common share (dollars)	33.32	52.17	59.49

Ratios

Capital intensity (%)	16.0%	18.6%	21.2%

Price to earnings ratio (times) (2)	185.11	22.88	19.96

Other data
Number of employees (thousands)	40	45	45

(1)	BCE’s common share price at the end of the year multiplied by the number of common shares outstanding at the end of the year.

(2)	Price to earnings ratio is defined as BCE’s common share price at the end of the year divided by EPS.

78   BCE INC. 2024 ANNUAL FINANCIAL REPORT

7 MD&A Selected annual and quarterly information

7.2 Quarterly financial information

The following table shows selected BCE consolidated financial data by quarter for 2024 and 2023. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

	2024				2023

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenues

Service	5,287	5,286	5,308	5,192	5,348	5,281	5,303	5,222

Product	1,135	685	697	819	1,125	799	763	832

Total operating revenues	6,422	5,971	6,005	6,011	6,473	6,080	6,066	6,054

Adjusted EBITDA	2,605	2,722	2,697	2,565	2,567	2,667	2,645	2,538

Severance, acquisition and other costs	(154)	(49)	(22)	(229)	(41)	(10)	(100)	(49)

Depreciation	(933)	(934)	(945)	(946)	(954)	(937)	(936)	(918)

Amortization	(317)	(325)	(325)	(316)	(299)	(295)	(296)	(283)

Finance costs

Interest expense	(431)	(440)	(426)	(416)	(399)	(373)	(359)	(344)

Net return on post-employment benefit plans	17	16	17	16	27	27	27	27

Impairment of assets	(4)	(2,113)	(60)	(13)	(109)	–	–	(34)

Other (expense) income	(103)	(63)	(101)	(38)	(147)	(129)	(311)	121

Income taxes	(175)	(5)	(231)	(166)	(210)	(243)	(273)	(270)

Net earnings (loss)	505	(1,191)	604	457	435	707	397	788

Net earnings (loss) attributable to common shareholders	461	(1,237)	537	402	382	640	329	725

Net earnings (loss) per common share – Basic and diluted	0.51	(1.36)	0.59	0.44	0.42	0.70	0.37	0.79

Weighted average number of common shares outstanding – basic (millions)	912.3	912.3	912.3	912.3	912.3	912.3	912.2	912.1

Other information

Cash flows from operating activities	1,877	1,842	2,137	1,132	2,373	1,961	2,365	1,247

Free cash flow	874	832	1,097	85	1,289	754	1,016	85

Capital expenditures	(963)	(954)	(978)	(1,002)	(1,029)	(1,159)	(1,307)	(1,086)

Fourth quarter highlights

Operating revenues	Q4 2024	Q4 2023	$ change	% change

Bell CTS	5,681	5,744	(63)	(1.1%	)

Bell Media	832	822	10	1.2%

Inter-segment eliminations	(91)	(93)	2	2.2%

Total BCE operating revenues	6,422	6,473	(51)	(0.8%	)

Adjusted EBITDA	Q4 2024	Q4 2023	$ change	% change

Bell CTS	2,436	2,419	17	0.7%

Bell Media	169	148	21	14.2%

Total BCE adjusted EBITDA	2,605	2,567	38	1.5%

7 MD&A Selected annual and quarterly information

Total operating revenues at BCE decreased by 0.8% in the quarter, compared to Q4 2023, driven by lower service revenues of 1.1%, partly offset by higher product revenues of 0.9%. Bell CTS operating revenues decreased by 1.1% year over year, attributable to reduced service revenues of 1.6%, resulting from ongoing voice revenue erosion and lower wireless revenues, mitigated in part by higher data revenues. This decline in revenues was moderated by higher Bell CTS product revenues of 0.9% year over year. Bell Media operating revenues increased by 1.2% year over year, from higher subscriber and advertising revenues.

BCE net earnings increased by 16.1% in Q4 2024, compared to Q4 2023, mainly due to lower impairment of assets, lower other expense, higher adjusted EBITDA and lower income taxes, partly offset by higher severance, acquisition and other costs and higher interest expense.

BCE’s adjusted EBITDA grew by 1.5% in Q4 2024, compared to Q4 2023, driven by greater contributions from our Bell Media and Bell CTS segments of 14.2% and 0.7%, respectively. The year-over-year increase in adjusted EBITDA was due to lower operating costs of 2.3%, reflecting cost reduction initiatives, mainly attributable to workforce reductions, cost containment and other operating efficiencies, partly offset by reduced operating revenues. This drove a corresponding adjusted EBITDA margin of 40.6% in Q4 2024, up 0.9 pts over the same period last year, reflecting reduced operating expenses, moderated by lower service revenue flow-through.

Bell CTS operating revenues decreased by 1.1% in Q4 2024, compared to the same period in 2023, due to lower service revenues of 1.6%, moderated by higher product revenues of 0.9%. The decline in service revenues reflected greater acquisition, retention and bundle discounts on wireline residential services, ongoing erosion in voice, and satellite TV services, along with lower IP broadband revenues, as well as continued wireless competitive pricing pressures coupled with lower wireless data overages and outbound roaming revenues. This was partly offset by growth in our mobile phone, connected device, Internet and IPTV subscriber bases along with the flow-through of wireless and residential wireline rate increases, the contribution from small acquisitions made during the past year, and growth in business solutions services revenues. The year-over-year increase in product revenues was driven by higher wireline product revenues, mainly from greater land mobile radio systems sales to the government sector, partly offset by lower wireless product revenues, mainly from reduced consumer electronics sales due to permanent store closures of The Source and conversion to Best Buy Express as part of our distribution partnership with Best Buy Canada, moderated by higher wireless device revenues resulting from a greater sales mix of premium mobile phones.

Bell CTS adjusted EBITDA increased by 0.7% in Q4 2024, compared to Q4 2023, from lower operating costs, partly offset by lower operating revenues. The decline in operating costs of 2.4% was driven by cost reduction initiatives, resulting from workforce reductions, permanent closures of The Source stores as part of our distribution partnership with Best Buy Canada, as well as automation-enabled operating efficiencies, partly offset by greater costs related to small acquisitions made during the past year. Adjusted EBITDA margin of 42.9% in Q4 2024, increased by 0.8 points over Q4 2023, due to reduced operating expenses, moderated by lower service revenue flow-through.

Bell Media operating revenues increased by 1.2% in Q4 2024, compared to the same period last year, driven by higher subscriber and advertising revenues, including growth in digital revenues of 6.3%. Subscriber revenues increased by 2.0% year over year, due to higher streaming revenues mainly from Crave and sports, partly offset by a retroactive adjustment in Q4 2023 related to a contract with a Canadian TV distributor and lower year-over-year BDU subscribers. Advertising revenues increased by 0.4% year over year, due to higher OOH revenues from the acquisition of OUTEDGE in June 2024, and stronger sports specialty TV performance, partly offset by continued lower demand for traditional broadcast TV advertising.

Bell Media adjusted EBITDA grew by 14.2% in Q4 2024, compared to the same period last year, driven by higher operating revenues and lower operating costs. The decrease in operating costs of 1.6% reflected the favourable impact of restructuring initiatives undertaken over the past year as a result of the unfavourable economic and broadcasting regulatory environments and lower content costs, partly offset by greater costs related to the acquisition of OUTEDGE.

BCE capital expenditures of $963 million in Q4 2024, decreased by $66 million or 6.4% year over year, corresponding to a capital intensity ratio of 15.0%, down 0.9 pts over the same period last year, mainly driven by lower spending in Bell CTS of $68 million, in line with a planned reduction in capital spending, primarily driven by slower FTTP footprint expansion, regulatory decisions that discourage network investment, and the realization of efficiencies from prior investments in digital transformation initiatives.

BCE severance, acquisition and other costs of $154 million in Q4 2024 increased by $113 million, compared to Q4 2023, mainly due to higher severance costs related to involuntary and voluntary employee terminations, partly offset by lower acquisition and other costs.

BCE depreciation of $933 million in Q4 2024 decreased by $21 million, year over year, mainly due to a lower asset base.

BCE amortization of $317 million in Q4 2024 increased by $18 million, year over year, mainly due to a higher asset base.

BCE interest expense of $431 million in Q4 2024 increased by $32 million, compared to Q4 2023, mainly due to higher average debt balances, partly offset by lower interest rates.

BCE impairment of assets of $4 million in Q4 2024 decreased by $105 million, compared to Q4 2023, mainly due to impairment charges for French TV channels within our Bell Media segment in 2023.

BCE other expense of $103 million in Q4 2024 decreased by $44 million, year over year, mainly due to lower losses on our equity investments in associates and joint ventures which included a loss on BCE’s share of an obligation to repurchase at fair value the minority interest in MLSE in 2023 and higher interest income, partly offset by higher net mark-to-market losses on derivatives used to economically hedge equity settled share-based compensation plans.

BCE income taxes of $175 million in Q4 2024 decreased by $35 million, compared to Q4 2023, mainly due to lower taxable income.

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7 MD&A Selected annual and quarterly information

BCE net earnings attributable to common shareholders of $461 million in Q4 2024, or $0.51 per share, were higher than the $382 million, or $0.42 per share, reported in Q4 2023. The year-over-year increase was mainly due to lower impairment of assets, lower other expense, higher adjusted EBITDA and lower income taxes, partly offset by higher severance, acquisition and other costs and higher interest expense. Adjusted net earnings increased to $719 million in Q4 2024, compared to $691 million in Q4 2023, and adjusted EPS increased to $0.79 from $0.76 in Q4 2023.

BCE cash flows from operating activities was $1,877 million in Q4 2024 compared to $2,373 million in Q4 2023. The decrease was mainly attributed to lower cash from working capital, higher interest paid and higher income taxes paid, partly offset by higher EBITDA.

BCE free cash flow generated in Q4 2024 was $874 million, compared to $1,289 million in Q4 2023. The decrease was mainly attributable to lower cash flows from operating activities, excluding cash from acquisition and other costs paid, partly offset by lower capital expenditures.

Seasonality considerations

Some of our revenues and expenses vary slightly by season, which may impact quarter-to-quarter financial results.

Wireless service and product revenues are influenced by the timing of new mobile device launches and seasonal promotional periods, such as back-to-school, Black Friday and the Christmas holiday period, as well as the level of overall competitive intensity. Because of these seasonal effects, subscriber additions and retention costs due to device upgrades related to contract renewals are typically higher in the third and fourth quarters. For ARPU, historically we have experienced seasonal sequential increases in the second and third quarters, due to higher levels of usage and roaming in the spring and summer months, followed by historical seasonal sequential declines in the fourth and first quarters. However, this seasonal effect on ARPU has moderated, as unlimited and larger capacity data options and North America wide plans have become more prevalent, resulting in less variability in chargeable data usage.

Wireline service and product revenues tend to be higher in the fourth quarter because of historically higher data and equipment product sales to business customers. However, this may vary from year to year depending on the strength of the economy and the presence of targeted sales initiatives, which can influence customer spending. Home Phone, TV and Internet subscriber activity is subject to modest seasonal fluctuations, attributable largely to residential moves during the summer months and the back-to-school period in the third quarter. Targeted marketing efforts conducted during various times of the year to coincide with special events or broad-based marketing campaigns also may have an impact on overall wireline service and product revenues.

Bell Media revenue and related expenses from TV and radio broadcasting are largely derived from the sale of advertising, the demand for which is affected by prevailing economic conditions as well as cyclical and seasonal variations. Seasonal variations in video are driven by the strength of TV ratings, particularly during the fall programming season, major sports league seasons and other special sporting events such as the Olympic Games, National Hockey League (NHL) and NBA playoffs and FIFA World Cup soccer, as well as fluctuations in consumer retail activity during the year.

8 MD&A Regulatory environment

8 Regulatory environment

8.1 Introduction

This section describes certain legislation that governs our business and provides highlights of recent regulatory initiatives and proceedings, government consultations and government positions that affect us, influence our business and may continue to affect our ability to compete in the marketplace. Bell Canada and several of its direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu Limited Partnership (ExpressVu), Bell Media, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec), Group Maskatel Québec LP (Maskatel) and Northwestel, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by regulations, policies and decisions made by various regulatory agencies, including the CRTC, a quasi-judicial agency of the Government of Canada responsible for regulating Canada’s telecommunications and broadcasting industries, and other federal government departments, in particular ISED and the Competition Bureau.

In particular, the CRTC regulates the prices we can charge for retail telecommunications services when it determines there is not enough competition to protect the interests of consumers. The CRTC has determined that competition is sufficient to grant forbearance from retail price regulation under the Telecommunications Act for the vast majority of our retail wireline and wireless telecommunications services. The CRTC can also mandate the provision of access by competitors to our wireline and wireless networks and the rates we can charge them. Notably, it currently mandates wholesale high-speed access for wireline broadband as well as domestic wireless roaming services and a wholesale facilities-based MVNO access service. Lower mandated wholesale rates or the imposition of unfavourable terms for mandated services would undermine our incentives to invest in network improvements and extensions, limit our flexibility, influence the market structure, improve the business position of our competitors, limit network-based differentiation of our services and negatively impact the financial performance of our businesses. Our TV distribution and our TV and radio broadcasting businesses are subject to the Broadcasting Act and are, for the most part, not subject to retail price regulation.

Although most of our retail services are not price-regulated, government agencies and departments such as the CRTC, ISED, Canadian Heritage and the Competition Bureau continue to play a significant role in regulatory matters such as establishing and modifying regulations for mandatory access to networks, spectrum auctions, the imposition of consumer-related codes of conduct, approval of acquisitions, broadcast and spectrum licensing, foreign ownership requirements, privacy and cybersecurity obligations, and control of copyright piracy. Adverse decisions by governments or regulatory agencies, increasing regulation or a lack of effective anti-piracy remedies could have negative financial, operational, reputational or competitive consequences for our business.

8.2 Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of its policy objectives. It applies to several of the BCE group of companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Télébec, Maskatel and Northwestel.

Under the Telecommunications Act, all facilities-based telecommunications service providers in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all telecommunications services, unless the services are exempt or forborne from regulation. Most retail services offered by the BCE group of companies are forborne from retail regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. In addition, a few large TCCs, including those in the BCE group, must also meet certain Canadian ownership requirements. BCE monitors and periodically reports on the level of non-Canadian ownership of its common shares.

Review of mobile wireless services

On April 15, 2021, the CRTC released a decision, requiring Bell Mobility, Rogers Communications Canada Inc., Telus Communications Inc. and SaskTel to provide MVNO access to their networks to regional wireless carriers to allow them to operate as MVNOs in ISED Tier 4 spectrum licence areas where they own spectrum. While the terms and conditions for MVNO access would be established in tariffs to be approved by the CRTC, the rate for MVNO access would not be subject to the CRTC tariff regime but instead be commercially negotiated between the parties with final offer arbitration (FOA) by the CRTC as a recourse if negotiations fail. The CRTC indicated that the mandated access service is intended to be a temporary measure and will, in the absence of certain implementation delays, be phased out seven years from the date tariffed terms and conditions are finalized. In the decision, the CRTC has also required Bell Mobility, Rogers Communications Canada Inc. and Telus Communications Inc. to provide seamless handoffs as part of the CRTC’s existing mandated domestic roaming service and has confirmed that its mandatory roaming obligations apply to 5G. On July 14, 2021, Bell Mobility, Rogers Communications Canada Inc., Telus Communications Inc. and SaskTel filed proposed tariff terms and conditions for the mandated MVNO access service and Bell Mobility, Rogers Communications Canada Inc. and Telus Communications Inc. filed proposed amendments to their mandated roaming tariffs to reflect the CRTC’s determinations. On April 6, 2022, the CRTC issued a decision on the mandated roaming tariffs in which it directed Bell Mobility, Rogers Communications Canada Inc. and Telus Communications Inc. to make specified changes to their tariffs by April 21, 2022, for CRTC approval.

On October 19, 2022, the CRTC issued a decision in which it made certain determinations regarding the terms and conditions of the proposed MVNO tariffs previously filed by Bell Mobility, Rogers Communications Canada Inc.,Telus Communications Inc. and SaskTel, and directed them to file revised tariffs reflecting these determinations within 30 days. In the decision, the CRTC directed Bell Mobility, Rogers Communications Canada Inc., Telus Communications Inc. and SaskTel to offer MVNO access service to regional carriers with a home radio access network

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8 MD&A Regulatory environment

(RAN) and core network actively offering mobile wireless services commercially to retail customers in Canada, and confirmed that similar terms and conditions related to seamless handoffs and 5G in the domestic roaming tariffs should apply to the mandated MVNO tariffs. The CRTC required Bell Mobility, Rogers Communications Canada Inc., Telus Communications Inc. and SaskTel to begin accepting requests for MVNO access from regional wireless carriers from the date of the decision. Bell Mobility is required to provide access to the mandated MVNO service in all provinces (excluding Saskatchewan) and in the three territories. It is unclear at this time what impact, if any, the measures set out in this decision could have on our business and financial results, and our ability to make investments at the same levels as we have in the past. In Q3 2023, we began providing MVNO access service on Bell Mobility’s network in certain regions and expect that use of the service on our network by our wholesale customers will continue to expand in the future.

On July 13, 2023, the CRTC accepted a request from Québecor Media Inc. to initiate FOA in respect of rates for MVNO access service from Bell Mobility. On October 10, 2023, the CRTC issued a decision selecting the rate proposed by Bell Mobility. On December 15, 2023, Québecor Media Inc. filed a Part 1 application seeking the CRTC’s intervention in determining the start date for the MVNO access service from Bell Mobility, alleging Bell Mobility had improperly denied Québecor Media Inc. access subsequent to the release of the CRTC’s FOA decision. On August 29, 2024, the CRTC denied Québecor Media Inc.’s application and set September 12, 2024 as the start date for Bell Mobility’s MVNO access service, directing the parties to enter into an MVNO access agreement by such date. Consistent with the CRTC’s decision, the parties entered into an MVNO access agreement as of September 12, 2024 under which Québecor Media Inc. is now receiving MVNO access from Bell Mobility.

On November 27, 2024, Québecor Media Inc. filed another Part 1 application asking the CRTC to review and vary its previous decision. Québecor Media Inc. requested that the CRTC order Bell Mobility to reimburse them for the difference between the roaming fees charged to Québecor Media Inc. from October 11, 2023 to September 12, 2024, and the amount Québecor Media Inc. would have been charged had the MVNO access rate been applied from October 11, 2023. On January 20, 2025, Bell Mobility submitted its response, asking the CRTC to deny Québecor Media Inc.’s application because it did not meet the CRTC’s established test for a review of the decision.

The CRTC previously accepted a joint request for FOA from Rogers Communications Canada Inc. and Québecor Media Inc. On July 24, 2023, the CRTC issued a decision selecting the rate proposed by Québecor Media Inc. In the decision, the CRTC made a number of findings or determinations that indicate a continued trend toward downplaying the importance of incentives for investment in telecommunications networks in Canada. While the CRTC’s determination in Bell Mobility’s FOA with Québecor Media Inc. appears to have moderated this approach by highlighting the importance of providing a return on investment to facilities-based carriers, adverse regulatory decisions such as the Rogers Communications Canada Inc. and Québecor Media Inc. FOA decision are expected to impact the specific nature, magnitude, location and timing of our future wireless and wireline investment decisions. On August 23, 2023, Rogers Communications Canada Inc. sought leave to appeal the CRTC’s FOA decision with the Federal Court of Appeal. On August 16, 2024, the Federal Court of Appeal granted Rogers Communications Canada Inc.’s application.

CRTC examination of retail rates

for international roaming

On October 7, 2024, the CRTC issued a letter to each of Bell Mobility, Rogers Communications Canada Inc. and Telus Communications Inc. indicating that following a review it had conducted of fees that Canadians pay when they travel internationally, it had certain concerns with respect to the choice available to Canadians when roaming and roaming rates. The CRTC indicated that it expected Bell Mobility, Rogers Communications Canada Inc. and Telus Communications Inc. to report back to the CRTC by November 4, 2024 on the steps they are taking to respond to these concerns and that if it determines that sufficient action is not taken, it will launch a formal proceeding. Each of the three carriers filed their responses on November 4, 2024 setting out their plans to the CRTC. While the timing and outcome of any further CRTC process regarding our international roaming rates is currently unknown and it is unclear what impact, if any, such a process could have, any action by the CRTC to regulate the rates or attributes of the international roaming offerings of wireless carriers is likely to have a negative impact on our business and financial results.

Review of wholesale FTTN high-speed access

service rates

As part of its ongoing review of wholesale Internet rates, on October 6, 2016, the CRTC significantly reduced, on an interim basis, some of the wholesale rates that Bell Canada and other major providers charge for access by third-party Internet resellers to FTTN or cable networks, as applicable. On August 15, 2019, the CRTC further reduced the wholesale rates that Internet resellers pay to access network infrastructure built by facilities-based providers like Bell Canada, with retroactive effect to March 2016.

The August 2019 decision was stayed, first by the Federal Court of Appeal and then by the CRTC, with the result that it never came into effect. In response to review and vary applications filed by each of Bell Canada, five major cable carriers (Cogeco Communications Inc., Eastlink, Rogers Communications Canada Inc., Shaw and Vidéotron Ltd.) and Telus Communications Inc., the CRTC issued Decision 2021-181 on May 27, 2021, which mostly reinstated the rates prevailing prior to August 2019 with some reductions to the Bell Canada rates with retroactive effect to March 2016. As a result, in the second quarter of 2021, we recorded a reduction in revenue of $44 million in our consolidated income statements.

While there remains a requirement to refund monies to third-party Internet resellers, the establishment of final wholesale rates that are similar to those prevailing since 2019 reduces the impact of the CRTC’s long-running review of wholesale Internet rates. In a Federal Court of Appeal order dated September 15, 2021, the largest reseller, TekSavvy Solutions Inc., obtained leave to appeal the CRTC’s decision of May 27, 2021 before the Federal Court of Appeal. On July 22, 2024, the Federal Court of Appeal issued a decision rejecting TekSavvy Solutions Inc.’s appeal of Decision 2021-181 pursuant to which the CRTC had, in May 2021, mostly reinstated wholesale Internet rates prevailing prior to August 2019. On September 30, 2024, TekSavvy Solutions Inc. sought leave to appeal that decision to the Supreme Court of Canada.

The decision was also challenged in three petitions brought by TekSavvy Solutions Inc., Canadian Network Operators Consortium Inc. and National Capital Freenet before Cabinet but, on May 26, 2022, Cabinet announced it would not alter the decision.

8 MD&A Regulatory environment

Review of the wholesale high-speed access

service framework

On March 8, 2023, the CRTC launched a consultation, TNC 2023-56, to review the wholesale high-speed access framework.

On November 6, 2023, in Telecom Decision CRTC 2023-358 (the Interim Decision), the CRTC determined that aggregated access to Bell Canada’s FTTP facilities in Ontario and Québec should be mandated on a temporary and expedited basis, and the CRTC set interim access rates.

The imposition of an interim aggregated access to FTTP facilities obligation has undermined Bell Canada’s incentives to invest in next-generation wireline networks. In February 2024, Bell Canada announced its intention to reduce capital expenditures by over $1 billion over 2024 and 2025 combined, including a minimum of $500 million in 2024, as a result of federal government policies and the Interim Decision. Bell Canada is currently ahead of plan having achieved nearly 70% of that objective by the end of 2024.

On February 2, 2024, Bell Canada filed an appeal of the Interim Decision to the Governor-in-Council, and on November 6, 2024, the Governor-in-Council issued an order referring the Interim Decision back to the CRTC to reconsider, no later than 90 days after November 6, 2024, whether Bell Canada, Rogers Communications Canada Inc. and Telus Communications Inc. and their affiliates should be prohibited from using aggregated FTTP services in Ontario and Québec further to tariffs approved by the CRTC. In an application for judicial review to the Federal Court dated December 4, 2024, Telus Communications Inc. has sought an order quashing the order of the Governor-in-Council. In a February 3, 2025 decision, the CRTC determined that it would not vary the Interim Decision and would instead rule on the issue of whether Bell Canada, Rogers Communications Canada Inc. and Telus Communications Inc. and their affiliates should be prohibited from using tariffed wholesale high-speed access services by summer 2025. As a result of the CRTC’s February 3, 2025 decision, our near-term fibre build target of 8.3 million locations by the end of 2025 will not be reached.

On August 13, 2024, in Telecom Regulatory Policy CRTC 2024-180 (the Final Decision), the CRTC mandated that the interim obligation to provide wholesale aggregated access to Bell Canada’s FTTP facilities in Ontario and Québec, and to Telus Communications Inc.’s FTTP facilities in Québec, would be made final. Further, the Final Decision expanded the geographic scope of the Interim Decision such that Bell Canada is required to provide wholesale aggregated access to its FTTP facilities in Atlantic Canada and Manitoba by February 13, 2025. Telus Communications Inc. and SaskTel are also required to provide aggregated access to their respective FTTP facilities in Alberta, British Columbia, and Saskatchewan by the same date. This obligation does not apply to any new FTTP networks that Bell Canada, Telus Communications Inc., or SaskTel make available at retail during the five-year period between August 13, 2024 and August 12, 2029. However, this five-year period is not a continuously rolling period. Instead, all new FTTP locations, regardless of when they are made available at retail, will be subject to a wholesale aggregated access obligation as of August 12, 2029. Under the Final Decision, cable companies are exempt from wholesale FTTP obligations and, as such, are not required to provide wholesale access to their FTTP networks. Also, under the Final Decision, Bell Canada, SaskTel, Telus Communications Inc., Cogeco Communications Inc., Eastlink, Rogers Communications Canada Inc., Québecor Media Inc., and their respective affiliates are not eligible to buy mandated aggregated wholesale high-speed access, whether over copper, coaxial cable, or FTTP, within their traditional incumbent wireline footprints. As a result, Distributel and other Bell Canada brands were required to, and did, cease reselling wholesale high-speed access over coaxial cable to new customers after September 12, 2024.

At this point, Bell Canada is still assessing the impact of the Final Decision. On October 25, 2024, in Telecom Order CRTC 2024-261, the CRTC updated interim rates for Ontario and Québec and set interim rates for the other provinces. If final rates are established that are different from the interim rates, there is a risk they will be applied retroactively.

Several parties, including the Competitive Network Operators of Canada, Cogeco Communications Inc., Eastlink, Rogers Communications Canada Inc. and TekSavvy Solutions Inc. have filed Part 1 applications asking the CRTC to review and vary several aspects of the Final Decision. The CRTC has consolidated these Part 1 applications, and the record of the consolidated proceeding closed on February 13, 2025.

In a motion dated September 12, 2024, SaskTel has sought leave to appeal the Final Decision to the Federal Court of Appeal. The Competitive Network Operators of Canada, Cogeco Communications Inc., Eastlink and SaskTel have also filed a joint appeal of the Final Decision to the Governor-in-Council. The Governor-in-Council must decide on this appeal on or before August, 13, 2025.

The maintenance, on a permanent basis, of an aggregated access to FTTP facilities obligation, particularly if Telus Communications Inc. and Rogers Communications Canada Inc. are eligible to use aggregated FTTP services in Ontario and Québec, would undermine Bell Canada’s incentive to invest in next-generation wireline networks and would be expected to adversely impact our financial results.

Review of the CRTC’s regulatory framework

for Northwestel

On January 16, 2025, the CRTC issued a decision in its proceeding to review the regulatory framework for Northwestel and the state of telecommunications services in Canada’s North. The decision imposed a number of obligations on Northwestel, including obligations to provide automatic bill credits for lengthy Internet outages and to make certain changes to Northwestel’s existing wholesale transport service. The CRTC did not impose new wholesale access obligations on Northwestel and did not mandate rate reductions. The CRTC did announce that it would introduce a new retail Internet subsidy to improve affordability in the Far North, to be funded by the National Contribution Fund. On January 16, 2025, the CRTC initiated a new proceeding (TNC 2025-10) to consider the implementation details of that subsidy, including the amount.

Implementing a retail Internet service subsidy

in the Far North

On January 16, 2025, the CRTC issued a decision in its proceeding to review the regulatory framework for Northwestel and the state of telecommunications services in Canada’s North. In this decision, the CRTC announced that it would introduce a new retail Internet subsidy to improve affordability in the Far North, to be funded by the National Contribution Fund. On January 16, 2025, the CRTC initiated a new proceeding (TNC 2025-10) to consider the implementation details of that subsidy, including the amount. At this time, it is unclear what impact the CRTC’s decision in the subsidy proceeding could have on our business and financial results, including any potential incremental increase that BCE may have to pay to the National Contribution Fund as a result.

CRTC review of access to poles

On February 15, 2023, the CRTC issued a decision which included a number of determinations to facilitate access by third parties to poles owned by Canadian carriers or poles to which Canadian carriers control access. Among other directions, the CRTC’s decision: establishes new timelines for each step in the pole access permitting process; reduces the obligations of access seekers to pay costs for any pole repairs,

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upgrades or replacements required to accommodate the addition of the access seeker’s equipment; provides access seekers with greater flexibility to carry out pole repairs and upgrades themselves; maintains the circumstances under which pole owners may obtain priority access to poles or reserve capacity for their future use on poles; and imposes new notification and reporting obligations on pole owners. On April 3, 2023, large ILECs, including Bell Canada through Tariff Notices 977 and 978 (TNs 977 and 978), updated their applicable tariffs to incorporate the new determinations and these tariffs were approved by the CRTC on January 28, 2025 through Telecom Order CRTC 2025-21 (Order 2025-21).

On October 16, 2023, Bell Canada filed Tariff Notice 981 (TN 981) to revise the tariff pages for its National Services Tariff (NST) CRTC 7400 Item 901 – Support Structure Service to reflect an updated monthly pole rental rate per unit applicable in its Ontario and Québec serving area, and is awaiting the CRTC’s decision on this application. Given the CRTC has yet to provide an interim approval to this application seeking an increase in rate but approved the changes in terms submitted in TNs 977 and 978 on January 28, 2025, Bell Canada will be forced to absorb corrective work costs and process make ready on an accelerated basis at non-compensatory rates until TN 981 is approved or current rates are made interim. This is why Bell recently reiterated its request to the CRTC that its current pole rate in Ontario and Québec be made interim, and on February 27, 2025, Bell submitted motions to the Federal Court of Appeal seeking a stay of, and leave to appeal Order 2025-21.

On February 5, 2024, the CRTC initiated a new consultation, as anticipated in its February 15, 2023 decision, to consider the deployment of wireless facilities, such as small cells, on ILEC-owned or -controlled support structures. The CRTC is examining issues including whether it has jurisdiction over small cell attachments on ILEC-owned poles, and if so, the applicability of existing ILECs’ support structure tariffs to wireless facilities and what regulatory changes, if any, are required in connection with the deployment of advanced wireless technologies in Canada. Interventions were filed in this proceeding on April 4, 2024 and final replies were filed on May 6, 2024. At this time, it is unclear what impact the CRTC’s decision in this proceeding could have on our business and financial results.

Bill C-26, An Act Respecting Cyber Security

On June 14, 2022, the Government of Canada introduced Bill C-26, An Act Respecting Cyber Security (ARCS). ARCS would enact the Critical Cyber Systems Protection Act, which would establish a regulatory framework requiring designated operators in the finance, telecommunications, energy and transportation sectors to protect their critical cyber systems. Also included in Bill C-26 are proposed changes to the Telecommunications Act that would establish new authorities that would enable the Government to take action to promote the security of the Canadian telecommunications system, which could include measures with respect to certain suppliers, such as Huawei and ZTE. If enacted, Bill C-26 would give the federal cabinet and the ISED Minister additional order-making powers and establish an enforcement regime under which the Minister responsible for ISED could impose administrative monetary penalties, among other actions. It is unclear at this time what impact the legislative changes could have on our business and financial results.

On January 6, 2025, Parliament was prorogued until March 24, 2025. As a result, legislation that has not received royal assent, including Bill C-26, is no longer before Parliament. However, the same or similar legislation could be reintroduced in a subsequent session of Parliament.

CRTC proceedings resulting from recent

amendments to the Telecommunications Act

On November 22, 2024, the CRTC launched three public consultations to consider enhanced measures under the Wireless and Internet Codes to give Canadians more flexibility to choose their mobile and Internet plans: Telecom Notice of Consultation CRTC 2024-293, Call for Comments – Making it easier to choose a wireless phone or Internet service – Enhancing customer notification; Telecom Notice of Consultation CRTC 2024-294, Call for comments – Making it easier to choose a wireless phone or Internet service – Removing barriers to switching plans; and Telecom Notice of Consultation CRTC 2024-295, Call for comments – Making it easier to choose a wireless phone or Internet service – Enhancing self-service mechanisms.

The consultations follow the passing of Bill C-69, An Act to implement certain provisions of the budget tabled in Parliament on April 16, 2024 (Bill C-69), which received royal assent on June 20, 2024. Bill C-69 includes amendments to the Telecommunications Act directing the CRTC to implement certain specific measures related to the arrangements between telecommunications providers and their customers, including prohibiting charging certain extra fees to switch carriers or modify service arrangements. The amendments require the CRTC to specify the type of fees to which the amendments will apply and the rules around how the amendments will be implemented.

On December 4, 2024, the CRTC issued another notice of consultation (TNC 2024-318, Making it easier for consumers to shop for Internet services) as a result of recent amendments to the Telecommunications Act through Bill C-288, which requires the CRTC to hold public hearings on how Internet service providers (ISPs) should make certain information on fixed broadband services available to the public.

There are separate deadlines for submissions on these consultations over the course of 2025, including an oral proceeding with respect to TNC 2024-318 currently scheduled to commence on June 10, 2025. The timing of any CRTC decision with respect to these proceedings is currently unknown and it is unclear what impact, if any, these proceedings could have on our business and financial results. Any action by the CRTC to regulate the fees charged by carriers, how customers switch between carriers or how ISPs must share information with customers is likely to have a negative impact on our business and financial results as a result of increased operational costs or other negative outcomes.

Canada’s telecommunications foreign

ownership rules

Under the Telecommunications Act, there are no foreign investment restrictions applicable to TCCs that have less than a 10% share of the total Canadian telecommunications market as measured by annual revenues. However, foreign investment in telecommunications companies can still be refused by the government under the Investment Canada Act. The absence of foreign ownership restrictions on such small or new entrant TCCs could result in more foreign companies entering the Canadian market, including by acquiring spectrum licences or Canadian TCCs.

8 MD&A Regulatory environment

8.3 Broadcasting Act

The Broadcasting Act outlines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.

Most broadcasting activities require a programming or distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if it is satisfied that non-compliance will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership and control requirements to obtain a programming or distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee.

Our TV distribution operations and our TV and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences, could negatively affect our competitive position or the cost of providing services.

Bill C-11, An Act to amend the Broadcasting Act

On April 27, 2023, Bill C-11, An Act to amend the Broadcasting Act and to make related and consequential amendments to other Acts, received royal assent. Key among the amendments in Bill C-11 is the immediate elimination of CRTC Part II Licence Fees whereby the broadcasting industry paid an annual tax of approximately $125 million per year. In addition, foreign online broadcasting undertakings doing business in Canada will be required to contribute to the Canadian broadcasting system in a manner that the CRTC deems appropriate. The specifics of such contributions will be determined through the CRTC’s public consultation processes and enforced by way of conditions imposed by the CRTC. The timing and the outcome of the CRTC’s consultation processes, the first stage of which was launched on May 12, 2023 (as discussed under Broadcasting Notice of Consultation CRTC 2023-138 below) is not fully known. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.

Broadcasting Notice of Consultation

CRTC 2023-138

On May 12, 2023, the CRTC issued Broadcasting Notice of Consultation CRTC 2023-138, The Path Forward – Working towards a modernized regulatory framework regarding the contributions to support Canadian and Indigenous content. This Notice represents the first step to developing an updated regulatory framework for broadcasting undertakings, including online undertakings. A key part of this new framework is to establish the conditions under which online services would be required to make financial contributions, including initial base contributions, to support the creation and discoverability of Canadian and Indigenous content. It will also determine who the recipients of the initial base contributions will be. The CRTC held a three-week hearing beginning on November 20, 2023 to focus on these issues. On June 4, 2024, the CRTC released its decision, requiring foreign streamers to contribute 5% of their Canadian broadcasting revenue as of September 2024 to certain funds set out by the CRTC. However, Canadian streamers affiliated with a licensed broadcaster (for example, Bell Media’s linear Crave service available through cable companies) have been exempted from this requirement until the CRTC reviews the existing regulatory obligations of traditional media properties. Foreign streamers, specifically Amazon. com.ca ULC, Apple Canada Inc., the Motion Picture Association-Canada (which represents Netflix Studios, LLC, Paramount Pictures Corporation, Sony Pictures Entertainment Inc., Universal City Studios LLC, Walt Disney Studios Motion Pictures, and Warner Bros. Entertainment Inc.) and Spotify AB, have each sought leave to appeal and/or judicial review of the CRTC’s decision. Each company has challenged various different aspects of the decision, including, in some cases, the reasonableness of the CRTC exempting Canadian streamers affiliated with licensed broadcasters but not exempting foreign streamers. The CRTC continues to launch additional consultations, including on how to support the creation of Canadian and Indigenous content (both audio-visual and audio), as well as diversity, inclusion and discoverability issues (see Broadcasting Notice of Consultation CRTC 2024-288 and Broadcasting Notice of Consultation CRTC 2025-52 below). In addition, the CRTC has initiated a consultation on ensuring a sustainable broadcasting system (see Broadcasting Notice of Consultation CRTC 2025-2 below). As a last step, the CRTC intends to finalize each undertaking’s or ownership group’s contribution requirements, presumably as part of our group licence renewal. The timing and outcome of all of these proceedings is unknown. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.

Broadcasting Notice of Consultation

CRTC 2024-288

On November 15, 2024, the CRTC issued Broadcasting Notice of Consultation CRTC 2024-288, The Path Forward – Defining “Canadian Program” and supporting the creation and distribution of Canadian programming in the audio-visual sector. This consultation will modernize the definition of Canadian content and will also explore the types of expenditures that traditional broadcasting undertakings and online undertakings should make towards this content. The outcome of this proceeding is unknown. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.

Broadcasting Notice of Consultation

CRTC 2025-2

On January 9, 2025, the CRTC issued Broadcasting Notice of Consultation CRTC 2025-2, The Path Forward – Working towards a sustainable Canadian broadcasting system. This consultation will examine the market dynamics between programming undertakings, broadcasting distribution undertakings and online undertakings with a view to ensuring that the industry is able to meet the policy objectives set out in the Broadcasting Act. This proceeding will also look at all the regulatory tools that both programming undertakings (like Bell Media) and broadcasting distribution undertakings (like Bell TV) use in negotiations with other licensees for the carriage and distribution of programming services. The outcome of this proceeding is unknown. Therefore the impact that any regulatory changes could have on our business and financial results is unclear at this time.

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Broadcasting Notice of Consultation

CRTC 2025-52

On February 20, 2025, the CRTC issued Broadcasting Notice of Consultation CRTC 2025-52, The Path Forward – Supporting Canadian and Indigenous audio content. This consultation seeks to update the definition of what constitutes a Canadian musical selection, i.e., the Music, Artist, Performance, Lyrics (MAPL) system, and to provide a definition of French-language vocal music. In addition, the CRTC intends to explore how radio stations and audio streaming services can support the airplay of emerging artists as well as Indigenous artists, both potentially through exhibition and expenditure requirements. The outcome of this proceeding is unknown. Therefore, the impact that these regulatory changes could have on our business and financial results is unclear at this time.

8.4 Radiocommunication Act

ISED regulates the use of radio spectrum under the Radiocommunication Act and Radiocommunication Regulations to ensure that radiocommunication in Canada is developed and operated efficiently. All companies wishing to operate radio apparatus in Canada must hold a radio licence or spectrum licence to do so. The Radiocommunication Regulations specify those persons (including corporations such as Bell Canada and Bell Mobility) who are eligible to be issued radio licences or spectrum licences.

Consultation on 26, 28 and 38 GHz (Millimeter

Wave) spectrum licensing framework

On June 6, 2022, ISED initiated a consultation seeking input regarding a policy and licensing framework to govern the auction and use of spectrum licences in the 26, 28 and 38 Gigahertz (GHz) (Millimeter Wave) spectrum bands. The consultation paper seeks comments on the use of a spectrum set-aside for certain auction bidders, or a spectrum cap across the 26, 28 and 38 GHz spectrum bands. ISED proposes that the auctioned licences will have a 10-year term and that there will be limits on the extent of transferability of licences for the first five years of the licence term. In addition, ISED proposes that licensees will be required to deploy a certain number of sites in each licence area at five and nine and a half years following licence issuance. ISED has not yet indicated a specific date when the auction will take place. The consultation paper also seeks comments on the transition process for existing 38 GHz licensees from fixed to flexible use (i.e., mobile or fixed use), as well as the limitations on the use of 38 GHz spectrum by satellite earth stations. It is unclear what impact the results of this consultation and future related processes could have on our business and financial results.

8.5 Bell Canada Act

Among other things, the Bell Canada Act limits how Bell Canada voting shares and Bell Canada facilities may be sold or transferred. Specifically, under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE, unless the sale or disposal would result in BCE retaining at least

80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

8.6 Other

Bill C-18, the Online News Act

On June 22, 2023, Bill C-18, An Act respecting online communications platforms that make news content available to persons in Canada (the Online News Act), received royal assent. The Online News Act requires digital news intermediaries, such as Google and Meta (until the latter elected to block all news links and thus is no longer subject to the Online News Act), that share news content produced by other news outlets to negotiate commercial arrangements with those news outlets, compensating them for the news content shared on digital platforms. The legislation entitles Bell Media’s general news services, such as CTV and Noovo, to compensation. Further details regarding the compensation framework have been set out in regulations that were released on December 15, 2023 (the Regulations). These Regulations clarify that the Online News Act applies to search engines and social media sites that provide access to news content in Canada, provided these platforms earn at least $1 billion in annual global revenue and reach at least 20 million Canadians on a monthly basis. However, the Regulations also allow Google to apply to be exempt from parts of the

Online News Act if it commits to pay $100 million annually (growing each year by inflation) to a collective (the Collective) which will then distribute it to eligible news outlets. On June 7, 2024, Google submitted an application for exemption to the CRTC and on October 28, 2024, the CRTC approved a five-year exemption for Google, which required Google to provide payment to the Collective by December 27, 2024. Of the $100 million to be paid by Google, under the Regulations, news outlets that are also private broadcasters, such as CTV and Noovo, cannot receive more than 30% of the overall compensation available (with other news outlets, such as those associated with newspapers and public broadcasters, receiving the rest). While the amount that we will receive has not yet been finalized, we are expecting to receive compensation for the 2024 calendar year in the first half of 2025. Finally, on December 12, 2024, the CRTC established the mandatory bargaining process which would apply between news outlets and digital news intermediaries that are captured by the Online News Act. This framework was necessary for the CRTC to put into place in order to administer the Online News Act. However, while Google retains its exemption, the mandatory bargaining process is not expected to be utilized.

9 MD&A Business risks

9 Business risks

A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial condition, liquidity, financial results or reputation. The actual effect of any event could be materially different from what we currently anticipate. The risks described in this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, liquidity, financial results or reputation.

This section describes the principal business risks that could have a material adverse effect on our business, financial condition, liquidity, financial results or reputation, and cause actual results or events to differ materially from our expectations expressed in, or implied by, our forward-looking statements. Certain of these principal business risks have already been discussed in other sections of this MD&A, and we refer the reader to those sections for a discussion of such risks. All of the risk discussions set out in the sections referred to in the table below, as well as the risk discussion relating to general economic conditions and geopolitical events set out in Section 3.3, Principal business risks, are incorporated by reference in this section 9.

Risks discussed in other sections of this MD&A	Section references

Competitive environment	Section 3.3, Principal business risks Section 5, Business segment analysis (Competitive landscape and industry trends section for each segment)

Regulatory environment	Section 3.3, Principal business risks Section 8, Regulatory environment

Technology/infrastructure transformation	Section 3.3, Principal business risks

Risks specifically relating to our Bell CTS and Bell Media segments	Section 5, Business segment analysis (Principal business risks section for each segment)

The other principal business risks that could also have a material adverse effect on our business, financial condition, liquidity, financial results or reputation are discussed below.

Customer experience

Driving a positive customer experience in all aspects of our engagement with customers is important to avoid brand degradation and other adverse impacts on our business and financial performance

As the bar continues to be raised by customers’ evolving expectations of service and value, failure to get ahead of such expectations and build a more robust and consistent service experience at a fair value proposition could hinder product and service differentiation and customer loyalty. The foundation of effective customer service is the ability to deliver high-quality, consistent and simple solutions to customers in an expeditious manner and on mutually agreeable terms. Although we seek to reduce complexity in our operations through our transformation initiatives, we operate with multiple technology platforms, ordering and billing systems, sales channels, marketing databases and a myriad of rate plans, promotions, brands and product offerings, in the context of a large customer base and a workforce that continuously requires to be trained, monitored and replaced, which may limit our ability to respond quickly to market changes and reduce costs, and may lead to customer confusion or billing, service or other errors, which could adversely affect customer satisfaction, acquisition and retention. Media attention to customer complaints could also erode our brand and reputation and adversely affect customer acquisition and retention. In addition, the current global economic environment may bring about further workforce reduction initiatives or limit investments, which could negatively impact the rapidity of our response to customer demands and the overall customer experience.

With the proliferation of connectivity services, apps and devices, customers are accustomed to doing things when, how and where they want through websites, self-serve options, web chat, call centres and social media forums. These customer demands have intensified over the years with the resulting shift to online transactions. We seek to provide the necessary platforms for customers to research, interact, purchase and receive service and to continuously improve our call centre experience and self-serve tools to improve customer service and drive household penetration. Customers’ journey is increasingly completed on mobile devices, requiring alignment of websites, customer support platforms and marketing. Understanding the customer relationship as a whole in a multi-product environment and delivering a simple, seamless experience at a fair price is increasingly central to an evolving competitive dynamic. While we have introduced new services and tools, including self-managed solutions, designed to accelerate our customer experience evolution, we are unable to predict whether such services and tools will be sufficient to meet customer expectations. Failure to develop true omni-channel, streamlined and simplified capabilities and improve our customer experience by digitizing and developing a consistent, fast and on-demand end-to-end experience before, during and after sales using new technologies such as AI and machine learning, in parallel with our network evolution, could also adversely affect our business, financial results, reputation and brand value. Such development activities could further be challenged by scarcity of skilled resources in a competitive labour market. In addition, while AI, including the use of customer-facing chatbots, could provide for better, cost effective

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9 MD&A Business risks

and convenient customer experiences, we must carefully assess the challenges associated with the use of such technology by us as well as by our competitors, such as the intentional or unintentional misuse of AI tools by our employees or third parties, the provision by our AI systems of inaccurate information about our products or services to our customers, or the existence of an explicit or implicit bias in our AI models. Failure to do so could harm our brand and reputation, cause disruption to our business operations and expose us to customer complaints and litigation.

Customers’ perception of our products, services, brand and corporate image is also important. Embracing topics that matter to the stakeholder value proposition, such as ESG practices and the reporting of same, adds an important layer to the customer perception of our company and thus to the overall customer experience. Failure to positively influence customer perceptions through effective communication, including through our use of social media and other communication media or otherwise, could adversely affect our business, financial results, reputation and brand value.

Security management and data governance

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including from information security threats

Our operations, service performance, reputation and business continuity depend on how well we protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. The protection and effective organization of our systems, applications and information repositories are central to the secure and continuous operation of our networks and business, as electronic and physical records of proprietary business and personal data, such as confidential customer and employee information, are all sensitive from a market and privacy perspective.

Information security breaches can result from deliberate or unintended actions by a growing number of sophisticated actors, including hackers, organized criminals, state-sponsored organizations and other parties. Information security attacks have grown in complexity, magnitude and frequency in recent years and the potential for damage is increasing. Information security attacks may be perpetrated using a complex array of ever evolving and changing means including, without limitation, the use of stolen credentials, social engineering, computer viruses and malicious software, phishing and other attacks on network and information systems. Information security attacks aim to achieve various malicious objectives including unauthorized access to, ransom/encryption of, and theft of, confidential, proprietary, sensitive or personal information, as well as extortion and business disruptions.

We are also exposed to information security threats as a result of actions that may be taken by our customers, suppliers, outsourcers, business partners, employees or independent third parties, whether malicious or not, including as a result of the use of social media, cloud-based solutions and IT consumerization. Our use of third-party suppliers and outsourcers and reliance on business partners, which may similarly be subject to information security threats, also expose us to risks as we have less immediate oversight over their IT domains. Furthermore, the introduction of smartphones, 5G, cloud computing and the proliferation of data services, including mobile TV, mobile commerce, mobile banking and IoT applications, as well as increased digitization and the use or misuse of emerging technologies such as AI, robotics and smart contracts leveraging blockchain for digital certification, have significantly increased the threat surface of our networks and systems, resulting in higher complexity that needs to be carefully monitored and managed to minimize security threats. Failure to implement an information security program that efficiently considers relationships and interactions with business partners, suppliers, customers, employees and other third parties across all methods of communication, including social media and cloud-based solutions, could adversely affect our ability to successfully defend against information security attacks.

Changes in behaviour over the past years as well as recent geopolitical events have further increased our exposure to information security threats. Remote work arrangements of our employees and those of our suppliers have increased remote connectivity to our systems and the potential use of unauthorized communications technologies. In addition, we have seen an increase in global criminal activity, which further pressures our security environment.

If information security threats were to become successful attacks resulting in information security breaches, they could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business, financial results, stock price and long-term shareholder value, given that they could lead to:

•

Network operating failures and business disruptions, which could negatively impact our ability to sell products and services to our customers and adversely affect their ability to maintain normal business operations and deliver critical services, and/or the ability of third-party suppliers to deliver critical services to us

•

Unauthorized access to, and use of, proprietary or sensitive information, which could result in lost revenue, diminished competitive advantages, challenges in retaining or attracting customers after an incident and loss of future business opportunities

•

Theft, loss, leak, destruction, encryption, corruption, unauthorized disclosure and unauthorized access to or use of data and confidential information, including personal information about our customers or employees, that could result in financial loss, exposure to claims for damages by customers, employees and others, fines and/or penalties for non-compliance with applicable privacy legislation, extortion threats due to ransomware and difficulty in accessing materials to defend legal actions

•	Physical damage to network assets impacting service continuity

•

Fines and sanctions for failure to meet legislative requirements or from credit card providers for failing to comply with payment card industry data security standards for protection of cardholder data

•	Increased fraud as criminals leverage stolen information against our customers, our employees or our company

•

Remediation costs such as liability for stolen information, equipment repair and service recovery, and incentives to customers or business partners in an effort to maintain relationships after an incident

9 MD&A Business risks

•

Increased information security protection costs, including the costs of deploying additional personnel and protection technologies, training and monitoring employees, and engaging third-party security experts and auditors

•	Changes in the terms, conditions and pricing of customer, supplier and financial contracts and agreements that we may have

In light of the evolving nature and sophistication of information security threats, our information security policies, procedures and controls must continuously adapt and evolve in order to seek to mitigate risk and, consequently, require constant monitoring to ensure effectiveness. However, given the complexity and scale of our business, network infrastructure, technology and IT supporting systems, there can be no assurance that the security policies, procedures and controls that we implement will be effective against all information security attacks. In addition, there can be no assurance that any insurance we may have will cover all or part of the costs, damages, liabilities or losses that could result from the occurrence of any information security breach.

Failure to implement an effective security and data governance framework could harm our brand and reputation, expose us to regulatory pressure, fines and/or penalties, constrain our competitive opportunities, and adversely affect our business and financial results

To achieve our purpose of advancing how Canadians connect with each other and the world, we must preserve the social licence from our customers and all Canadians to collect and use data in our operations. A strong and consistently applied approach to data governance is critical to maintaining that social licence, requiring us to focus on respecting the privacy of our customers’ and employees’ data and protecting such data against information security threats. As our operations involve receiving, processing and storing such proprietary business and personal data, effective policies, procedures and controls must be implemented to protect information systems and underlying data in accordance with applicable privacy legislation. Failure to meet customer and employee expectations regarding the appropriate use and protection of their data could have negative reputational, business and financial consequences for the company.

There has also been increased regulatory scrutiny over the use, collection, and disclosure of personal information in Canada. We are subject to various privacy legislation, such as Canada’s anti-spam legislation (CASL) and the Personal Information Protection and Electronic Documents Act, as well as foreign privacy legislation via the mandatory flow-through of privacy-related obligations by our customers, including the General Data Protection Regulation (EU). Global and domestic regulation around privacy and data practices are evolving rapidly and new or amended privacy legislation has been proposed or adopted federally and in a number of Canadian provincial jurisdictions with significant obligations, limitations on the use of personal information, fines and/or penalties and short implementation horizons. Our data governance framework must not only meet applicable privacy requirements, but also be able to evolve for continuous improvement. Effective data governance is also a component of good ESG practices, which are considered an increasingly important measure of corporate performance and value creation.

Failure to implement an effective data governance framework encompassing the protection and appropriate use of data across its life cycle, and incorporating data governance as a core consideration in our business initiatives and technology decisions, could harm our brand, reputation and competitiveness, decrease customer and investor confidence and adversely affect our business and financial results. It could give rise to litigation, investigations, fines and/or penalties and liability for failure to comply with increasingly stringent privacy legislation, as well as increased audit and regulatory scrutiny that could divert resources from business operations.

Operational performance

Our networks and IT systems are the foundation of high-quality consistent services, which are critical to meeting service expectations

Our ability to provide high-quality, consistent, reliable and resilient wireless, wireline and media services to customers in a complex and changing operating environment is crucial for sustained success. It is therefore essential that we continuously refine our operating model in order to meet customer expectations of product and service experience at a desired cost structure.

Network capacity demands for content offerings and other bandwidth-intensive applications on our wireline and wireless networks have been growing at unprecedented rates. Unexpected capacity pressures on our networks may negatively affect our network performance and our ability to provide services. Evolving customer behaviour and their use of our networks, products and services have created increased capacity pressure on certain areas of our wireless, wireline and broadcast media networks, and there can be no certainty that our networks will continue to sustain such increased usage. In addition, we may need to incur significant capital expenditures in order to provide additional capacity and reduce network congestion. Network performance and/or reliability may vary depending on the location and the recent trend for families to move from urban centres to less urbanized areas increases the need to develop and/or enhance our networks in areas that were not previously served or that were underserved.

Customers and other stakeholders expect that we deliver reliable service performance, enabled by our networks and other infrastructure, as well as the networks and other infrastructure of third-party providers on which we rely. Issues relating to network availability, speed, consistency and traffic management on our more current as well as our legacy networks could adversely affect our customers, including by preventing the provisioning of critical services, and could have an adverse impact on our business, reputation and financial performance. Heightened scrutiny by regulatory authorities with respect to network availability could lead to increased identification of non-compliance and increased fines. Furthermore, we may need to manage the possibility of instability in the context of our transformation initiatives, including as we transition towards converged wireline and wireless networks and newer technologies, including software-defined networks leveraging open source software and cloud services. Network failures and slowdowns, whether caused by internal or external forces,

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human-caused error or threat, or external events, could adversely affect our brand and reputation, subscriber acquisition and retention as well as our financial results. While we invest in the resiliency of our networks and other infrastructure and establish response strategies and business continuity protocols to seek to maintain service consistency, there is no assurance that such investments and protocols will be sufficient to prevent network failure or the failure of other infrastructure, or a disruption in the delivery of our services.

In addition, we currently use a very large number of interconnected internal and third-party operational and business support systems for provisioning, networking, distribution, broadcast management, ordering, billing and accounting, which may hinder our operational efficiency. If we fail to implement, maintain or manage highly effective IT systems supported by an effective governance and operating framework, and implement transformation initiatives to streamline and integrate our processes and systems, this may lead to inconsistent performance and dissatisfied customers, which over time could result in higher churn. It may also limit our cross-sell capabilities across our portfolio of products and services.

Further examples of risks to operational performance that could impact our reputation, business operations and financial performance include the following:

•

The current global economic environment as well as geopolitical events may bring about further incremental costs, delays or unavailability of equipment, materials and resources, which may impact our ability to maintain or upgrade our networks in order to accommodate increased network usage and to provide the desired levels of customer service

•

Failure to maintain required service delivery amid operational challenges (including those related to targeted cost savings initiatives, flexible work models and the availability of employees with the required skill set) and a transformation of our infrastructure and technology could adversely affect our brand, reputation and financial results

•	We may lose sales should we fail to maximize channel efficiencies, which could adversely affect our financial results

•

Corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions may not deliver the benefits contemplated, or be completed when expected, and could adversely impact our ongoing operations

•	Failure to streamline our significant IT legacy system portfolio and proactively improve operating performance could adversely affect our business and financial results

•

We may experience more service interruptions or outages due to legacy infrastructure. In some cases, vendor support is no longer available or legacy vendor operations have ceased. Copper theft and vandalism to our telecommunications infrastructure may also cause service disruptions and jeopardize community safety.

•	An increase in lost-time accident rate by our employees could adversely impact our ongoing operations

•

There may be a lack of replacement parts and competent and cost-effective resources to perform the life cycle management and upgrades necessary to maintain the operational status of legacy networks and IT systems

•

Climate change increases the probability, frequency, intensity and length of severe weather-related events such as ice, snow and wind storms, wildfires, flooding, extended heat waves, hurricanes, tornadoes and tsunamis, all of which could impact network availability and performance and drive more repairs of network equipment

Our operations and business continuity depend on how well we protect, test, maintain, replace and upgrade our networks, IT systems, equipment and other facilities

Our operations, service performance, reputation, business continuity and strategy depend on how well we and our contracted product and service providers, as well as other telecommunications carriers on which we rely to provide services, protect our or their networks and IT systems, as well as other infrastructure and facilities, from events such as information security attacks, unauthorized access or entry, fire, natural disasters, power loss, building cooling loss, acts of war or terrorism, sabotage, vandalism, actions of neighbours and other events. Climate change, especially in areas of greater environmental sensitivity, could heighten the occurrence of certain of the above-mentioned risks. We must also manage business continuity issues caused by internal sources, including human error, human-caused threats and inefficiencies. Establishing response strategies and business continuity protocols to maintain service consistency if any disruptive event materializes is critical to the achievement of effective customer service. Any of the above-mentioned events, as well as the failure by us, or by other telecommunications carriers on which we rely to provide services, to adequately complete planned and sufficient testing, maintenance, replacement or upgrade of our or their networks, equipment and other facilities, which is, among other factors, dependent on our or their ability to purchase equipment and services from third-party suppliers, could disrupt our operations (including through disruptions such as network and other infrastructure failures, billing errors or delays in customer service), require significant resources and result in significant remediation costs, which in turn could have an adverse effect on our business and financial performance, or impair our ability to keep existing subscribers or attract new ones.

In addition, the current global economic environment as well as geopolitical events may bring about further incremental costs, delays or unavailability of equipment, materials and resources, which could impact our operations and business continuity strategies.

Satellites used to provide our satellite TV services are subject to significant operational risks that could have an adverse effect on our business and financial performance

Pursuant to a set of commercial arrangements between ExpressVu and Telesat Canada (Telesat), we currently have satellites under contract with Telesat. Telesat operates or directs the operation of these satellites, which utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems, commonly referred to as anomalies, that could reduce the commercial usefulness of a satellite used to provide our satellite TV services. Acts of war or terrorism, magnetic, electrostatic or solar storms, or space debris or meteoroids could also damage such satellites. Any loss, failure, manufacturing defect, damage or destruction of these satellites, of our terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on our business and financial performance and could result in customers terminating their subscriptions to our satellite TV service.

9 MD&A Business risks

People

Attracting, developing and retaining a talented team capable of furthering our strategic imperatives and operational transformation is essential to our success

Our business depends on the efforts, engagement and expertise of our management and non-management employees and contractors, who must be able to operate efficiently and safely based on their responsibilities and the environment in which they are functioning. Demand for highly skilled team members remains a concern, as retiring workers, varying levels of immigration, and an increase in remote-work arrangements allowing more global competition have created an even more competitive marketplace. This emphasizes the importance of developing and maintaining a comprehensive and inclusive human resources strategy and employee value proposition to adequately compete for talent and to identify and secure high-performing candidates for a broad range of job functions, roles and responsibilities. In addition, an appropriately skilled pool of talent (as a result of hiring, insourcing and reskilling) is essential to support evolving business priorities in the context of an ongoing business transformation impacting job nature and skill sets. Our objective to transform our business requires a cultural change and a capacity to evolve, and impacts our recruitment strategy and deployment of resources. We seek to have our employees adapt to new ways of working as traditional telecommunications companies are moving towards flatter work structures, leveraging generative AI, with fewer silos and more cross-functional corporate structures. Failure to attract and appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives and operational transformation, or to efficiently replace departing employees, could have an adverse impact on our ability to attract and retain talent and drive performance across the organization. A shortage of skilled labour could negatively affect our ability to implement our strategic priorities, as well as sell our products and services and more generally serve our customers.

Establishing a culture that drives inclusivity, employee engagement, development and progression is essential to attract and retain talent. In addition, employees are typically more engaged at work when their value system aligns with their employer’s corporate values. We have strengthened our employee training offerings to support our transformation and we further endeavour to establish and continually enhance programs and provide resources to support team members on a wide range of topics, including mental health services and support. However, failure to establish robust programs and enhance them to further these aspirations could adversely affect our ability to attract and retain team members. Failure to sufficiently address evolving employee expectations related to our culture and value proposition could also adversely affect our ability to attract and retain team members.

Other examples of people-related risks include the following:

•

The increasing technical and operational complexity of our businesses and the high demand in the market for skilled resources in strategic areas create a challenging environment for hiring, developing and retaining such skilled resources

•

Failure to establish a complete and effective succession plan, including preparation of internal talent and identification of potential external candidates, where relevant, for senior executive and other key roles, could impair our business until qualified replacements are found

•

Ensuring the health and safety of our workforce operating in different environments, including manholes, telephone poles, cell towers, vehicles, foreign news bureaus and war zones, and/or in times of pandemic, requires focus, effective processes and flexibility to avoid injury, illness, service interruption, fines and reputational impact

•	Potential deterioration in employee morale and engagement resulting from staff reductions, cost reductions or reorganizations could adversely affect our business and financial results

Challenges related to collective agreements could adversely affect our business

Approximately 43% of BCE employees were represented by unions and were covered by collective agreements at December 31, 2024. The positive engagement of members of our team represented by unions is contingent on negotiating collective agreements that deliver competitive labour conditions and uninterrupted service, both of which are critical to achieving our business objectives.

We cannot predict the outcome of collective agreement negotiations. Renewal of collective agreements could result in higher labour costs and be challenging in the context of a declining workload due to transformation, a maturing footprint, improved efficiencies and adverse government or regulatory decisions. If during the bargaining process there were to be project delays and work disruptions, including work stoppages or work slowdowns, this could adversely affect service to our customers and, in turn, our customer relationships and financial performance.

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Financial management

If we are unable to raise the capital we need or generate sufficient cash flows from operating activities, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets

Our ability to meet our cash requirements, fund capital expenditures and provide for planned growth depends on having access to adequate sources of capital and on our ability to generate cash flows from operating activities, which is subject to various risks, including those described in this MD&A.

Our ability to raise financing depends on our ability to access the public equity and debt capital markets, the money market, as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised.

Risk factors such as capital market disruptions, political, economic and financial market instability in Canada or abroad, government policies, central bank monetary policies, increasing interest rates, changes to bank capitalization or other regulations, reduced bank lending in general or fewer banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital. In addition, an increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions and our acquisition of wireless spectrum licences could also adversely affect our outlook and credit ratings and have similar adverse consequences. There is no assurance that we will maintain our credit ratings and a ratings downgrade could result in adverse consequences for our funding cost and capacity, and our ability to access the capital markets, money market and/or the bank credit market. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or a particular industry. Finally, with increasing emphasis by the capital markets on ESG performance and reporting, there is a potential for the cost and availability of funding to be increasingly tied to the quality of our ESG practices and related disclosed metrics.

Our bank credit facilities, including credit facilities supporting our commercial paper program, are provided by various financial institutions. While it is our intention to renew certain of such credit facilities from time to time, there is no assurance that these facilities will be renewed on favourable terms or in similar amounts.

Global financial markets have experienced, and could again experience, significant volatility and weakness as a result of market disruptions, including relating to the economy and geopolitical events. The current global economic environment could continue to negatively impact equity and debt capital markets, cause interest rate and currency volatility and movements, and adversely affect our ability to raise financing in the public capital, bank credit and/or commercial paper markets as well as the cost thereof. Additionally, the negative impact of the global economic environment and potential recession, and the levels of inflation and interest rates on our customers’ financial condition, could adversely affect our ability to recover payment of receivables from customers and lead to further increases in bad debts, thereby negatively affecting our revenues and cash flows, as well as our position under our securitized receivables program.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts, as well as events affecting our business or operating environment, may contribute to volatility in the market price of BCE’s securities. A major decline in the capital markets in general, or decrease in the market price or fluctuations in trading volumes of BCE’s securities, may negatively affect our ability to raise debt or equity capital, retain senior executives and other key employees, make strategic acquisitions or enter into joint ventures.

If we cannot access the capital we need or generate cash flows to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures and our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operating activities and on our growth prospects.

We cannot guarantee that our dividend payout policy will be maintained or achieved, or that dividends will be maintained or declared

Maintaining or achieving BCE’s dividend payout policy, maintaining the BCE common share dividend, as well as the declaration of dividends on any of BCE’s outstanding shares, are subject to the discretion of the BCE Board and, consequently, there can be no guarantee that BCE’s dividend payout policy will be maintained or achieved, that the dividend on common shares will be maintained or that dividends will be declared on any of BCE’s outstanding shares. Maintaining or achieving BCE’s dividend payout policy, maintaining dividends and the declaration of dividends by the BCE Board are ultimately dependent on BCE’s corporate strategy, operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

9 MD&A Business risks

The failure to reduce costs, unexpected increases in costs and the failure to optimize capital spending, could adversely affect our ability to achieve our strategic imperatives and financial guidance

Our objective to lower our cost structure continues to be aggressive with a company-wide focus on cost transformation and reduction, but there is no assurance that we will be successful in reducing costs. Examples of risks to our ability to reduce costs or limit potential cost increases include the following:

•	Inflation could continue to result in higher input costs for equipment, products and services, and create increased pressure for wage increases

•	Increased costs related to geopolitical events, in particular as they impact our supply chain, could persist for an undetermined period of time

•	Increasing or high interest rates could negatively impact our cost of financing

•

Our cost reduction objectives require aggressive negotiations with our suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues

•	As suppliers continue to shorten software life cycles, the cost of seeking to maintain adequate information security solutions increases

•

Achieving timely cost reductions while moving to an IP-based network is dependent on disciplined network decommissioning, which can be delayed by customer contractual commitments, regulatory considerations and other unforeseen obstacles

•

Failure to contain growing operational costs related to network sites, network performance and resiliency, footprint expansion, spectrum licences, insurance and content and equipment acquisition could have a negative effect on our financial performance

•

In addition to the potential impact from the global economic environment and geopolitical events, fluctuations in energy prices are further partly influenced by government policies to address climate change such as carbon pricing which, combined with growing data demand that increases our energy requirements, could increase our energy costs beyond our current expectations

•	Failure to successfully deliver on our contractual commitments, whether due to security events, operational challenges or other reasons, may cause us to incur financial penalties and loss of revenues

In addition, as part of our business operations and operational transformation, it is essential that we optimize capital spending and ensure appropriate trade-offs in our capital allocation. However, should we fail to adequately assess investment priorities and optimal trade-offs, our business and financial results could be negatively affected.

We are exposed to various credit, liquidity and market risks

Our exposure to credit, liquidity and market risks, including equity price, interest rate and currency fluctuations, is discussed in section 6.5, Financial risk management of this MD&A and in Note 29 to BCE’s 2024 consolidated financial statements.

Our failure to identify and manage our exposure to changes in interest rates, foreign exchange rates, BCE’s share price and other market conditions could lead to missed opportunities, increased costs, reduced profit margins, cash flow shortages, inability to complete planned capital expenditures, reputational damage, equity and debt securities devaluations, and challenges in raising capital on market-competitive terms.

The failure to evolve practices to effectively monitor and control fraudulent activities could result in financial loss and brand degradation

As a public company with a range of desirable and valuable products and services and a large number of employees, BCE requires a disciplined program covering governance, exposure identification and assessment, prevention, detection and reporting that considers corruption, misappropriation of assets and intentional manipulation of financial statements by employees and/or external parties. The current global economic environment could further lead to increased fraud activities, which could result in financial loss and brand degradation.

Specific examples relevant to us include:

•

Copyright theft and other forms of unauthorized use that undermine the exclusivity of Bell Media’s content offerings, which could divert users to unlicensed or otherwise illegitimate platforms, thus impacting our ability to derive distribution and advertising revenues

•

Unauthorized individuals taking over an account owner’s online account without their permission in order to gain access to wireless products and goods via various means (social engineering, phishing, smishing, etc.)

•	Subscription fraud where fraudsters use their own, a stolen or a synthetic identity to obtain mobile devices and services with no intention to pay

•	Network usage fraud such as call/sell operations using our wireline or wireless networks or incidents related to network components such as copper theft

•	Ongoing efforts to steal the services of TV distributors, including Bell Canada and ExpressVu, through compromise or circumvention of signal security systems, causing revenue loss

•	Organized criminal activities targeting and seizing high value inventory

Income and commodity tax amounts may materially differ from the expected amounts

Our complex business operations are subject to various tax laws. The adoption of new tax laws, or regulations or rules thereunder, or changes thereto or in the interpretation thereof, could result in higher tax rates, new taxes or other adverse tax implications. In addition, while we believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available, the calculation of income taxes and the applicability of commodity taxes in many cases require significant judgment in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and deferred income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.

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A number of factors could impact our financial statements and estimates

We base our estimates on a number of factors, including but not limited to historical experience, current events, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements including but not limited to impairment testing, fair value determination, expected credit losses and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

The economic environment, pension rules or ineffective governance could have an adverse effect on our pension obligations, and we may be required to increase contributions to our post-employment benefit plans

With a large pension plan membership and DB pension plans that are subject to the pressures of the global economic environment and changing regulatory and reporting requirements, our pension obligations are exposed to potential volatility. Failure to recognize and manage economic exposure and pension rule changes, or to ensure that effective governance is in place for the management and funding of pension plan assets and obligations, could have an adverse impact on our liquidity and financial performance.

The funding requirements of our post-employment benefit plans, based on valuations of plan assets and obligations, depend on a number of factors, including actual returns on post-employment benefit plan assets, long-term interest rates, inflation, plan demographics including longevity, and applicable regulations and actuarial standards. Changes in these factors, including changes caused by the current global economic environment and recent geopolitical events, could cause future contributions to significantly differ from our current estimates, require us to increase contributions to our post-employment benefit plans in the future and, therefore, have a negative effect on our liquidity and financial performance.

There is no assurance that the assets of our post-employment benefit plans will earn their assumed rate of return. A substantial portion of our post-employment benefit plans’ assets is invested in public and private equity and debt securities. As a result, the ability of our post-employment benefit plans’ assets to earn the rate of return that we have assumed depends significantly on the performance of capital markets. Market conditions also impact the discount rate used to calculate our pension plan solvency obligations and could therefore also significantly affect our cash funding requirements.

The expected timing and completion of the proposed dispositions of Northwestel and BCE’s ownership stake in MLSE, as well as the planned access by Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years, are subject to closing conditions and other risks and uncertainties

Proposed disposition of Northwestel

The expected timing and completion of the proposed disposition of Northwestel are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, the purchaser securing financing and the completion of confirmatory due diligence, which may affect its completion, terms or timing. Accordingly, there can be no assurance that the proposed disposition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated. The proposed disposition could be modified, restructured or terminated. There can also be no assurance that the potential benefits expected to result from the proposed disposition will be realized.

Proposed disposition of BCE’s ownership stake in MLSE and

the planned access by Bell Media to content rights for the

Toronto Maple Leafs and Toronto Raptors for the next 20 years

The expected timing and completion of the proposed disposition of BCE’s ownership stake in MLSE, and the planned access by Bell Media to content rights for the Toronto Maple Leafs and Toronto Raptors for the next 20 years through a long-term agreement with Rogers, are subject to closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant sports league and other customary approvals, which may affect their completion, terms or timing. The proposed disposition could be modified, restructured or terminated, and the intended use of proceeds by BCE from the proposed disposition may vary based on timing of closing of the disposition and other factors. Accordingly, there can be no assurance that the proposed disposition, the anticipated use of proceeds and the potential benefits expected to result from the proposed disposition will occur or be realized, or that they will occur or be realized on the terms and conditions, or at the time, currently contemplated.

The expected timing and completion of the proposed acquisition of Ziply Fiber are subject to closing conditions, including relevant regulatory approvals, and other risks and uncertainties

The expected timing and completion of the proposed acquisition by Bell Canada of Ziply Fiber are subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, relevant regulatory approvals, such as approval by the Federal Communications Commission and approvals by state Public Utilities Commissions, which may affect its completion, terms or timing. Accordingly, there can be no assurance that the proposed acquisition will occur, or that it will occur on the terms and conditions, or at the time, currently contemplated. The proposed acquisition could be modified, restructured or terminated. There can also be no assurance that the potential benefits expected to result from the proposed acquisition will be realized.

9 MD&A Business risks

Brand reputation and ESG practices

Our ability to maintain positive customer relationships is significantly influenced by our reputation

Many customers’ choice to purchase our products and services is directly related to their perception of our company. Accordingly, our ability to maintain positive customer relationships and acquire or retain customers is significantly influenced by our reputation. The company faces many sources of reputational risks, as discussed in this MD&A. Should our perceived or actual outlook, plans, priorities or actions, or those of our employees or suppliers, fail to align with stakeholders’ expectations, our reputation could be impacted, which could have an adverse effect on our brand, our ability to retain or attract customers, and more generally on our business, financial condition, liquidity and financial results.

There is no assurance that we will succeed in meaningfully integrating ESG considerations into our business strategy, operations and governance to generate a positive outcome for stakeholders

While we seek to understand the evolving ESG environment and identify topics and activities that may expose us to ESG risks, there is no assurance that we will succeed in meaningfully integrating ESG considerations into our business strategy, operations and governance to generate positive outcomes for stakeholders. Good ESG practices are an important measure of corporate performance and value creation. As such, we are increasingly under scrutiny to address ESG matters of importance to our stakeholders. A wide range of ESG topics have progressively become important elements of corporate culture and seeking to embrace them reinforces our value proposition to drive employee attraction and retention. Customers now factor broader considerations into purchase decisions and look for alignment of personal values with corporate behaviour. Investors increasingly link investment decisions to the quality of ESG practices and related disclosed metrics. Moreover, we have directly linked some pricing elements in certain financing agreements to our performance on key ESG targets. Legal and regulatory pressures have further intensified in the ESG sphere, including, without limitation, in the areas of privacy, accessibility, data governance and climate change. Accordingly, failure to integrate ESG considerations into our governance activities and effectively manage ESG risks and opportunities could harm our brand and reputation, and lead to negative business, financial, legal and regulatory consequences for the company. Perceived misalignment of our actions with stakeholder expectations could also harm our brand and reputation and lead to further financial and other consequences. Finally, enhanced ESG-related disclosures could increase the company’s exposure to claims for misrepresentation in the primary or secondary market.

Various factors could negatively impact our ability to achieve our ESG targets

We have set a number of ambitious ESG targets to monitor our ESG performance and align to our strategic imperatives. However, our ability to achieve these targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these targets. Failure to sufficiently address evolving employee, customer, investor and other stakeholder expectations through achievement of our ESG targets could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal and regulatory consequences for the company.

Important risk factors that could affect certain of our key ESG targets are set out below.

GHG emissions reduction and supplier engagement targets

The achievement of our carbon neutrality target (which includes only our operational GHG emissions (scope 1 and 2) and excludes scope 3 GHG emissions) will require that we purchase a significant quantity of carbon credits. Should a sufficient quantity of high-quality credible carbon credits be unavailable, should their cost of acquisition be considered too onerous, should sufficient funds be unavailable, should laws, regulations, applicable standards, public perception or other factors limit the number of carbon credits that we can purchase, should any purchased carbon credits be subject to reversal, in whole or in part, or should the carbon offsets not materialize, the achievement of our carbon neutrality target could be negatively impacted.

The achievement of our science-based target related to our scope 1 and 2 GHG emissions will require that we purchase a significant quantity of RECs. To achieve this science-based target, only RECs will be considered given that the SBTi standards do not enable carbon credits to be used for this target. Should a sufficient quantity of acceptable (according to the SBTi guidelines) RECs be unavailable, should their cost of acquisition be considered too onerous, should sufficient funds be unavailable, or should laws, regulations, applicable standards, public perception or other factors limit the number of RECs that we can purchase, in whole or in part, the achievement of our science-based target related to our scope 1 and 2 GHG emissions could be negatively impacted.

Our scope 2 and 3 GHG emissions reduction targets depend on the emissions intensity originating from the electricity grid in the jurisdictions where we operate and over which we have no control. Should a significant increase in such emissions intensity be recorded in one or more jurisdictions where we conduct our operations, the achievement of our science-based targets related to our scope 2 and 3 GHG emissions could be negatively impacted.

A portion of our GHG emissions reduction targets also depends on our ability to implement sufficient corporate and business initiatives in order to reduce GHG emissions to the desired levels. Failure to implement such initiatives according to planned schedules due to changes in business plans, our inability to implement requisite operational or technological changes, unavailability of capital, technologies, equipment or employees, cost allocations, actual costs exceeding anticipated costs, or other factors, or the failure of such initiatives, including of new technologies, to generate anticipated GHG emissions reductions, could negatively affect our ability to achieve our GHG emissions reduction targets. In addition, future corporate initiatives, such as business acquisitions and business dispositions, including the previously announced pending acquisition of Ziply Fiber and pending dispositions of Northwestel and our ownership stake in MLSE, and organic growth, could negatively affect our ability to achieve our targets, as would the adoption of new technologies that are carbon enablers or do not generate the anticipated energy savings.

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A refinement in or modifications to international standards or to the methodology we use for the calculation of GHG emissions that would result in an increase in our GHG emissions could further impact our ability to achieve our targets. In addition, as it relates to our science-based targets specifically, the SBTi requires the recalculation of our targets upon the occurrence of certain events, such as business acquisitions or divestitures, or to conform to evolving SBTi methodology or standards. A recalculation resulting in the introduction of more ambitious targets could challenge our ability to achieve such updated targets.

The achievement of our science-based target relating to the level of our suppliers by spend covering purchased goods and services that have adopted science-based targets could be negatively impacted should we fail to achieve the required level of engagement and collaboration from our suppliers over which we have no control, despite the engagement measures that we may implement, or should we significantly change the allocation of our spend by supplier.

In addition, we have much less influence over the reduction of our scope 3 GHG emissions than over our scope 1 and scope 2 GHG emissions given that we must rely on the engagement and collaboration of our suppliers and other participants in our value chain in reducing their own GHG emissions. Accordingly, failure to obtain our suppliers’ and other participants’ engagement and collaboration could adversely affect our ability to meet our scope 3 GHG emissions reduction target.

Failure to take appropriate actions to adapt to current and emerging environmental impacts, including climate change, could have an adverse effect on our business

We face risks related to environmental events, including climate-related events, which could impact our operations, service performance, reputation and business continuity, and cost of insurance, and more generally have an adverse effect on our business, financial performance and reputation. In particular, climate change poses potential risks to our business, our employees, our customers, our suppliers and outsourcers, and the communities we operate in. Inadequate management of environmental issues associated with our company and our business, as well as our suppliers and other stakeholders, could also adversely affect our business, financial condition, liquidity, financial results and reputation given the implications for the company as well as various stakeholders.

Consistent with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which have now been integrated into the International Sustainability Standards Board (ISSB) standards, we categorize climate-related risks into physical and transition risks:

•

Physical risks are associated with the physical impacts from a changing climate and can either be event-driven (acute) or longer-term (chronic) shifts in climate patterns. Global scientific evidence suggests that climate change will increase both the frequency and severity of extreme weather events. This will include such events as floods, wildfires and heatwaves, among others. These could have a destructive impact on our communications network infrastructure and facilities and in turn affect our ability to deliver services that are critical to our customers and society. A service disruption due to extreme weather events could lead to financial impacts including an increase in capital expenditures from rebuilding and reinforcing infrastructure, as well as an increase in operating costs from maintenance and repairs, labour, heating and cooling, and equipment damage. Our insurance premiums could increase, or we could face reduced insurability in high risk areas. Furthermore, this could jeopardize customer satisfaction and may result in a decrease in revenues. In addition, if average temperatures where we are operating are warmer or cooler year over year for longer periods of time, there will be an increasing need for cooling or heating capacity in our facilities. This will increase our energy consumption and associated operational costs. Furthermore, in order to remain resilient to these increasing or decreasing temperatures, we would need to increase our investments in our infrastructure to address its accelerated degradation, again leading to increased capital expenditures and operational costs.

•

Transition risks are associated with a transition to a lower-carbon economy, which may include extensive regulatory, technology and market changes to address mitigation and adaptation requirements related to climate change. These risks may include increased capital expenditures required for equipment upgrades to comply with new energy efficiency standards and climate resilience regulations, increased operational costs driven by the rising price of energy due to carbon pricing regulations, energy market volatility and the shifting supply and demand for energy, increased operational costs related to outdated equipment and e-waste treatment programs and management systems, potential shortages or price increases for materials essential to low-carbon technologies that could affect service offerings and product development, and reputational risks related to our management of climate-related issues as well as to our level of disclosure related to such matters. There is also a reputational risk of not demonstrating our proactive behaviour towards climate change, which could affect customer perception and the cost and availability of funding that has the potential to be increasingly tied to the quality of our ESG practices and related disclosed metrics, all of which could have negative financial outcomes.

Furthermore, climate-related events could also impact our suppliers and outsourcers, which in turn could impact our business. Given that some of our third-party suppliers and outsourcers are located in foreign countries that are more at risk of experiencing weather-related events, localized natural disasters in such countries could further negatively impact our business.

In addition, several areas of our operations raise other environmental considerations, such as fuel storage, GHG emissions and energy consumption reduction, waste management, disposal of hazardous residual materials, recovery and recycling of end-of-life electronic products we sell or lease, and other network associated impacts (e.g., treated wood poles, manhole effluents, lead cables, etc.).

Our team members, customers, investors and governments expect that we regard environmental protection as an integral part of doing business and that we seek to minimize the negative environmental impacts of our operations and create positive impacts where possible. Failure to recognize and adequately respond to their evolving expectations, to take action to reduce our negative impacts on the environment, to achieve our environmental objectives and to effectively report on environmental matters, could result in fines, and could harm our brand, reputation and competitiveness, as well as lead to other negative business, financial, legal and regulatory consequences for the company.

9 MD&A Business risks

There can be no assurance that our corporate governance practices will be sufficient to prevent violations of legal and ethical standards

Our employees, officers, Board members, suppliers, agents and other business partners are expected, in Canada and abroad, to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies, standards and contractual obligations could expose us to investigations or litigation and significant fines and penalties, and result in reputational harm or disqualification from bidding on contracts. While we have developed and implemented corporate governance practices, including through our Code of Business Conduct, which is updated regularly and subject to an annual review by our team members, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance and reputation.

Various social issues, if not adequately managed, could have an adverse effect on our business

Effective management of social risk is a component of good ESG practices. Inadequate management of social issues associated with our company and our business, as well as our suppliers and other stakeholders, could adversely affect our business, financial condition, liquidity, financial results and reputation. This may include social issues discussed elsewhere in this MD&A such as employees’ well-being, health and safety, responsible procurement, as well as other social issues such as human rights, including Indigenous peoples’ rights, consultation and accommodation, and community acceptance and engagement. Failure to sufficiently address and report on our management of social issues and to achieve our social objectives could harm our brand and reputation, and could lead to negative business, financial, legal and regulatory consequences for the company.

Health risks, including pandemics, epidemics and other health concerns, such as radiofrequency emissions from wireless communications devices and equipment, could have an adverse effect on our business

Health risks, including pandemics and epidemics, could occur, any of which could adversely affect our ability to maintain operational networks and provide products and services to our customers, as well as the ability of our suppliers to provide us with products and services we need to operate our business. Any such pandemics, epidemics and other health risks could have an adverse effect on the economy and financial markets, causing retail and commercial activity to decline, which could have a negative impact on the demand for, and prices of, our products and services.

Many studies have been performed or are ongoing to assess whether mobile communications devices, such as smartphones, as well as wireless networks and towers pose a potential health risk. While some studies suggest links to certain conditions, others conclude there is no established causation between mobile phone usage and adverse health effects. The International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans, but also indicated that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC also called for additional research into long-term heavy use of mobile phones.

ISED is responsible for approving radiofrequency equipment and performing compliance assessments and has chosen Health Canada’s Safety Code 6, which sets the limits for safe exposure to radiofrequency emissions at home or at work, as its exposure standard. This code also outlines safety requirements for the installation and operation of devices that emit radiofrequency fields such as mobile communications devices, Wi-Fi technologies and base station antennas. ISED has made compliance to Safety Code 6 mandatory for all proponents and operators of radio installations.

The following challenges, among others, could arise since our business is being heavily dependent on radiofrequency technologies:

•

We may face lawsuits relating to alleged adverse health effects on customers, as well as relating to our marketing and disclosure practices in connection therewith, and the likely outcome of such potential lawsuits is unpredictable and could change over time

•	Changes in scientific evidence and/or public perceptions could lead to additional government regulations and costs for retrofitting infrastructure and handsets to achieve compliance

•	Public concerns could result in a slower deployment of, or in our inability to deploy, infrastructure necessary to maintain and/or expand our wireless network as required by market evolution

Any of these events could have an adverse effect on our business and financial performance.

Third-party vendor management

We depend on third-party suppliers, outsourcers and consultants, some of which are critical, to provide an uninterrupted supply of the products and services we need, as well as comply with various obligations

We depend on key third-party suppliers and outsourcers, over which we have no operational or financial control, for products and services, some of which are critical to our operations. If there are gaps in our vendor selection, governance or oversight processes established to seek to ensure full risk transparency at point of purchase and throughout the relationship, including any contract renegotiations, there is the potential for a breakdown in supply, which could impact our ability to make sales, service customers and achieve our business and financial objectives.

In addition, any such gaps could result in suboptimal management of our vendor base, increased costs and missed opportunities. Ongoing relationships must further be adequately managed in order to address existing and new operational and compliance requirements. Some of our third-party suppliers and outsourcers are located in foreign countries, which increases the potential for a breakdown in supply due to the risks of operating in foreign jurisdictions with different laws, geopolitical environments and cultures, as well as the potential for localized natural disasters. Concerns related to geopolitical events, such as conflicts, could put pressure on our supply chain and require increased focus on supply chain diversification to support continuity.

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9 MD&A Business risks

We may have to select different third-party suppliers for equipment or other products and services, or different outsourcers, in order to meet evolving internal company policies and guidelines as well as legal and regulatory requirements. Should we decide, or be required by a governmental authority or otherwise, to terminate our relationship with an existing supplier or outsourcer, this would decrease the number of available suppliers or outsourcers and could result in significant increased costs, as well as transitional, support, service, quality or continuity issues; delay our ability to deploy new network and other technologies and offer new products and services; and adversely affect our business and financial results.

The use of third-party suppliers and the outsourcing of services generally involve transfer of risks, and we must take appropriate steps to ensure that our suppliers’ and outsourcers’ approach to risk management is aligned with our own standards in order to maintain continuity of supply and brand strength. Increased focus on supplier risks in areas of security, data governance, responsible procurement and broader ESG factors requires increased attention given that supplier actions or omissions could have significant impacts on our business, financial results, brand and reputation. Furthermore, cloud-based supplier models have continued to evolve and grow and, while they offer many potential benefits, cloud-based services can also change the level or types of risks. Accordingly, our procurement and vendor management practices must also continue to evolve to fully take into account the potential risks of cloud-based services.

In addition, certain company initiatives rely heavily on professional consulting services provided by third parties, and a failure of such third-party services may not be reasonably evident until their work is delivered or delayed. Difficulties in implementing remedial strategies in respect of professional consulting services provided by third parties that are not performed in a proper or timely fashion could have an adverse effect on our ability to comply with various obligations, including applicable legal and accounting requirements.

Other examples of risks associated with third-party suppliers and outsourcers include the following:

•

We rely upon the successful implementation and execution of business continuity plans by our product and service suppliers. To the extent that such plans do not successfully mitigate the impacts of the current global economic environment, geopolitical events or other events, and our suppliers or vendors experience operational failures or inventory constraints, such failures or constraints could result in, or amplify existing, supply chain disruptions that could adversely affect our business. Incremental costs, delays or unavailability of equipment, materials, products or services, as well as unavailability of our suppliers’ or contractors’ employees due to strikes, workforce reduction initiatives or other factors, could impact sales and execution of our strategic imperatives and adversely affect our business and financial results.

•

The current global economic environment and recent geopolitical events have given rise to inflationary pressures and sharp increases in prices, which could put increased pressure on the global supply chain and purchasing costs

•

The insolvency of one or more of our suppliers could cause a breakdown in supply and have an adverse effect on our operations, including our ability to make sales or service customers, as well as on our financial results

•

Demand for products and services available from only a limited number of suppliers, some of which dominate their global market, may lead to decreased availability, increased costs or delays in the delivery of such products and services, since suppliers may choose to favour global competitors that are larger than we are and, accordingly, purchase a larger volume of products and services. In addition, production issues or geopolitical events affecting any such suppliers, or other suppliers, could result in decreased quantities or a total lack of supply of products or services. Any of these events could adversely impact our ability to meet customer commitments and demand.

•

Dependence on sole source technological vendors that are new to evolving technology can create uncertainties and challenges due to unproven track record and lack of alternate vendors, which could have an adverse effect on our operations

•	A suboptimal outsourcing model could result in the loss of key corporate knowledge, reduced efficiency and effectiveness, and impede agile delivery of new products or technology

•

Cloud-based solutions may increase the risk of security and data leakage exposure if security control protocols and configurations implemented by our cloud-based partners or suppliers, or by us where we retain responsibility for such protocols, are inadequate

•	If existing suppliers do not have appropriate alternative cloud-based products or services, our ability to complete desired migrations to the cloud could be limited or delayed

•	Failure to maintain strong discipline around vendor administration (especially around initial account setup) may mask potential financial or operational risks and complicate future problem resolutions

•

If products and services important to our operations have manufacturing defects or do not comply with applicable government regulations and standards (including product safety practices), our ability to sell products and provide services on a timely basis may be negatively impacted. We work with our suppliers to seek to identify serious product defects (including safety incidents) and develop appropriate remedial strategies, which may include a recall of products. To the extent that a supplier does not actively participate in, and/or bear primary financial responsibility for, a recall of its products, our ability to perform such recall programs at a reasonable cost and/or in a timely fashion may be negatively impacted. Any of the events referred to above could have an adverse effect on our business, reputation and financial results.

•

Products (including software) and services supplied to us may contain security issues including, but not limited to, latent security issues that would not be apparent upon an inspection. Should we or a supplier fail to correct a security issue in a timely fashion, there could be an adverse effect on our business, reputation and financial results.

•

We rely on other telecommunications carriers from time to time to deliver services. Should these carriers fail to roll out new networks or fail to upgrade existing networks, or should their networks be affected by operational failures or service interruptions, such issues could adversely affect our ability to provide services using such carriers’ networks and could, consequently, have an adverse effect on our business, reputation and financial results.

•

BCE depends on call centre and technical support services provided by a number of external suppliers and outsourcers, some of which are located in foreign countries. These vendors have access to customer and internal BCE information necessary for the support services that they provide. Information access and service delivery issues that are not managed appropriately may have an adverse impact on our business, reputation, the quality and speed of services provided to customers, or our ability to address technical issues.

10 MD&A Accounting policies

10 Accounting policies

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

We have prepared our consolidated financial statements using IFRS Accounting Standards. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. See Note 2, Material accounting policies, in BCE’s 2024 consolidated financial statements for more information about the accounting principles we used to prepare our consolidated financial statements.

Critical accounting estimates and key judgments

When preparing the financial statements, management makes estimates and judgments relating to:

•	reported amounts of revenues and expenses

•	reported amounts of assets and liabilities

•	disclosure of contingent assets and liabilities

We base our estimates on a number of factors, including but not limited to historical experience, current events, economic and financial market conditions such as interest rates, inflation and the risk of recession, geopolitical events and supply chain disruptions, and actions that the company may undertake in the future, as well as other assumptions that we believe are reasonable under the circumstances. A change in these assumptions may have an impact on our financial statements including but not limited to impairment testing, fair value determination, expected credit losses and discount rates used for the present value of cash flows. By their nature, these estimates and judgments are subject to measurement uncertainty and actual results could differ.

We consider the estimates and judgments described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that were highly uncertain at the time the estimates and judgments were made, and changes to these estimates and judgments could have a material impact on our financial statements and our segments.

Our senior management has reviewed the development and selection of the critical accounting estimates and judgments described in this section with the Audit Committee of the BCE Board.

Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Our more significant estimates and judgments are described below.

Estimates

Useful lives of property, plant and equipment

and finite-life intangible assets

We review our estimates of the useful lives of property, plant and equipment and finite-life intangible assets on an annual basis and adjust depreciation or amortization on a prospective basis, as required.

Property, plant and equipment and finite-life intangible assets represent a significant proportion of our total assets. Changes in technology or our intended use of these assets, climate change and our ESG initiatives as well as changes in business prospects or economic and industry factors, may cause the estimated useful lives of these assets to change.

The estimated useful lives of property, plant and equipment and finite-life intangible assets are determined by internal asset life studies, which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution. When factors indicate that assets’ useful lives are different from the prior assessment, we depreciate or amortize the remaining carrying value prospectively over the adjusted estimated useful lives.

Post-employment benefit plans

The amounts reported in the financial statements relating to DB pension plans and OPEBs are determined using actuarial calculations that are based on several assumptions.

Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued DB pension plan and OPEB obligations. The actuarial valuation uses management’s assumptions for, among other things, the discount rate, life expectancy, the rate of compensation increase, cost of living indexation rate, trends in healthcare costs and expected average remaining years of service of employees.

While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect post-employment benefit obligations and future net post-employment benefit plans cost.

We account for differences between actual and expected results in benefit obligations and plan performance in OCI, which are then recognized immediately in the deficit.

The most significant assumptions used to calculate the net post-employment benefit plans cost are the discount rate and life expectancy.

A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle post-employment benefit obligations.

The discount rate is based on the yield on long-term, high-quality corporate fixed income investments, with maturities matching the estimated cash flows of the post-employment benefit plans. Life expectancy is based on publicly available Canadian mortality tables and is adjusted for the company’s specific experience.

A lower discount rate and a higher life expectancy result in a higher net post-employment benefit obligation and a higher current service cost.

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10 MD&A Accounting policies

Sensitivity analysis

The following table shows a sensitivity analysis of key assumptions used to measure the net post-employment benefit obligations and the net post-employment benefit plans cost for our DB pension plans and OPEB plans.

		Impact on net post-employment benefit plans cost for 2024 – increase/(decrease)		Impact on post-employment benefit obligations at December 31, 2024 – increase/(decrease)

	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption

Discount rate	0.5%	(79)	72	(1,102)	1,208

Cost of living indexation rate	0.5%	53	(41)	987	(805)

Life expectancy at age 65	1 year	36	(37)	720	(721)

Revenue from contracts with customers

We are required to make estimates that affect the amount of revenue from contracts with customers, including estimating the stand-alone selling prices of products and services.

For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. The total arrangement consideration is allocated to each product or service included in the contract with the customer based on its stand-alone selling price. We generally determine stand-alone selling prices based on the observable prices at which we sell products separately without a service contract and prices for non-bundled service offers with the same range of services, adjusted for market conditions and other factors, as appropriate. When similar products and services are not sold separately, we use the expected cost plus margin approach to determine stand-alone selling prices. Products and services purchased by a customer in excess of those included in the bundled arrangement are accounted for separately.

Impairment of non-financial assets

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed at each reporting period, indicate that their carrying amount may not be recoverable. For the purpose of impairment testing, assets other than goodwill are grouped at the lowest level for which there are separately identifiable cash inflows.

Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

We make a number of estimates when calculating recoverable amounts using discounted future cash flows or other valuation methods to test for impairment. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate. When impairment charges occur they are recorded in Impairment of assets.

During the third quarter of 2024, we recognized $958 million of impairment charges for English and French TV services and radio markets within our Bell Media segment. These charges included $627 million allocated to indefinite-life intangible assets for broadcast licences and brands, $144 million allocated to program and feature film rights, $85 million allocated to property, plant and equipment for network and infrastructure and equipment, $85 million allocated to software, $10 million allocated to finite-life intangible assets mainly for trademarks, and $7 million allocated to prepaid expenses. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of September 1, 2024 to December 31, 2029, using discount rates of 9% to 11% and perpetuity growth rates of (2%) to 0%, as well as market multiple data from public companies and market transactions. After impairments, the carrying value of the impacted CGUs was $811 million.

Additionally in 2024, we recorded impairment charges of $100 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

During the fourth quarter of 2023, we recognized $86 million of impairment charges for French TV channels within our Bell Media segment. The impairment charges were the result of a reduction in advertising demand in the industry resulting from economic uncertainties and unfavourable impacts to market-based valuation assumptions. These charges included $41 million allocated to indefinite-life intangible assets for broadcast licences and brands, and $45 million to finite-life intangible assets for program and feature film rights. The impairment was determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of October 1, 2023 to December 31, 2028, using a discount rate of 9.5% and a perpetuity growth rate of 0.0%. After impairments, the carrying value of our impacted CGU was $62 million.

Additionally in 2023, we recorded impairment charges of $57 million related mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

Goodwill impairment testing

We perform an annual test for goodwill impairment in the fourth quarter for each of our CGUs or groups of CGUs to which goodwill is allocated, and whenever there is an indication that goodwill might be impaired.

A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets.

We identify any potential impairment by comparing the carrying value of a CGU or group of CGUs to its recoverable amount. The recoverable amount of a CGU or group of CGUs is the higher of its fair value less costs of disposal and its value in use. Both fair value less costs of disposal and value in use are based on estimates of discounted future cash

10 MD&A Accounting policies

flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans, including any impact from changes in interest rates and inflation. When the recoverable amount of a CGU or group of CGUs is less than its carrying value, the recoverable amount is determined for its identifiable assets and liabilities. The excess of the recoverable amount of the CGU or group of CGUs over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.

An impairment charge is recognized in Impairment of assets in the income statements for any excess of the carrying value of goodwill over its recoverable amount. For purposes of impairment testing of goodwill, our CGUs or groups of CGUs correspond to our reporting segments as disclosed in Note 3, Segmented information, in BCE’s 2024 consolidated financial statements.

Any significant change in each of the estimates used could have a material impact on the calculation of the recoverable amount and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.

We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.

We believe that any reasonable possible change in the key assumptions on which the estimate of recoverable amount of the Bell CTS group of CGUs is based would not cause its carrying amount to exceed its recoverable amount.

We have made certain assumptions as to the perpetuity and discount rates used to estimate the fair value of the Bell Media group of CGUs as well as in the five-year cash flow projections derived from business plans reviewed by management. These assumptions and projections may differ or change quickly given that the Canadian traditional TV and radio advertising market is expected to be impacted by audience declines as the advertising market growth continues to shift towards digital. A negative change to any of these assumptions and projections may result in a further impairment of goodwill for the Bell Media group of CGUs.

In Q3 2024, due to a continued decline in advertising demand and spending in the linear advertising market for Bell Media TV services and radio markets, there was an indicator that goodwill might be impaired for the Bell Media group of CGUs. Consequently, an impairment charge of $1,132 million was recognized in Impairment of assets in the income statements.

In Q4 2024, we completed the required annual goodwill impairment test for each of our CGUs or groups of CGUs to which goodwill is allocated. There was no further impairment of goodwill for the Bell Media group of CGUs.

There were no goodwill impairment charges in 2023.

Deferred taxes

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred taxes are provided on temporary differences arising from investments in subsidiaries, joint arrangements and associates, except where we control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The amounts of deferred tax assets and liabilities are estimated with consideration given to the timing, sources and amounts of future taxable income.

As required by IFRS Accounting Standards, we do not recognize or disclose information about deferred tax assets and liabilities related to the Pillar Two model rules published by the Organisation for Economic Co-operation and Development, including tax law that implements qualified domestic minimum top-up taxes described in those rules.

Leases

The application of IFRS 16 requires us to make estimates that affect the measurement of right-of-use assets and liabilities, including determining the appropriate discount rate used to measure lease liabilities. Lease liabilities are initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using our incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Our incremental borrowing rate is derived from publicly available risk-free interest rates, adjusted for applicable credit spreads and lease terms. We apply a single incremental borrowing rate to a portfolio of leases with similar characteristics.

Fair value of financial instruments

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements and the statements of comprehensive income. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data, such as discounted cash flows and earnings multiples.

Contingencies

In the ordinary course of business, we become involved in various claims and legal proceedings seeking monetary damages and other relief. Pending claims and legal proceedings represent a potential cost to our business. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies, based on information that is available at the time.

If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material adverse effect on our consolidated financial statements in the period in which the judgment or settlement occurs.

Onerous contracts

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under a contract exceed the expected benefits to be received under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

Judgments

Post-employment benefit plans

The determination of the discount rate used to value our post-employment benefit obligations requires judgment. The rate is set by reference to market yields of long-term, high-quality corporate fixed income investments at the beginning of each fiscal year. Significant judgment is required when setting the criteria for fixed income investments to be included in the population from which the yield curve is derived. The most significant criteria considered for the selection of investments include the size of the issue and credit quality, along with the identification of outliers, which are excluded.

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10 MD&A Accounting policies

Income taxes

The calculation of income taxes requires judgment in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on information that currently is available.

Management judgment is used to determine the amounts of deferred tax assets and liabilities to be recognized. In particular, judgment is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied.

Leases

The application of IFRS 16 requires us to make judgments that affect the measurement of right-of-use assets and liabilities. A lease contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception of the contract, we assess whether the contract contains an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset and whether we have the right to direct how and for what purpose the asset is used. In determining the lease term, we include periods covered by renewal options when we are reasonably certain to exercise those options. Similarly, we include periods covered by termination options when we are reasonably certain not to exercise those options. To assess if we are reasonably certain to exercise an option, we consider all facts and circumstances that create an economic incentive to exercise renewal options (or not exercise termination options). Economic incentives include the costs related to the termination of the lease, the significance of any leasehold improvements and the importance of the underlying assets to our operations.

Revenue from contracts with customers

The identification of performance obligations within a contract and the timing of satisfaction of performance obligations under long-term contracts requires judgment. For bundled arrangements, we account for individual products and services when they are separately identifiable and the customer can benefit from the product or service on its own or with other readily available resources. When our right to consideration from a customer corresponds directly with the value to the customer of the products and services transferred to date, we recognize revenue in the amount to which we have a right to invoice. We recognize product revenues from the sale of wireless handsets and devices and wireline equipment when a customer takes possession of the product. We recognize service revenues over time, as the services are provided. Revenues on certain long-term contracts are recognized using output methods based on products delivered, performance completed to date, time elapsed or milestones met.

Additionally, the determination of costs to obtain a contract, including the identification of incremental costs, also requires judgment. Incremental costs of obtaining a contract with a customer, principally comprised of sales commissions, and prepaid contract fulfillment costs are included in Contract costs in the statements of financial position, except where the amortization period is one year or less, in which case costs of obtaining a contract are immediately expensed. Capitalized costs are amortized on a systematic basis that is consistent with the period and pattern of transfer to the customer of the related products or services.

CGUs

The determination of CGUs or groups of CGUs for the purpose of impairment testing requires judgment.

Contingencies

The determination of whether a loss is probable from claims and legal proceedings and whether an outflow of resources is likely requires judgment.

We accrue a potential loss if we believe a loss is probable and an outflow of resources is likely and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any payment as a result of a judgment or cash settlement would be deducted from cash from operating activities. We estimate the amount of a loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

Future changes to accounting standards

The following accounting standard and amendments to accounting standards issued by the IASB have not yet been adopted by BCE.

Standard	Description	Impact	Effective date

IFRS 18 – Presentation and Disclosure in Financial Statements

Sets out requirements and guidance on presentation and disclosure in financial statements, including:

•  presentation in the income statements of income and expenses within defined categories – operating, investing, financing, income taxes and discontinued operations

•  presentation in the income statements of new defined subtotals – operating profit and profit before financing and income taxes

•  disclosure of explanations of management-defined performance measures that are related to the income statements

•  enhanced guidance on aggregation and disaggregation of information and whether to provide information in the financial statements or in the notes

•  disclosure of specified expenses by nature

IFRS 18 replaces IAS 1 – Presentation of Financial Statements but carries forward many of the requirements from IAS 1 unchanged.

		We are currently assessing the impact of this standard.	Annual reporting periods beginning on or after January 1, 2027. Early application is permitted.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In particular, the amendments clarify:

•  the classification of financial assets with ESG and similar features

•  the derecognition date for financial liabilities and introduce an accounting policy option for financial liabilities settled using an electronic payment system if certain conditions are met

The amendments also require additional disclosures for financial instruments with contractual terms that reference a contingent event and equity instruments classified at fair value through other comprehensive income.

		We are currently assessing the impact of these amendments.	Annual reporting periods beginning on or after January 1, 2026. Early application is permitted.

11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

11 Non-GAAP financial measures,

  other financial measures and

  key performance indicators (KPIs)

BCE uses various financial measures to assess its business performance. Certain of these measures are calculated in accordance with IFRS Accounting Standards or GAAP while certain other measures do not have a standardized meaning under GAAP. We believe that our GAAP financial measures, read together with adjusted non-GAAP and other financial measures, provide readers with a better understanding of how management assesses BCE’s performance.

National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure (NI 52-112), prescribes disclosure requirements that apply to the following specified financial measures:

•	Non-GAAP financial measures;

•	Non-GAAP ratios;

•	Total of segments measures;

•	Capital management measures; and

•	Supplementary financial measures.

This section provides a description and classification of the specified financial measures contemplated by NI 52-112 that we use to explain our financial results except that, for supplementary financial measures, an explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

11.1 Non-GAAP financial measures

A non-GAAP financial measure is a financial measure used to depict our historical or expected future financial performance, financial position or cash flow and, with respect to its composition, either excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in BCE’s consolidated primary financial statements. We believe that non-GAAP financial measures are reflective of our ongoing operating results and provide readers with an understanding of management’s perspective on and analysis of our performance.

Below are descriptions of the non-GAAP financial measures that we use to explain our results as well as reconciliations to the most directly comparable financial measures under IFRS Accounting Standards.

Adjusted net earnings

The term adjusted net earnings does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted net earnings as net earnings (loss) attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI.

We use adjusted net earnings and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss) attributable to common shareholders.

104   BCE INC. 2024 ANNUAL FINANCIAL REPORT

11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

The following table is a reconciliation of net earnings attributable to common shareholders to adjusted net earnings on a consolidated basis.

	Q4 2024	Q4 2023	2024	2023

Net earnings attributable to common shareholders	461	382	163	2,076

Reconciling items:

Severance, acquisition and other costs	154	41	454	200

Net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans	198	(6)	269	103

Net equity losses on investments in associates and joint ventures	–	204	247	581

Net losses (gains) on investments	1	(2)	(57)	(80)

Early debt redemption costs	–	–	–	1

Impairment of assets	4	109	2,190	143

Income taxes for the above reconciling items	(99)	(39)	(467)	(100)

NCI for the above reconciling items	–	2	(26)	2

Adjusted net earnings	719	691	2,773	2,926

Available liquidity

The term available liquidity does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define available liquidity as cash, cash equivalents, short-term investments and amounts available under our securitized receivables program and our committed bank credit facilities, excluding credit facilities that are available exclusively for a pre-determined purpose.

We consider available liquidity to be an important indicator of the financial strength and performance of our businesses because it shows the funds available to meet our cash requirements, including for, but not limited to, capital expenditures, post-employment benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, ongoing operations, the acquisition of spectrum, and other cash requirements. We believe that certain investors and analysts use available liquidity to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash.

The following table is a reconciliation of cash to available liquidity on a consolidated basis.

	December 31, 2024	December 31, 2023

Cash	1,572	547

Cash equivalents	–	225

Short-term investments	400	1,000

Amounts available under our securitized receivables program (1)	700	700

Amounts available under our committed bank credit facilities (2)	1,810	3,303

Available liquidity	4,482	5,775

(1)

At December 31, 2024 and December 31, 2023, $700 million was available under our securitized receivables program, under which we borrowed $1,112 million in U.S. dollars ($1,600 million in Canadian dollars) and $1,200 million in U.S. dollars ($1,588 million in Canadian dollars) as at December 31, 2024 and December 31, 2023, respectively. Loans secured by receivables are included in Debt due within one year in our consolidated financial statements.

(2)

At December 31, 2024 and December 31, 2023, respectively, $1,810 million and $3,303 million were available under our committed bank credit facilities, given outstanding commercial paper of $1,522 million in U.S. dollars ($2,190 million in Canadian dollars) and $149 million in U.S. dollars ($197 million in Canadian dollars) as at December 31, 2024 and December 31, 2023, respectively. Commercial paper outstanding is included in Debt due within one year in our consolidated financial statements.

Free cash flow and excess free cash flow

The terms free cash flow and excess free cash flow do not have any standardized meaning under IFRS Accounting Standards. Therefore, they are unlikely to be comparable to similar measures presented by other issuers.

We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

We define excess free cash flow as free cash flow less dividends paid on common shares.

We consider free cash flow and excess free cash flow to be important indicators of the financial strength and performance of our businesses. Free cash flow shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. Excess free cash flow shows how much cash is available to repay debt and reinvest in our company, after the payment of dividends on common shares. We believe that certain investors and analysts use free cash flow and excess free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most directly comparable financial measure under IFRS Accounting Standards is cash flows from operating activities.

11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

The following tables provide reconciliations of cash flows from operating activities to free cash flow and excess free cash flow on a consolidated basis.

	2024	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Cash flows from operating activities	6,988	1,877	1,842	2,137	1,132

Capital expenditures	(3,897)	(963)	(954)	(978)	(1,002)

Cash dividends paid on preferred shares	(187)	(53)	(43)	(45)	(46)

Cash dividends paid by subsidiaries to NCI	(68)	(12)	(14)	(28)	(14)

Acquisition and other costs paid	52	25	1	11	15

Free cash flow	2,888	874	832	1,097	85

Dividends paid on common shares	(3,613)	(910)	(910)	(910)	(883)

Excess free cash flow	(725)	(36)	(78)	187	(798)

	2023	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022

Cash flows from operating activities	7,946	2,373	1,961	2,365	1,247	8,365

Capital expenditures	(4,581)	(1,029)	(1,159)	(1,307)	(1,086)	(5,133)

Cash dividends paid on preferred shares	(182)	(46)	(35)	(46)	(55)	(136)

Cash dividends paid by subsidiaries to NCI	(47)	(12)	(13)	(1)	(21)	(39)

Acquisition and other costs paid	8	3	–	5	–	10

Free cash flow	3,144	1,289	754	1,016	85	3,067

Dividends paid on common shares	(3,486)	(882)	(883)	(882)	(839)	(3,312)

Excess free cash flow	(342)	407	(129)	134	(754)	(245)

Net debt

The term net debt does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define net debt as debt due within one year plus long-term debt and 50% of preferred shares, less cash, cash equivalents and short-term investments, as shown in BCE’s consolidated statements of financial position. We include 50% of outstanding preferred shares in our net debt as it is consistent with the treatment by certain credit rating agencies.

We consider net debt to be an important indicator of the company’s financial leverage because it represents the amount of debt that is not covered by available cash, cash equivalents and short-term investments. We believe that certain investors and analysts use net debt to determine a company’s financial leverage.

Net debt is calculated using several asset and liability categories from the statements of financial position. The most directly comparable financial measure under IFRS Accounting Standards is long-term debt. The following table is a reconciliation of long-term debt to net debt on a consolidated basis.

	December 31, 2024	December 31, 2023

Long-term debt	32,835	31,135

Debt due within one year	7,669	5,042

50% of preferred shares	1,767	1,834

Cash	(1,572)	(547)

Cash equivalents	–	(225)

Short-term investments	(400)	(1,000)

Net debt	40,299	36,239

11.2 Non-GAAP ratios

A non-GAAP ratio is a financial measure disclosed in the form of a ratio, fraction, percentage or similar representation and that has a non-GAAP financial measure as one or more of its components.

Adjusted EPS

The term adjusted EPS does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define adjusted EPS as adjusted net earnings per BCE common share. Adjusted net earnings is a non-GAAP financial measure. For further details on adjusted net earnings, see section 11.1, Non-GAAP financial measures.

We use adjusted EPS, and we believe that certain investors and analysts use this measure, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net equity losses (gains) on investments in associates and joint ventures, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

106   BCE INC. 2024 ANNUAL FINANCIAL REPORT

11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

Dividend payout ratio

The term dividend payout ratio does not have any standardized meaning under IFRS Accounting Standards. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

We define dividend payout ratio as dividends paid on common shares divided by free cash flow. Free cash flow is a non-GAAP financial measure. For further details on free cash flow, see section 11.1, Non-GAAP financial measures.

We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments.

11.3 Total of segments measures

A total of segments measure is a financial measure that is a subtotal or total of 2 or more reportable segments and is disclosed within the Notes to BCE’s consolidated primary financial statements.

Adjusted EBITDA

We define adjusted EBITDA as operating revenues less operating costs as shown in BCE’s consolidated income statements.

The most directly comparable financial measure under IFRS Accounting Standards is net earnings (loss). The following tables provide reconciliations of net earnings (loss) to adjusted EBITDA on a consolidated basis.

	2024	Q4 2024	Q3 2024	Q2 2024	Q1 2024

Net earnings (loss)	375	505	(1,191)	604	457

Severance, acquisition and other costs	454	154	49	22	229

Depreciation	3,758	933	934	945	946

Amortization	1,283	317	325	325	316

Finance costs

Interest expense	1,713	431	440	426	416

Net return on post-employment benefit plans	(66)	(17)	(16)	(17)	(16)

Impairment of assets	2,190	4	2,113	60	13

Other expense	305	103	63	101	38

Income taxes	577	175	5	231	166

Adjusted EBITDA	10,589	2,605	2,722	2,697	2,565

	2023	Q4 2023	Q3 2023	Q2 2023	Q1 2023	2022

Net earnings	2,327	435	707	397	788	2,926

Severance, acquisition and other costs	200	41	10	100	49	94

Depreciation	3,745	954	937	936	918	3,660

Amortization	1,173	299	295	296	283	1,063

Finance costs

Interest expense	1,475	399	373	359	344	1,146

Net return on post-employment benefit plans	(108)	(27)	(27)	(27)	(27)	(51)

Impairment of assets	143	109	–	–	34	279

Other expense (income)	466	147	129	311	(121)	115

Income taxes	996	210	243	273	270	967

Adjusted EBITDA	10,417	2,567	2,667	2,645	2,538	10,199

11 MD&A Non-GAAP financial measures, other financial measures and key performance indicators (KPIs)

11.4 Capital management measures

A capital management measure is a financial measure that is intended to enable a reader to evaluate our objectives, policies and processes for managing our capital and is disclosed within the Notes to BCE’s consolidated financial statements.

The financial reporting framework used to prepare the financial statements requires disclosure that helps readers assess the company’s capital management objectives, policies, and processes, as set out in IFRS Accounting Standards in IAS 1 – Presentation of Financial Statements. BCE has its own methods for managing capital and liquidity, and IFRS Accounting Standards do not prescribe any particular calculation method.

Net debt leverage ratio

The net debt leverage ratio represents net debt divided by adjusted EBITDA. Net debt used in the calculation of the net debt leverage ratio is a non-GAAP financial measure. For further details on net debt, see section 11.1, Non-GAAP financial measures. For the purposes of calculating our net debt leverage ratio, adjusted EBITDA is twelve-month trailing adjusted EBITDA.

We use, and believe that certain investors and analysts use, the net debt leverage ratio as a measure of financial leverage.

11.5 Supplementary financial measures

A supplementary financial measure is a financial measure that is not reported in BCE’s consolidated financial statements, and is, or is intended to be, reported periodically to represent historical or expected future financial performance, financial position, or cash flows.

An explanation of such measures is provided where they are first referred to in this MD&A if the supplementary financial measures’ labelling is not sufficiently descriptive.

11.6 KPIs

In addition to the non-GAAP financial measures and other financial measures described previously, we use the following KPIs to measure the success of our strategic imperatives. These KPIs are not accounting measures and may not be comparable to similar measures presented by other issuers.

KPI	Definition

Adjusted EBITDA margin	Adjusted EBITDA margin is defined as adjusted EBITDA divided by operating revenues.

ARPU	ARPU is defined as Bell CTS wireless external services revenues divided by the average mobile phone subscriber base for the specified period, expressed as a dollar unit per month.

Capital intensity	Capital intensity is defined as capital expenditures divided by operating revenues.

Churn	Mobile phone churn is the rate at which existing mobile phone subscribers cancel their services. It is a measure of our ability to retain our customers. Mobile phone churn is calculated by dividing the number of mobile phone deactivations during a given period by the average number of mobile phone subscribers in the base for the specified period and is expressed as a percentage per month.

Subscriber unit (1)

Mobile phone subscriber unit is comprised of a recurring revenue generating portable unit (e.g. smartphones and feature phones) on an active service plan, that has access to our wireless networks and includes voice, text and/or data connectivity. We report mobile phone subscriber units in two categories: postpaid and prepaid. Prepaid mobile phone subscriber units are considered active for a period of 90 days following the expiry of the subscriber’s prepaid balance.

Mobile connected device subscriber unit is comprised of a recurring revenue generating portable unit (e.g. tablets, wearables, mobile Internet devices and IoT) on an active service plan, that has access to our wireless networks and is intended for limited or no cellular voice capability.

Wireline subscriber unit consists of an active revenue-generating unit with access to our services, including retail Internet, IPTV, and/or residential NAS. A subscriber is included in our subscriber base when the service has been installed and is operational at the customer premise and a billing relationship has been established.

• Retail Internet and IPTV subscribers have access to stand-alone services, and are primarily represented by a dwelling unit or a business location

• Retail residential NAS subscribers are based on a line count and are represented by a unique telephone number

(1)

As of Q1 2024, we are no longer reporting retail satellite TV subscribers as this no longer represents a significant proportion of our revenues. As a result, satellite TV subscribers have been removed from our retail TV subscriber base, and we now report exclusively retail IPTV subscribers.

108   BCE INC. 2024 ANNUAL FINANCIAL REPORT

12 MD&A Effectiveness of internal controls

12 Effectiveness of internal controls

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and CEO and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

As at December 31, 2024, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2024.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO, and effected by the Board, management and other personnel of BCE, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.

Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2024, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that evaluation, the CEO and CFO concluded that our internal control over financial reporting was effective as at December 31, 2024.

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.